As filed with the Securities and Exchange Commission on June 15, 2004
Registration No. 333-114603

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Radiation Therapy Services, Inc.

(Exact name of registrant as specified in our charter)

Florida	8011	65-0768951
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
Radiation Therapy Services, Inc.
2234 Colonial Boulevard
Fort Myers, Florida 33907
(239) 931-7275

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Koeninger, Chief Financial Officer

Radiation Therapy Services, Inc.
2234 Colonial Boulevard
Fort Myers, Florida 33907
(239) 931-7275

With Copies to:

Darrell C. Smith Shumaker, Loop & Kendrick, LLP 101 E. Kennedy Blvd., Suite 2800 Tampa, Florida 33602 (813) 229-7600 Telephone (813) 229-1660 Facsimile	J. Vaughan Curtis Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000 Telephone (404) 881-7777 Facsimile
          Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JUNE 2, 2004
5,500,000 Shares

Radiation Therapy Services, Inc.

Common Stock

       This is Radiation Therapy Services, Inc.’s initial public offering. We are offering 4,000,000 shares of common stock and the selling shareholders listed in this prospectus are offering 1,500,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. We currently expect the initial public offering price of our common stock to be between $13.00 and $15.00 per share.

       Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq National Market under the symbol “RTSX”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Net proceeds to Radiation Therapy Services, Inc.	$	$
Net proceeds to Selling Shareholders	$	$

Delivery of the shares of common stock will be made on or about                     , 2004.

       Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       Selling shareholders named in this prospectus have granted the underwriters an option to purchase up to 825,000 additional shares of common stock to cover over-allotments of shares on the same terms and conditions, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities	Banc of America Securities LLC

SG Cowen & Co.	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2004.

Lehigh Acres, Florida Treatment Center	Clyde, North Carolina Treatment Center

A Linear Accelerator	3-Dimensional Treatment Plan

(This page intentionally left blank)

ii

PROSPECTUS SUMMARY

       This summary highlights selected information contained in greater detail elsewhere in this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should carefully read the following summary together with the more detailed information regarding us and our common stock being sold in this offering, including “Risk Factors” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. References in this prospectus to “we”, “us” and “our” are references to Radiation Therapy Services, Inc. and our subsidiaries, consolidated professional corporations and associations and unconsolidated affiliates, including joint ventures, unless the context requires otherwise. References in this prospectus to “our treatment centers” refer to owned, managed and hospital-based treatment centers. Additionally, references in this prospectus to “our radiation oncologists” refer to both those professionals employed by us and those employed by professional corporations in those treatment centers we manage, unless the context requires otherwise.

RADIATION THERAPY SERVICES, INC.

       We are a provider of radiation therapy services to cancer patients. We own, operate and manage treatment centers focused exclusively on providing radiation treatment alternatives ranging from conventional external beam radiation to newer, technologically-advanced options. We believe we are the largest company in the United States focused exclusively on providing radiation therapy. We opened our first radiation treatment center in 1983 and currently provide radiation therapy services in 41 free-standing and 11 hospital-based treatment centers. Our treatment centers are clustered into 17 regional networks in eight states, including Alabama, Delaware, Florida, Kentucky, Maryland, Nevada, New York and North Carolina. In our 21 years of operation, we have developed a standardized operating model that enables our treatment centers to deliver high-quality, cost-effective patient care. We have a highly experienced management team and a number of our senior radiation oncologists are nationally recognized by the American College of Radiation Oncology for excellence and leadership in the field of radiation oncology.

       For the year ended December 31, 2003, our total revenues and pro forma net income grew by 25% and 28%, respectively, over the prior year. For the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, we had total revenues of $138.7 million and $42.9 million and pro forma net income of $14.3 million and $6.2 million. Pro forma net income gives effect to taxes as if we had been taxed as a C corporation.

       Cancer is the second leading cause of death in the United States, exceeded only by heart disease. In 2004, the American Cancer Society estimates that an additional 1.4 million new cancer cases will be diagnosed in the United States and that cancer will account for one in every four deaths. According to the American Society for Therapeutic Radiology and Oncology, approximately 50% to 60% of patients diagnosed with cancer receive radiation therapy. Radiation therapy can be used as a stand-alone treatment option and as an adjunct treatment to surgery, chemotherapy and biological therapy. Radiation therapy can be used to cure cancer by destroying cancer cells and, when curing cancer is not possible, to shrink tumors and reduce pressure, pain and relieve other symptoms to enhance a patient’s quality of life. We expect future growth in the radiation therapy market to be driven by:

•	aging of the population in the United States, as 77% of all cancers are diagnosed in people over age 55;

•	earlier detection and diagnosis of cancer;

•	increased knowledge of and demand for advanced treatments by patients;

•	growing utilization of advanced treatment technologies; and

•	discovery of new and innovative means of delivering radiation therapy for the treatment of cancer.

Our Operating Strategy

       Our goal is to provide cancer patients with radiation therapy treatments to maximize clinical outcomes. We focus exclusively on providing a broad spectrum of radiation therapy in both a patient-friendly environment and cost-effective manner. In 28 of our radiation treatment centers we employ the physicians, and in 24 we operate pursuant to administrative services agreements. The key elements of our operating strategy are to:

•	Emphasize Patient Service — We focus on providing superior patient service in an effort to minimize the stress and uncertainty typically faced by cancer patients. Our services emphasize ease of access to our treatment centers, flexible scheduling and patient privacy.

•	Provide Advanced Radiation Treatment Alternatives — We provide cancer patients with access to the most advanced radiation treatment technologies, such as intensity modulated radiation therapy (IMRT), which are designed to deliver more effective doses of radiation while minimizing harm to surrounding tissues. We have directly benefited from the increasing awareness of cancer patients to these advanced radiation treatment alternatives.

•	Establish and Maintain Strong Clinical Relationships with Referring Physicians — Our team of radiation oncologists is focused on establishing a presence in the medical community and involving referring physicians in the care of the patient. We believe that strong clinical relationships with referring physicians result in the best possible patient care.

•	Recruit and Retain Leading Radiation Oncologists — We recruit radiation oncologists with excellent academic and clinical backgrounds who we believe have potential for professional growth. We offer our radiation oncologists the opportunity to practice with a team of leaders in the field, providing them with access to advanced technologies and the ability to earn compensation above the national average. We have a successful track record of retaining radiation oncologists on our staff. Over the last five years, retention rates for our radiation oncologists have exceeded 93%.

•	Cluster our Treatment Centers into Regional Networks — We cluster our treatment centers into regional networks in order to leverage our investment in advanced treatment technologies and our clinical and operational expertise over a larger patient population, and more effectively negotiate contracts with managed care payors.

•	Continually Enhance Operational Efficiencies — During our 21 years of operation, we have developed a standardized operating model that enables our treatment centers to cost-effectively deliver high-quality patient care. We continue to enhance our operating performance through the use of established protocols and procedures in our clinical operations and a centralized approach to administrative functions.

Our Growth Strategy

       Our growth strategy is to further increase our market share within our established regional networks and selectively expand into new regions. The key elements of our growth strategy are to:

•	Increase Revenue and Profitability of Our Existing Treatment Centers — We are focused on increasing the revenue and profitability of our existing treatment centers through increasing clinical referrals, expanding our offering of advanced treatment options, standardizing treatment protocols, adding additional radiation oncologists and entering into additional payor relationships.

•	Develop New Treatment Centers Within Our Existing Regional Networks — Our management team has significant experience in the design and construction of radiation treatment centers, having developed 19 treatment centers since 1983. Our newly-developed treatment centers typically achieve positive cash flows within six to twelve months after opening. We currently have two new treatment centers under development within our existing regional networks with one expected to replace an existing treatment center.

•	Selectively Enter New Regions — We have entered seven new regions within the last five years and plan to selectively expand into additional regions through the acquisition of established treatment centers, new treatment center development and strategic alliances and joint ventures. We currently plan to develop new treatment centers in two new regions. We carefully analyze and select potential new regions based on demographic characteristics, any pre-existing relationships with physicians or hospitals, the current competitive landscape, the payor environment and the region’s regulatory environment.

Our Risks

       Our business and our ability to implement our operating and growth strategies are subject to numerous risks which you should consider before investing in our common stock. In particular, the risks we face include risks related to:

•	Dependence on Payments from Medicare and Medicaid — Since a high proportion of cancer patients are over the age of 65 we depend on payments from government Medicare and Medicaid programs for a significant amount of revenue. In 2003 we estimate that approximately 55% of our net patient service revenue consisted of payments from Medicare and Medicaid. Our business could be materially harmed if by any changes that limit or reduce the amounts paid to us for our services under these government programs.

•	Dependence on Payments from Managed Care Organizations — We estimate that approximately 43% of our net patient revenue in 2003 was derived from commercial payors such as managed care organizations. Since commercial payor rates are generally higher than government program rates, our revenue and profitability will decline if commercial payors reduce their rates and our operating margins will be reduced.

•	Potential Conflicts of Interest — We have potential conflicts of interest relating to existing agreements with certain related parties. In 2003 we paid an aggregate of $6.6 million and received $21.8 million. If a dispute arises in connection with any of these related party agreements which we are unable to satisfactorily resolve, it could harm our business.

•	Our Administrative Services Agreements Could be Terminated — We have administrative services agreements in certain states. We are prohibited under corporate practice of medicine regulations from employing physicians. These administrative services agreements accounted for $34.6 million of our net patient service revenue in 2003. If our administrative services agreements are terminated, we could be materially harmed.

•	Dependence on Recruiting and Retaining Radiation Oncologists — Our success is dependent on our continuing ability to successfully recruit, train and retain or affiliate with radiation oncologists, physicists, dosimetrists, radiation therapists, and medical technicians. Although we have not experienced recruiting or retention problems in the past, there is currently a national shortage of these health care professionals which could adversely impact us in the future.

•	Concentration of Florida Centers — Our Florida treatment centers accounted for approximately 68% of our total revenues in 2003. Since a significant number of our centers are concentrated in Florida, our business is particularly sensitive to regulatory, economic and other conditions in that state.

•	Extensive Governmental Regulation — We are subject to extensive governmental regulation. Any violation of governmental laws or limitations and prohibitions placed on us could harm our business.

•	Significant Indebtedness — We currently have outstanding debt under our senior secured credit facility of approximately $90.1 million. Although we plan to repay part of this indebtedness from the proceeds of this offering, our remaining indebtedness of approximately $49.7 million could have adverse consequences and hurt our business.

We might not be able to successfully manage our risks and these risks could harm our business. The risks we face are described more fully in the “Risk Factors” section which follows this prospectus summary.

Our Address

       Our principal executive office is located at 2234 Colonial Boulevard, Fort Myers, Florida 33907, and our telephone number is (239) 931-7275. We conduct much of our business under the name of our wholly-owned subsidiary, 21st Century Oncology, Inc. Our corporate website is www.rtsx.com. We also maintain a website for patients at www.21stcenturyoncology.com. Information contained on our websites is not part of this prospectus.

THE OFFERING

Common stock offered by us	4,000,000 shares

Common stock offered by selling shareholders	1,500,000 shares

Common stock to be outstanding after this offering	22,274,124 shares

Use of proceeds	We plan to use the net proceeds of this offering to:

• repay approximately $47.8 million of outstanding indebtedness under our senior credit facility;

• repay approximately $2.7 million of outstanding indebtedness to certain of our directors, officers and related parties.

We will not receive any proceeds from sale of shares of common stock by selling shareholders or the exercise by the underwriters of the over-allotment option granted by the selling shareholders. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions”.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	RTSX

      The foregoing information as to the number of shares of our common stock to be outstanding after this offering is based on 18,022,124 shares outstanding as of March 31, 2004. This information includes an aggregate of 252,000 shares to be issued in connection with the acquisition by us of Devoto Construction, Inc., simultaneously with the closing of this offering (based upon the midpoint of the initial public offering price range indicated on the cover of this prospectus), and excludes:

•	an aggregate of 970,515 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of March 31, 2004 at a weighted average exercise price of $2.99 per share; and

•	an aggregate of 1,107,862 additional shares of common stock reserved and available for future issuance under our employee stock plans as of March 31, 2004.

       Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes that the underwriters’ over-allotment option will not be exercised, gives effect to the completion of a 1.83 for 1.0 forward split of our common stock and assumes the amendment of our articles of incorporation and bylaws, all of which are expected to occur prior to or with the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

       The following table sets forth our summary historical consolidated, our pro forma and our pro forma as adjusted financial data for the periods indicated. The historical consolidated statements of income data for the years ended December 31, 2001, 2002 and 2003 and the historical consolidated balance sheet data as of December 31, 2002 and 2003, are derived from our consolidated financial statements, which were audited by Ernst & Young LLP, our independent certified public accountants, and are included elsewhere in this prospectus. The historical consolidated balance sheet data as of December 31, 2001 are derived from our unaudited consolidated financial statements that are not included in this prospectus. The historical consolidated statements of income data for the three months ended March 31, 2003 and 2004 and the related consolidated balance sheet data as of March 31, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated results of operations, and financial condition as of and for such periods.

       On March 31, 2004, we borrowed, pursuant to an add-on term loan facility, an additional $40.0 million under our third amended and restated senior secured credit facility. The proceeds from the add-on term loan facility were used to make a special distribution totaling $40.0 million to our shareholders. The pro forma consolidated balance sheet data as of March 31, 2004 gives effect to our special distribution as if it occurred on that date.

       The pro forma as adjusted consolidated balance sheet data as of March 31, 2004 presented below give effect to the pro forma adjustments described above, the completion of the initial public offering, the application of $50.5 million of the net proceeds from this offering to repay existing indebtedness, the acquisition of the assets of Devoto Construction, Inc. for $3.5 million and the recognition of a net deferred tax liability of $7.4 million resulting from the termination of our S Corporation status, as if each had occurred as of March 31, 2004. The pro forma as adjusted summary financial data are not necessarily indicative of what our financial position or results of operations would have been if the special distribution, the recognition of a net deferred tax liability, and this offering had been completed as of the dates indicated, nor are such data necessarily indicative of our financial position or results of operations for any future date or period.

       Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(Dollars in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues:
Net patient service revenue	$73,934	$104,438	$129,197	$31,986	$40,462
Other revenue	4,364	6,682	9,483	2,523	2,486

Total revenues	78,298	111,120	138,680	34,509	42,948
Expenses:
Salaries and benefits	41,680	57,248	72,146	16,495	21,098
Medical supplies	1,273	2,312	2,226	513	883
Facility rent expenses	1,951	3,516	4,479	1,043	1,296
Other operating expenses	4,414	7,194	8,690	2,348	1,641
General and administrative expenses	6,854	10,475	16,400	2,982	4,297
Depreciation and amortization	4,064	4,163	5,074	1,199	1,508
Provision for doubtful accounts	2,018	3,365	3,375	827	1,361
Interest expense, net	3,980	2,615	2,053	546	595
Impairment loss	—	—	284	—	—

Total expenses	66,234	90,888	114,727	25,953	32,679

Income before minority interests	12,064	20,232	23,953	8,556	10,269
Minority interests in net losses (earnings) of consolidated entities	1	23	(7)	22	9

Income before cumulative effect of change in accounting principle	12,065	20,255	23,946	8,578	10,278
Cumulative effect of change in accounting principle	(408)	(963)	—	—	—

Net income	11,657	19,292	23,946	8,578	10,278
Pro forma provision for income taxes(1)	4,797	8,105	9,645	3,400	4,080

Pro forma net income	$6,860	$11,187	$14,301	$5,178	$6,198

Pro forma earnings per common share(2)
Basic			$0.72		$0.31
Diluted			$0.67		$0.29
Pro forma weighted average common shares outstanding(2)
Basic			19,831,613		20,301,241
Diluted			21,328,023		21,382,659
Pro forma as adjusted earnings per common share(3)
Basic			$0.67		$0.29
Diluted			$0.63		$0.27

Selected Operating Data (at period end):
Regional networks	11	13	17	13	17
Treatment centers	28	40	51	42	52

				As of March 31, 2004
	As of December 31,
					Pro	Pro Forma
	2001	2002	2003	Actual	Forma(4)	As Adjusted(5)

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,698	$4,294	$2,606	$44,417	$4,417	$4,417
Total assets	78,210	102,903	128,285	177,051	137,051	140,579
Total debt	40,411	51,342	59,811	99,550	99,550	49,676
Total shareholders’ equity	28,581	38,297	50,972	59,898	12,521	66,629

(1)	Reflects combined federal and state income taxes on a pro forma basis, as if we had been taxed as a C Corporation. See the consolidated statements of income and comprehensive income and note 14 of the notes to the consolidated financial statements.

(2)	Pro forma earnings per common share is calculated based on pro forma net income which has been adjusted as described in (1) above. Shares used to calculate pro forma basic and diluted earnings per common share outstanding for December 31, 2003 and March 31, 2004 were adjusted to add 2,857,143 shares of common stock as required under Staff Accounting Bulletin (SAB) Topic 1.B.3 to reflect the number of shares which would have to be issued to replace the $40 million distribution paid to our shareholders. The number of shares included under SAB Topic 1.B.3 is equal to the $40 million distribution paid on April 9, 2004 divided by an assumed offering price of $14.00 per share of our common stock, the mid-point of the range on the cover of the prospectus.

(3)	Pro forma as adjusted earnings per common share is based on pro forma net income, which has been adjusted as described in (1) above. Shares used to calculate pro forma basic and diluted earnings per common share is based on 21,226,471 and 22,722,880 weighted average shares outstanding after this offering on a basic and diluted basis, respectively, for the year ended December 31, 2003 and based on 21,696,098 and 22,777,516 weighted average shares outstanding after this offering on a basic and diluted basis, respectively, for the three months ended March 31, 2004, inclusive of 2,857,143 shares relating to the $40 million distribution paid on April 9, 2004 as described in (2) above and 252,000 shares to be issued in connection with the acquisition of Devoto Construction, Inc. simultaneous with the closing of this offering.

(4)	Reflects the special distribution totaling $40 million to our shareholders as if the transaction occurred on March 31, 2004 and the recognition of a net deferred tax liability of $7.4 million.

(5)	Reflects the pro forma adjustments as noted in (4) above, the completion of the initial public offering, the application of $50.5 million of net proceeds to repay existing indebtedness and the acquisition of the assets of Devoto Construction, Inc. for $3.5 million as if the transactions occurred on March 31, 2004.

      The above table excludes:

•	an aggregate of 970,515 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of March 31, 2004 at a weighted average exercise price of $2.99 per share; and

•	an aggregate of 1,107,862 additional shares of common stock reserved and available for future issuance under our employee stock plans as of March 31, 2004.

RISK FACTORS

      Investing in our common stock involves risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock.

Risks Related to Our Business

We depend on payments from government Medicare and Medicaid programs for a significant amount of our revenue and our business could be materially harmed by any changes that result in reimbursement reductions.

       Our payor mix is highly focused toward Medicare patients due to the high proportion of cancer patients over the age of 55. We estimate that approximately 53%, 54%, 55% and 59% of our net patient service revenue for 2001, 2002, 2003 and the three months ended March 31, 2004, respectively, consisted of payments from Medicare and Medicaid. These government programs generally reimburse us on a fee-for-service basis based on predetermined government reimbursement rate schedules. As a result of these reimbursement schedules, we are limited in the amount we can record as revenue for our services from these government programs. If our operating costs increase, we will not be able to recover these costs from government payors. Medicare reimbursement rates are determined by a formula which takes into account an industry wide conversion factor which may change on an annual basis. In 2002, the conversion factor was reduced by 5.4%. It was increased 1.6% and 1.5% in 2003 and 2004, respectively, and is scheduled to increase an additional 1.5% in 2005. The net result of these changes in the conversion factor in the past several years has not had a significant impact on our business. There can be no assurance that increases will continue, scheduled increases will materialize or decreases will not occur in the future. Changes in the Medicare, Medicaid or similar government programs that limit or reduce the amounts paid to us for our services could cause our revenue and profitability to decline.

If payments by managed care organizations and other commercial payors decrease, our revenue and profitability could be adversely affected.

       We estimate that approximately 45%, 45%, 43% and 40% of our net patient service revenue for 2001, 2002, 2003 and the three months ended March 31, 2004, respectively, was derived from commercial payors such as managed care organizations and private health insurance programs. These commercial payors generally pay us for the services rendered to an insured patient based upon predetermined rates. Managed care organizations typically pay at lower rates than private health insurance programs. While commercial payor rates are generally higher than government program reimbursement rates, commercial payor rates are based in part on Medicare reimbursement rates and when Medicare rates are lowered, commercial rates are often lowered as well. If managed care organizations and other private insurers reduce their rates or we experience a significant shift in our revenue mix toward additional managed care payors or Medicare or Medicaid reimbursements, then our revenue and profitability will decline and our operating margins will be reduced. Any inability to maintain suitable financial arrangements with commercial payors could have a material adverse impact on our business.

We have potential conflicts of interest relating to our related party transactions which could harm our business.

       We have potential conflicts of interest relating to existing agreements we have with certain of our directors, officers, principal shareholders, shareholders and employees. In 2003 we paid an aggregate of $6.6 million under our related party agreements and we received $21.8 million pursuant to our administrative service agreements with related parties. Potential conflicts of interest can exist if a related party director or officer has to make a decision that has different implications for us and the related party.

If a dispute arises in connection with any of these agreements, if not resolved satisfactorily to us, our business could be harmed. These agreements include our:

•	administrative services agreements with professional corporations that are owned by certain of our directors, officers and principal shareholders;

•	leases we have entered into with entities owned by certain of our directors, officers, principal shareholders, shareholders and employees; and

•	medical malpractice insurance which we acquire from an entity owned by certain of our directors, officers, principal shareholders and an employee.

       In Maryland, Nevada, New York and North Carolina, we have administrative services agreements with professional corporations that are owned by certain of our directors, officers and principal shareholders. Michael J. Katin, M.D., a director, is a licensed physician in the states of Nevada and North Carolina and we have administrative services agreements with his professional corporations in these states. In the state of New York, our Chairman, Howard M. Sheridan, M.D., our Chief Executive Officer and President, Daniel E. Dosoretz, M.D., our Medical Director, James H. Rubenstein, M.D. and Dr. Katin, are licensed physicians and we have administrative services agreements with their professional corporation. Additionally, Dr. Katin and Graciela R. Garton, M.D., a principal shareholder, are licensed physicians in the state of Maryland and we have an administrative services agreement with their professional corporation in this state. While we have transition agreements in place in all regions except New York that provide us with the ability to designate qualified successor physician owners of the shares held by the physician owners of these professional corporations upon the occurrence of certain events, there can be no assurance that we will be able to enforce them under the laws of the respective states or that they will not be challenged by regulatory agencies. Potential conflicts of interest may arise in connection with the administrative services agreements that may have materially different implications for us and the professional corporations and there can be no assurance that it will not harm us. For example, we are generally paid a fixed annual fee on a monthly basis by the professional corporations for our services, which are generally subject to renegotiation on an annual basis. We may be unable to renegotiate acceptable fees, in which event many of the administrative services agreements provide for binding arbitration. If we are unsuccessful in renegotiations or arbitration this could negatively impact our operating margins or result in the termination of our administrative services agreements.

       Additionally, we lease 13 of our properties from ownership groups that consist of certain of our directors, officers, principal shareholders, shareholders and employees. Our lease for the Broadway office in Fort Myers, Florida is on a month to month basis and there can be no assurance that it will continue in the future. We may be unable to renegotiate these leases when they come up for renewal on terms acceptable to us, if at all.

       In October 2003, we replaced our existing third-party medical malpractice insurance coverage with coverage we obtained from a newly-formed insurance entity, which is owned by Drs. Katin, Dosoretz, Rubenstein and an employee. We may be unable to renegotiate this coverage at acceptable rates and comparable coverage may not be available from third-party insurance companies. If we are unsuccessful in renewing our malpractice insurance coverage, we may not be able to continue to operate without being exposed to substantial risks of claims being made against us for damage awards we are unable to pay.

       All future transactions between us and any related party will be approved by the audit committee and disputes will be handled by the audit committee. In the past we did not establish any procedural mechanisms to address the potential conflicts of interest that could arise in our related party agreements although our board of directors, in the exercise of their fiduciary duties, addressed them on a case-by-case basis. There can be no assurance that the above or any future conflicts of interest will be resolved in our favor. If not resolved, such conflicts could harm our business.

If our administrative services agreements are terminated by the professional corporations, we could be materially harmed.

       Certain states, including Maryland, Nevada, New York and North Carolina, have laws prohibiting business corporations from employing physicians. Our treatment centers in Alabama, Nevada, New York and North Carolina, and one treatment center in Maryland, operate through administrative services agreements with professional corporations that employ the radiation oncologists who provide professional services at the treatment centers in those states. In 2002, 2003 and the three months ended March 31, 2004, $26.4 million, $34.6 million and $9.5 million, respectively, of our net patient service revenue was derived from administrative services agreements, as opposed to $78.0 million, $94.6 million and $31.0 million from all of our other centers. Although the professional corporations in Maryland, Nevada, New York and North Carolina are currently owned by certain of our directors, officers and principal shareholders, who are licensed to practice medicine in those states, we cannot assure you that a professional corporation will not seek to terminate an agreement with us on the basis that it violates the applicable state laws prohibiting the corporate practice of medicine or any other basis nor can we assure you that governmental authorities in those states will not seek termination of these arrangements on the same basis. While we have not been subject to such proceedings in the past, nor are we currently aware of any other corporations that are subject to such proceedings, we could be materially harmed if any state governmental authorities or the professional corporations with which we have an administrative services agreement were to succeed in such a termination.

We depend on recruiting and retaining radiation oncologists and other qualified healthcare professionals for our success and our ability to enforce the non-competition covenants with radiation oncologists.

       Our success is dependent upon our continuing ability to recruit, train and retain or affiliate with radiation oncologists, physicists, dosimetrists, radiation therapists and medical technicians. While there is currently a national shortage of these healthcare professionals, we have not experienced significant problems attracting and retaining key personnel and professionals in the recent past. We face competition for such personnel from other healthcare providers, research and academic institutions, government entities and other organizations. In the event we are unable to recruit and retain these professionals, such shortages could have a material adverse effect on our ability to grow. Additionally, many of our senior radiation oncologists, due to their reputations and experience, are very important in the recruitment and education of radiation oncologists. The loss of any such senior radiation oncologists could negatively impact us.

       All of our radiation oncologists except eight are employed under employment agreements which, among other provisions, provide that the radiation oncologists will not compete with us (or the professional corporations contracting with us) for a period of time after employment terminates. Such covenants not to compete are enforced to varying degrees from state to state. In most states, a covenant not to compete will be enforced only to the extent that it is necessary to protect the legitimate business interest of the party seeking enforcement, that it does not unreasonably restrain the party against whom enforcement is sought and that it is not contrary to the public interest. This determination is made based upon all the facts and circumstances of the specific case at the time enforcement is sought. It is unclear whether our interests under our administrative services agreements will be viewed by courts as the type of protected business interest that would permit us or the professional corporations to enforce a non-competition covenant against the radiation oncologists. Since our success depends in substantial part on our ability to preserve the business of our radiation oncologists, a determination that these provisions will not be enforced could have a material adverse effect on us.

We depend on our senior management and we may be materially harmed if we lose any member of our senior management.

       We are dependent upon the services of our senior management, especially Dr. Dosoretz, our Chief Executive Officer and President, and Dr. Rubenstein, our Medical Director. We have entered into executive employment agreements with Drs. Dosoretz and Rubenstein. The initial term of the employment agreements is three years and they renew automatically for successive two year terms unless 120 days prior notice is given by either party. Because these members of our senior management team have been with us for over 15 years and have contributed greatly to our growth, their services would be very difficult, time consuming and costly to replace. We carry key-man life insurance on these individuals. The loss of key management personnel or our inability to attract and retain qualified management personnel could have a material adverse effect on us. A decision by any of these individuals to leave our employ, to compete with us or to reduce his involvement on our behalf or as to any professional corporation they have an interest in and to which we provide administrative services, would have a material adverse effect on our business.

A significant number of our treatment centers are concentrated in certain states, particularly Florida, which makes us particularly sensitive to regulatory, economic and other conditions in those states.

       Our Florida treatment centers accounted for approximately 79%, 71%, 68% and 67% of our total revenues during 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. Our treatment centers are also concentrated in the states of Nevada, New York and North Carolina, none which individually currently account for more than 15% of our total revenues, but in the aggregate accounted for approximately 15%, 25%, 26% and 22% of our total revenues in 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. If our treatment centers in these states are adversely affected by changes in regulatory, economic and other conditions, our revenue and profitability may decline. In particular, we employ radiation oncologists at our Florida treatment centers and if we are restricted or prohibited from doing so in the future it could significantly harm our business.

Our growth strategy depends in part on our ability to acquire and develop additional treatment centers on favorable terms. If we are unable to do so, our future growth could be limited and our operating results could be adversely affected.

       We may be unable to identify, negotiate and complete suitable acquisition and development opportunities on reasonable terms. We began operating our first radiation treatment center in 1983, and have grown to provide radiation therapy at 52 treatment centers. We expect to continue to add additional treatment centers in our existing and new regional markets. Our growth, however, will depend on several factors, including:

•	our ability to obtain desirable locations for treatment centers in suitable markets;

•	our ability to identify, recruit and retain or affiliate with a sufficient number of radiation oncologists and other healthcare professionals;

•	our ability to obtain adequate financing to fund our growth strategy; and

•	our ability to successfully operate under applicable government regulations.

       If our growth strategy does not succeed, our business could be harmed.

We may encounter numerous business risks in acquiring and developing additional treatment centers, and may have difficulty operating and integrating those treatment centers.

       If we acquire or develop additional treatment centers, we may:

•	be unable to successfully operate the treatment centers;

•	have difficulty integrating their operations and personnel;

•	be unable to retain radiation oncologists or key management personnel;

•	be unable to collect the accounts receivable of an acquired treatment center;

•	acquire treatment centers with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations;

•	be unable to contract with third-party payors or attract patients to our treatment centers; or

•	experience losses and lower gross revenues and operating margins during the initial periods of operating our newly-developed treatment centers.

       Furthermore, integrating a new treatment center could be expensive and time consuming, and could disrupt our ongoing business and distract our management and other key personnel.

       We currently plan to develop new treatment centers in existing and new regional networks. We may not be able to structure economically beneficial arrangements in new states as a result of these respective healthcare laws or otherwise. If these plans change for any reason or the anticipated schedules for opening and costs of development are revised by us, we may be negatively impacted. We may not be able to integrate and staff these new treatment centers. There can be no assurance that these planned treatment centers will be completed or that, if developed, will achieve sufficient patient volume to generate positive operating margins. If we are unable to timely and efficiently integrate an acquired or newly-developed treatment center, our business could suffer.

We may be subject to actions for false claims if we do not comply with government coding and billing rules which could harm our business.

       If we fail to comply with federal and state documentation, coding and billing rules, we could be subject to criminal and/or civil penalties, loss of licenses and exclusion from the Medicare and Medicaid programs, which could harm us. We estimate that approximately 53%, 54%, 55% and 59% of our net patient service revenue for 2001, 2002, 2003 and the three months ended March 31, 2004, respectively, consisted of payments from Medicare and Medicaid programs. In billing for our services to third-party payors, we must follow complex documentation, coding and billing rules. These rules are based on federal and state laws, rules and regulations, various government pronouncements, and on industry practice. Failure to follow these rules could result in potential criminal or civil liability under the federal False Claims Act, under which extensive financial penalties can be imposed. It could further result in criminal liability under various federal and state criminal statutes. We submit thousands of claims for Medicare and other payments and there can be no assurance that there have been no errors. While we carefully and regularly review our documentation, coding and billing practices as part of our compliance program, the rules are frequently vague and confusing and we cannot assure that governmental investigators, private insurers or private whistleblowers will not challenge our practices. Such a challenge could result in a material adverse effect on our business.

State law limitations and prohibitions on the corporate practice of medicine may materially harm our business and limit how we can operate.

       State governmental authorities regulate the medical industry and medical practices extensively. Many states have corporate practice of medicine laws which prohibit us from:

•	employing physicians;

•	practicing medicine, which, in some states, includes managing or operating a radiation treatment center;

•	certain types of fee arrangements with physicians;

•	owning or controlling equipment used in a medical practice;

•	setting fees charged for physician services;

•	maintaining a physician’s patient records; or

•	controlling the content of physician advertisements.

       In addition, many states impose limits on the tasks a physician may delegate to other staff members. We have administrative services agreements in states that prohibit the corporate practice of medicine such as Maryland, Nevada, New York and North Carolina. Corporate practice of medicine laws and their interpretation vary from state to state, and regulatory authorities enforce them with broad discretion. If we are in violation of these laws, we could be required to restructure our agreements which could materially harm our business and limit how we operate. In the event the corporate practice of medicine laws of other states would adversely limit our ability to operate, it could prevent us from expanding into the particular state and impact our growth strategy.

If we fail to comply with the laws and regulations applicable to our treatment center operations, we could suffer penalties or be required to make significant changes to our operations.

       Our treatment center operations are subject to many laws and regulations at the federal, state and local government levels. These laws and regulations require that our treatment centers meet various licensing, certification and other requirements, including those relating to:

•	qualification of medical and support persons;

•	pricing of services by healthcare providers;

•	the adequacy of medical care, equipment, personnel, operating policies and procedures;

•	certificates of need;

•	maintenance and protection of records; or

•	environmental protection, health and safety.

       If we fail or have failed to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including becoming the subject of cease and desist orders, the loss of our licenses to operate and our ability to participate in government or private healthcare programs.

If we fail to comply with the federal anti-kickback statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from the Medicare and Medicaid programs, which could materially harm us.

       A provision of the Social Security Act, commonly referred to as the federal anti-kickback statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The federal anti-kickback statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. All of our financial relationships with healthcare providers are potentially implicated by this statute to the extent Medicare or Medicaid referrals are implicated. Financial relationships covered by this statute can include any relationship where remuneration is provided for referrals including payments not commensurate with fair market value, whether in the form of space, equipment leases, professional or technical services or anything else of value. Violations of the federal anti-kickback statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000, imprisonment of up to five years, civil penalties under the Civil Monetary Penalties Law of up to $50,000 for each violation, plus three times the remuneration involved, civil penalties under the False Claims Act of up to $11,000 for each claim submitted, plus three times the amounts paid for such claims and exclusion from participation in the Medicare and Medicaid programs. The exclusion, if applied to us or one or more of our subsidiaries or affiliate personnel, could result in significant reductions in our revenues and could have a material adverse effect on our business. In addition, most of the states in which we operate, including Florida, have also adopted laws, similar to the federal anti-kickback statute, that prohibit payments to physicians in exchange for referrals, some of which apply regardless of the source of payment for care. These statutes typically impose criminal and civil penalties as well as loss of licenses.

If we fail to comply with the provision of the Civil Monetary Penalties Law relating to inducements provided to patients, we could be subject to civil penalties and exclusion from the Medicare and Medicaid programs, which could materially harm us.

      Under a provision of the federal Civil Monetary Penalties Law, civil monetary penalties (and exclusion) may be imposed on any person who offers or transfers remuneration to any patient who is a Medicare or Medicaid beneficiary, when the person knows or should know that the remuneration is likely to induce the patient to receive medical services from a particular provider. This broad provision applies to many kinds of inducements or benefits provided to patients, including complimentary items, services or transportation that are of more than a nominal value. We have reviewed our practices of providing services to our patients, and have structured those services in a manner that we believe complies with the Law and its interpretation by government authorities. We cannot provide assurances, however, that government authorities will not take a contrary view and impose civil monetary penalties and exclude us for past or present practices.

Our business could be materially harmed by future interpretation or implementation of state laws regarding prohibitions on fee-splitting.

       Many states, including Florida where 24 of our 52 treatment centers are located, prohibit the splitting or sharing of fees between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Some states have interpreted certain types of fee arrangements in practice management agreements between entities and physicians as unlawful fee-splitting. We believe our arrangements with physicians comply in all material respects with the fee-splitting laws of the states in which we operate. Nevertheless, it is possible regulatory authorities or other parties could claim we are engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, we and our radiation oncologists could be subject to civil and criminal penalties and we could be required to restructure our contractual and other arrangements. Any restructuring of our contractual and other arrangements with physician practices could result in lower revenue from such practices and reduced influence over the business decisions of such practices. Alternatively, some of our existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue. In addition, expansion of our operations to other states with certain types of fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with physicians, professional corporations and hospitals.

If our operations in New York are found not to be in compliance with New York law, we may be unable to continue or expand our operations in New York.

       We estimate that approximately 11%, 12%, 11% and 9% of total revenues for 2001, 2002, 2003 and the three months ended March 31, 2004, respectively, was derived from our New York operations. New York law requires that, in order to be approved by the New York Department of Health as licensed healthcare facilities, entities seeking to own such facilities must have natural persons as partners or equity holders. Accordingly, we are not able to own interests in an entity that owns an interest in a New York healthcare facility. New York law also prohibits the delegation of certain management functions by a licensed healthcare facility. The law does permit a licensed facility to obtain various services from non-licensed entities; however, it is not always clear what types of services could be properly delegated and what services, if delegated, would constitute a violation. Further, New York law prohibits arrangements with hospitals or other licensed entities whereby the fees payable under such arrangements are based upon a percentage of revenues. Since New York law also prohibits the corporate practice of medicine, we do not employ radiation oncologists to provide professional services in New York. Although we believe that our operations and relationships in New York are in material compliance with these laws, if New York regulatory authorities or a third party asserts a contrary position, our New York operations could be harmed and we may be unable to continue or expand our operations in New York.

If a federal or state agency asserts a different position or enacts new laws or regulations regarding illegal payments under the Medicare, Medicaid or other governmental programs, we may be subject to civil and criminal penalties, experience a significant reduction in our revenue or be excluded from participation in the Medicare, Medicaid or other governmental programs.

       Any change in interpretations or enforcement of existing or new laws and regulations could subject our current business practices to allegations of impropriety or illegality, or could require us to make changes in our treatment centers, equipment, personnel, services, pricing or capital expenditure programs, which could increase our operating expenses and have a material adverse effect on our operations or reduce the demand for or profitability of our services.

       Additionally, new federal or state laws may be enacted that would cause our relationships with our radiation oncologists to become illegal or result in the imposition of penalties against us or our treatment centers. If any of our business arrangements with our radiation oncologists were deemed to violate the federal anti-kickback statute or similar laws, or if new federal or state laws were enacted rendering these arrangements illegal, our business would be adversely affected.

If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur a significant loss of reimbursement revenue.

       We are subject to federal and state statutes and regulations banning payments for referrals of patients and referrals by physicians to healthcare providers with whom the physicians have a financial relationship and billing for services provided pursuant to such referrals if any occur. The federal Stark Law applies to Medicare and Medicaid and prohibits a physician from referring patients for certain services, including radiation therapy, radiology and laboratory services, to an entity with which the physician has a financial relationship. Financial relationship includes both investment interests in an entity and compensation arrangements with an entity. The state laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been interpreted by courts or regulatory agencies. These state laws and regulations generally apply to services reimbursed by both governmental and private payors. Violation of these federal and state laws and regulations may result in prohibition of payment for services rendered, loss of licenses, fines, criminal penalties and exclusion from Medicare and Medicaid programs.

       We have financial relationships with our physicians, as defined by the federal Stark Law, in the form of compensation arrangements and ownership of our common stock issued by us in connection with acquisitions. We also have financial arrangements with physicians who refer Medicare and Medicaid patients to us, which relationships are also subject to the Stark Law. While we believe that our financial relationships with physicians and referral practices are in material compliance with applicable laws and regulations, government authorities might take a contrary position or prohibited referrals may occur. We cannot be certain that physicians who own our common stock or hold promissory notes will not violate these laws or that we will have knowledge of the identity of all beneficial owners of our common stock. If our financial relationships with physicians were found to be illegal, or if prohibited referrals were found to have been made, we could be subject to civil and criminal penalties, including fines, exclusion from participation in government and private payor programs and requirements to refund amounts previously received from government and private payors. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with that jurisdiction’s laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives.

Our costs and potential risks have increased as a result of the new regulations relating to privacy and security of patient information.

       There are numerous federal and state regulations addressing patient information privacy and security concerns. In particular, the federal regulations issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, contain provisions that:

•	protect individual privacy by limiting the uses and disclosures of patient information;

•	require the implementation of security safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

•	prescribe specific transaction formats and data code sets for certain electronic healthcare transactions.

       Compliance with these regulations requires us to spend money and our management to spend substantial time and resources. We believe that we are in material compliance with the HIPAA regulations which we are currently required to be in compliance with. We are unable to estimate the total financial impact of our efforts to comply with these new regulations. The HIPAA regulations expose us to increased regulatory risk if we fail to comply. If we fail to comply with the new regulations, we could suffer civil penalties up to $100 per violation with a maximum penalty of $25,000 per each requirement violated per calendar year and criminal penalties with fines up to $250,000 per violation, and our business could be harmed.

Efforts to regulate the construction, acquisition or expansion of healthcare treatment centers could prevent us from developing or acquiring additional treatment centers or other facilities or renovating our existing treatment centers.

       Many states have enacted certificate of need laws which require prior approval for the construction, acquisition or expansion of healthcare treatment centers. In giving approval, these states consider the need for additional or expanded healthcare treatment centers or services. In the states of Kentucky and North Carolina in which we currently operate, certificates of need must be obtained for capital expenditures exceeding a prescribed amount, changes in capacity or services offered and various other matters. Other states in which we now or may in the future operate may also require certificates of need under certain circumstances not currently applicable to us. We cannot assure you that we will be able to obtain the certificates of need or other required approvals for additional or expanded treatment centers or services in the future. In addition, at the time we acquire a treatment center, we may agree to replace or expand the acquired treatment center. If we are unable to obtain required approvals, we may not be able to acquire additional treatment centers or other facilities, expand the healthcare services we provide at these treatment centers or replace or expand acquired treatment centers.

Our business may be harmed by technological and therapeutic changes.

       The treatment of cancer patients is subject to potentially revolutionary technological and therapeutic changes. Future technological developments could render our equipment obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other cancer treatment methods, such as chemotherapy, surgery, biological therapy, or in cancer prevention techniques, which could reduce demand or even eliminate the need for the radiation therapy services we provide.

We intend to use all of the net proceeds from this offering to repay indebtedness and no proceeds will be used for our operations or to further our business or growth strategies.

       We intend to use all of the net proceeds of this offering to repay indebtedness under our existing senior secured credit facility and to certain of our directors, officers and principal shareholders. As such, none of the proceeds from this offering will be used to fund our operations or growth strategy. After this offering, we will have significant indebtedness which could limit our business.

       As of March 31, 2004, we had outstanding debt under our third amended and restated senior secured credit facility of $90.1 million of which, $40.0 million was borrowed to fund a special distribution in April 2004 to our existing shareholders, approximately $1.6 million was borrowed to fund fees and expenses associated with the special distribution term loan and the remainder to fund our business and operations. After giving effect to the estimated net proceeds from this offering, outstanding debt will be approximately $49.7 million and there will be approximately $65.0 million available for borrowing in the future. Our significant indebtedness could have adverse consequences and could limit our business as follows:

•	a substantial portion our cash flows from operations may go to repayment of principal and interest on our indebtedness and we would have less funds available for our operations;

•	our senior credit facility contains numerous financial and other restrictive covenants, including restrictions on purchasing assets, selling assets, paying dividends to our shareholders and incurring additional indebtedness;

•	as a result of our debt we may be vulnerable to adverse general economic and industry conditions and we may have less flexibility in reacting to changes in these conditions; or

•	competitors with greater access to capital could have a significant advantage over us.

We may need to raise additional capital, which may be difficult to obtain at attractive prices and which may cause us to engage in financing transactions that adversely affect our stock price.

       We may need capital for growth, acquisitions, development, integration of operations and technology and equipment in the future. Any additional capital would be raised through public or private offerings of equity securities or debt financings. Our issuance of additional equity securities could cause dilution to holders of our common stock and may adversely affect the market price of our common stock. The incurrence of additional debt could increase our interest expense and other debt service obligations and could result in the imposition of covenants that restrict our operational and financial flexibility. Additional capital may not be available to us on commercially reasonable terms or at all. The failure to raise additional needed capital could impede the implementation of our operating and growth strategies.

Our information systems are critical to our business and a failure of those systems could materially harm us.

       We depend on our ability to store, retrieve, process and manage a significant amount of information, and to provide our radiation treatment centers with efficient and effective accounting and scheduling systems. If our information systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could have a material adverse effect on our business.

Our financial results could be adversely affected by the increasing costs of professional liability insurance and by successful malpractice claims.

       We are exposed to the risk of professional liability and other claims against us and our radiation oncologists arising out of patient medical treatment at our treatment centers. Malpractice claims, if successful, could result in substantial damage awards which might exceed the limits of any applicable insurance coverage. Insurance against losses of this type can be expensive and insurance premiums are expected to increase significantly in the near future. Insurance rates vary from state to state. The rising costs of insurance premiums, as well as successful malpractice claims against us or one of our radiation oncologists, could have a material adverse effect on our financial position and results of operations.

       It is also possible that our excess liability and other insurance coverage will not continue to be available at acceptable costs or on favorable terms. In addition, our insurance does not cover all potential liabilities arising from governmental fines and penalties, indemnification agreements and certain other uninsurable losses. For example, from time to time we agree to indemnify third parties, such as hospitals and clinical laboratories, for various claims that may not be covered by insurance. As a result, we may become responsible for substantial damage awards that are uninsured.

The radiation therapy market is highly competitive.

       Radiation therapy is a highly competitive business in each market in which we operate. Our treatment centers face competition from hospitals, other practitioners and other operators of radiation treatment centers. Certain of our competitors have longer operating histories and significantly greater financial and other resources than us. Competitors with greater access to financial resources may enter our markets and compete with us. In the event that we are not able to compete successfully, our business may be adversely affected and competition may make it more difficult for us to affiliate with additional radiation oncologists on terms that are favorable to us.

Our financial results may suffer if we have to write-off goodwill.

       A portion of our total assets consist of intangible assets, primarily goodwill. Goodwill, net of accumulated amortization, accounted for 19% and 14% of the total assets on our balance sheet as of December 31, 2003 and March 31, 2004, respectively. We may not realize the value of goodwill. We expect to engage in additional transactions that will result in our recognition of additional goodwill. We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of goodwill may no longer be recoverable, and is therefore impaired. In connection with our evaluation, we recorded an impairment charge of $963,293 in 2002, which was recognized as a cumulative effect of a change in accounting principle, and $284,491 in 2003. Under current accounting rules, any determination that impairment has occurred would require us to write-off the impaired portion of unamortized goodwill, resulting in a charge to our earnings. Such a write-off could have a material adverse effect on our financial condition and results of operations.

Our failure to comply with laws related to hazardous materials could materially harm us.

       Our treatment centers provide specialized treatment involving the use of radioactive material in the treatment of the lungs, prostate, breasts, cervix and other organs. The materials are obtained from, and, if not permanently placed in a patient or used up, returned to, a third-party provider of supplies to hospitals and other radiation therapy practices, which has the ultimate responsibility for its proper disposal. We, however, remain subject to state and federal laws regulating the protection of employees who may be exposed to hazardous material and regulating the proper handling, storage and disposal of that material. Although we believe we are in compliance with all applicable laws, a violation of such laws, or the future enactment of more stringent laws or regulations, could subject us to liability, or require us to incur costs that would have a material adverse effect on us.

Risks Related to this Offering

Because our principal shareholders and management own a large percentage of our common stock, they will collectively be able to determine the outcome of all matters submitted to shareholders for approval regardless of the preferences of our other shareholders.

       After the offering, our directors, officers and principal shareholders will beneficially own approximately 54.7% of our outstanding common stock and will constitute a majority of our board of directors for up to one year after this offering. As a result, these persons will be able to:

•	elect our entire board of directors;

•	control our management and policies;

•	determine the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets;

•	prevent or cause a change in control; and

•	amend our amended and restated articles of incorporation and bylaws at any time.

Our board of directors will not consist of a majority of independent directors and our audit committee will not consist solely of independent directors until one year after this offering.

       Under the rules of the SEC and the Nasdaq National Market, our board of directors must consist of a majority of independent directors and the audit committee of our board of directors must consist solely of independent members. We will have at least two independent members of the audit committee constituting a majority of the audit committee at the time of this offering and we will be required to have a completely independent audit committee within one year. Our board of directors will also be required to consist of a majority of independent members within one year. Our audit committee will oversee the audit effort of our independent certified public accountants and be required to take any actions it deems necessary to satisfy itself that the accountants are independent of management. Until our audit committee is comprised fully of independent directors, members of our management may serve on our audit committee, and the independent directors on our audit committee may not have the same influence on the committee or the audit process as a fully independent audit committee would have.

A portion of the proceeds of this offering will directly benefit certain of our current shareholders.

       We intend to use $2.7 million of the net proceeds of this offering to pay outstanding indebtedness to certain of our directors, officers and related parties. In addition, certain of our current shareholders will benefit from the sale of their shares in this offering as well as if the underwriters exercise the over-allotment option. We also intend to use $47.8 million of the net proceeds of this offering to pay down outstanding indebtedness under our existing senior secured credit facility from which we borrowed $40.0 million to pay a special distribution to our existing shareholders in April 2004. Our directors and executive officers received approximately $29.7 million of the $40.0 million special distribution in proportion to their respective ownership percentages.

You will experience immediate and substantial dilution.

       The price you pay for shares of our common stock sold in this offering is substantially higher than the per share value of our net assets, after giving effect to this offering. Assuming an initial public offering price for our common stock of $14 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $10.52 Additionally, new investors in this offering will have contributed 75% of our total equity as of March 31, 2004, but will own only 18% of our outstanding shares upon completion of this offering. As of March 31, 2004, we have outstanding stock options to purchase 970,515 shares of our common stock at a weighted average exercise price of $2.99 per share. To the extent these stock options are exercised, you will suffer additional dilution.

Our stock price may fluctuate after this offering and you may not be able to resell your shares of our common stock at or above the price you paid.

       Prior to this offering, there has been no public market for shares of our common stock. We will negotiate the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. In addition, an active market may not develop following completion of this offering or, if developed, may not be maintained.

       The market price of our common stock may also be influenced by other factors, including:

•	variations in our financial performance;

•	changes in recommendations or financial estimates by securities analysts, or our failure to meet or exceed estimates;

•	announcements by us or our competitors of material events;

•	future sales of our common stock;

•	investor perceptions of us and the healthcare industry; or

•	general economic trends and market conditions.

       As a result, investors in our common stock may not be able to resell their shares at or above the initial public offering price.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

       Upon completion of this offering 22,274,124 shares of our common stock will be outstanding of which the 5,500,000 shares to be sold in this offering will be freely tradable and 16,699,982 of the remaining 16,774,124 shares are subject to lock-up agreements. The lock-up agreements provide that, with certain exceptions, the shares may not be sold or otherwise transferred until 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the managing underwriters. At the expiration of the lock-up period 10,664,860 of these shares may be sold without restriction and the balance of those shares may also be sold, but subject to restriction, including limitations on the number of shares that may be sold in any three-month period, that are described in “Shares Eligible for Future Sale”. In addition, up to 1,107,862 shares of our common stock may be issued under our 1997 employee stock plan through the completion of this offering and up to 2,000,000 shares of our common stock may be issued under our 2004 stock incentive plan following this offering. As of March 31, 2004, 366,064 shares of our common stock were issuable upon the exercise of stock options which were outstanding but not exercisable, and 604,451 shares of our common stock were issuable upon the exercise of stock options which were outstanding and exercisable. We intend to file registration statements with the SEC registering shares of our common stock issuable under our employee stock plans as soon as practicable after this offering. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

Florida law and certain anti-takeover provisions of our corporate documents and our executive employment agreements could entrench our management or delay or prevent a third party from acquiring us or a change in control even if it would benefit our shareholders.

      Our amended and restated articles of incorporation and bylaws and our executive employment agreements contain a number of provisions that may delay, deter or inhibit a future acquisition or change in control that is not first approved by our board of directors. This could occur even if our shareholders receive an attractive offer for their shares or if a substantial number or even a majority of our shareholders believe the takeover may be in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain approval from our board of directors prior to pursuing a transaction. Provisions that could delay, deter or inhibit a future acquisition or change in control include the following:

•	10,000,000 shares of blank check preferred stock that may be issued by our board of directors without shareholder approval and that may be substantially dilutive or contain preferences or rights objectionable to an acquiror;

•	a classified board of directors with staggered, three-year terms so that only a portion of our directors are subject to election at each annual meeting;

•	the ability of our board of directors to amend our bylaws without shareholder approval;

•	special meetings of shareholders cannot be called by a shareholder;

•	obligations to make certain payments under executive employment agreements in the event of a change in control; and

•	Florida statutes which restrict or prohibit “control share acquisitions” and certain transactions with affiliated parties and permit the adoption of “poison pills” without shareholder approval.

       These provisions could also discourage bids for our common stock at a premium and cause the market price of our common stock to decline. In addition, these provisions may also entrench our management by preventing or frustrating any attempt by our shareholders to replace or remove our current management.

Other than S Corporation distributions and our special distribution, we have not paid dividends and do not expect to in the future, which means that the value of our shares cannot be realized except through sale.

       Other than S Corporation distributions to our shareholders, including our recent special distribution, we have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying dividends in the future, it is likely that the only opportunity to realize the value of our common stock will be through a sale of those shares. The decision whether to pay dividends on common stock will be made by the board of directors from time to time in the exercise of its business judgment. Furthermore, we are currently restricted from paying dividends by the terms of our senior secured credit facility.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       Some of the statements made under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “believe”, “expect”, “potential”, “continue”, “may”, “will”, “should”, “could”, “would”, “seek”, “predict”, “intend”, “plan, “estimate”, “anticipate” or the negative version of those words or other comparable words. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect us from any forward-looking or other statements we make in connection with this offering. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited, to those described under “Risk Factors”. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

       If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

       You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Industry Data

       Information contained in this prospectus concerning our industry and the historic growth rate of, and our position in, the markets in which we participate, is based on estimates that we prepared using data from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made that are based on that data and other similar sources and our knowledge of the markets for our services. We take responsibility for compiling and extracting, but have not independently verified, industry data provided by third parties, or by industry or general publications. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

USE OF PROCEEDS

       We estimate that our net proceeds from the sale of the shares of common stock we are offering will be approximately $50.5 after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming a public offering price of $14 per share (the midpoint of the expected price range). We will not receive any proceeds from the sale of shares by the selling shareholders.

       We are required to use 50% of the net proceeds of this offering to repay indebtedness under the term loans of our existing senior credit facility. We intend to use approximately $47.8 million of our net proceeds from the offering to repay borrowings outstanding under the term loans of our existing senior credit facility. As of December 31, 2003, we had $51.9 million of borrowings outstanding under our senior credit facility, consisting of approximately $28.2 million under our revolving line of credit and $23.7 million under our existing term loan, which bore interest at a weighted average rate of 3.76% annually. As of March 31, 2004, we had $40.0 million of additional borrowings outstanding under our third amended and restated senior secured credit facility pursuant to our add-on term loan facility used to fund our special distribution. Of the repayments of our outstanding borrowings, we anticipate that we will repay borrowings from our existing term loan, which matures on April 15, 2007, and add-on term loan facility, which matures on March 31, 2009, on a pro rata basis in the amounts of $9.1 million and $16.2 million, respectively, from our net proceeds from the offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources”.

       In addition, we intend to use approximately $2.7 million of our net proceeds to repay the principal and accrued interest on several outstanding loans to certain of our directors, officers, principal shareholders, employees and their relatives and certain entities in which they own an interest. All of these loans are demand notes that bear interest at 8% per year, except for demand notes in the amount of $569,000 which bear interest at the prime rate. See “Certain Relationships and Related Party Transactions”.

       We also intend to apply the balance of our remaining net proceeds of $22.5 to pay down our revolving line of credit under our third amended and restated senior secured credit facility.

       Pending their application to the intended uses, we will invest the net proceeds of this offering in cash, cash equivalents, money market funds, or short-term interest-bearing, investment-grade securities.

       Affiliates of Wachovia Capital Markets, LLC, Banc of America Securities LLC and SunTrust Capital Markets, Inc., each an underwriter of this offering, are participating lenders under our current third amended and restated senior secured credit facility. See “Underwriting”.

DIVIDEND POLICY

       Historically, due to our status as an S Corporation, we distributed essentially all of our available operating profits to our shareholders. Upon the closing of the offering, we will automatically convert to a C Corporation. Distributions for the years ended December 31, 2001, 2002 and 2003 were $7.1 million, $10.0 million and $12.1 million, respectively. On March 31, 2004, we borrowed an additional $40.0 million upon entering into our third amended and restated senior secured credit facility to pay a special distribution in April 2004 to our existing shareholders in the aggregate amount of $40.0 million and incurred fees and expenses of approximately $1.6 million. The terms of our additional borrowing were not conditioned upon completion of this offering. The amount and timing of the special distribution was based on the board’s review and consideration of our historical retained earnings as of March 31, 2004 of $44.1 million dollars, the desire to authorize and pay the distribution as soon as practicable after the latest financial information was available, our financial statements, profit history, budget, financing capabilities, working capital needs and availability, growth plans and other information and analysis provided by our management, as well as consideration of the specific requirements imposed by Florida corporate statutes on such distribution. Our management concluded that the repayment of the $40.0 million amount would not have a material negative impact on our future operating and growth plans regardless of completion of this offering due to our anticipated future cash flows and additional financing capabilities, such as a sale of equity or debt instruments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources.”

       Except for the S Corporation distributions and the special distribution noted above, we have not declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. Any future decision to declare and pay dividends will be at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors they may deem relevant. Our senior credit facility limits our ability to pay dividends or make other distributions.

CAPITALIZATION

       The following table presents our cash and cash equivalents and our capitalization as of March 31, 2004 on a historical basis, on a pro forma basis to give effect to the special distribution and the recognition of a net deferred tax liability of $7.4 million resulting from the termination of our S Corporation status; and on a pro forma as adjusted basis to reflect:

•	the pro forma adjustment described above;

•	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $14 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the application of a portion of our net proceeds to repay $47.8 million in principal and accrued interest under our third amended and restated senior secured credit facility with the proceeds from this offering and $2.7 million of principal and accrued interest on loans outstanding to certain of our directors, officers and related parties, as described under “Use of Proceeds”; and

•	the issuance of 252,000 shares of common stock for the purchase of assets from Devoto Construction, Inc. for $3.5 million.

       You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2004

			Pro Forma
	Historical	Pro Forma	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$44,417	$4,417	$4,417

Long-term debt:
Senior secured credit facility, including current portion	$90,062	$90,062	$42,223
Other	9,488	9,488	7,453

Total long-term debt, including current portion	99,550	99,550	49,676

Shareholders’ equity:
Preferred stock, 10,000,000 shares authorized, none issued or outstanding	—	—	—
Common stock par value $0.0001 per share (75,000,000 shares authorized; 18,022,124 shares issued and outstanding) and (22,274,124 shares issued and outstanding as adjusted)	2	2	2
Additional paid-in capital	18,371	15,128	69,236
Retained earnings	44,134	—	—
Less notes receivable from shareholders	(2,562)	(2,562)	(2,562)
Accumulated other comprehensive (loss)	(47)	(47)	(47)

Total shareholders’ equity	59,898	12,521	66,629

Total capitalization	$159,448	$112,071	$116,305

       The above table excludes:

•	an aggregate of 970,515 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of March 31, 2004 at a weighted average exercise price of $2.99 per share; and

•	an aggregate of 1,107,862 additional shares of common stock reserved and available for future issuance under our employee stock plans as of March 31, 2004.

DILUTION

       If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of March 31, 2004 was $34.3 million, or $1.90 per share of common stock. We calculate net tangible book value per share by calculating the total assets less goodwill and other intangible assets and total liabilities, and dividing by the number of shares of common stock outstanding as of March 31, 2004.

       Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. As of March 31, 2004, after giving effect to:

•	the $40.0 million special distribution;

•	the recognition of a net deferred tax liability of $7.4 million resulting from the termination of our S Corporation status;

•	the sale by us of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.0 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus);

•	the estimated underwriting discounts and commissions and offering expenses payable by us;

•	the acquisition of Devoto Construction, Inc. for 252,000 shares valued at an assumed initial public offering price of $14.00 per share (the midpoint of the initial public offering price as indicated on the cover of this prospectus); and

•	the application of our estimated net proceeds to repay indebtedness described under “Use of Proceeds”.

our pro forma as adjusted net tangible book value would have been $77.5 million, or $3.48 per share. The assumed initial public offering price of $14.0 per share exceeds $3.48 per share, which is the per share pro forma as adjusted value of total tangible assets less total liabilities after this offering. This represents an immediate increase in net tangible book value of $3.80 per share to existing shareholders, and an immediate dilution in net tangible book value of $10.52 per share to new investors in the offering. The table below illustrates this per share dilution as of March 31, 2004:

	Per Share

Assumed initial public offering price per share		$14.00
Net tangible book value per share at March 31, 2004	$1.90
Decrease per share attributable to the special distribution	$(2.22)

Pro forma net tangible book value per share before this offering	$(0.32)
Increase attributable to new investors	$3.80
Pro forma as adjusted net tangible book value per share after this offering		$3.48

Net tangible book value dilution per share to new investors		$10.52

       The following table summarizes as of March 31, 2004, on a pro forma as adjusted basis to reflect the same adjustments described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by:

•	the existing holders of common stock; and

•	the new investors in the offering, assuming the sale of 4,000,000 shares offered hereby at an initial public offering price of $14.00 per share.

       The calculations are based upon total consideration given by new and existing shareholders, before any deduction of estimated underwriting discounts and commissions and offering expenses (consideration in millions).

			Total
	Shares Purchased		Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	18,274,124	82%	$18.4	25%	$1.01
New investors	4,000,000	18	56.0	75%	14.00

Total	22,274,124	100.0%	$74.4	100.0%

       Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to 16,774,124, or 75% of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to 5,500,000, or 25% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing shareholders after this offering would be reduced to 15,949,124, or 71.6% and the number of shares held by new investors would increase to 6,325,000, or 28.4% of the total number of shares of our common stock outstanding after this offering.

       The above table excludes:

•	an aggregate of 970,515 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of March 31, 2004 at a weighted average exercise price of $2.99 per share; and

•	an aggregate of 1,107,862 additional shares of common stock reserved and available for future issuance under our employee stock plans as of March 31, 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

       The historical consolidated statements of income data for the years ended December 31, 2001, 2002 and 2003 and the related historical consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our consolidated financial statements, which were audited by Ernst & Young LLP, our independent certified public accountants, and are included elsewhere in this prospectus. The historical consolidated statements of income data for each of the years ended December 31, 1999 and 2000 and the related consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from unaudited consolidated financial statements that are not included in this prospectus. The historical consolidated statements of income data for the three months ended March 31, 2003 and 2004 and the related consolidated balance sheet data as of March 31, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated results of operations, and financial condition as of and for such periods.

       On March 31, 2004, we borrowed, pursuant to an add-on term loan facility, an additional $40.0 million under our third amended and restated senior secured credit facility. The proceeds from the add-on term loan facility were used to make a special distribution totaling $40.0 million to our shareholders in April 2004. The pro forma consolidated balance sheet data as of March 31, 2004 gives effect to our special distribution as if it occurred on that date.

       The pro forma as adjusted consolidated balance sheet data as of March 31, 2004 presented below gives effect to the pro forma adjustment described above, the completion of the initial public offering and the application of $50.5 million of the net proceeds from this offering to repay existing indebtedness, the acquisition of the assets of Devoto Construction, Inc. of $3.5 million and the recognition of a net deferred tax liability of $7.4 million resulting from the termination of our S Corporation status, as if each had occurred as of March 31, 2004. The pro forma as adjusted summary financial data are not necessarily indicative of what our financial position or results of operations would have been if the special distribution and this offering had been completed as of the dates indicated, nor are such data necessarily indicative of our financial position or results of operations for any future date or period.

       The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(Dollars in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues:
Net patient service revenue	$53,897	$64,239	$73,934	$104,438	$129,197	$31,986	$40,462
Other revenue	2,476	3,961	4,364	6,682	9,483	2,523	2,486

Total revenues	56,373	68,200	78,298	111,120	138,680	34,509	42,948
Expenses:
Salaries and benefits	30,012	35,747	41,680	57,248	72,146	16,495	21,098
Medical supplies	2,387	2,467	1,273	2,312	2,226	513	883
Facility rent expenses	1,118	1,579	1,951	3,516	4,479	1,043	1,296
Other operating expenses	2,412	3,198	4,414	7,194	8,690	2,348	1,641
General and administrative expenses	6,213	6,493	6,854	10,475	16,400	2,982	4,297
Depreciation and amortization	3,984	3,924	4,064	4,163	5,074	1,199	1,508
Provision for doubtful accounts	2,586	2,158	2,018	3,365	3,375	827	1,361
Interest expense, net	3,577	3,930	3,980	2,615	2,053	546	595
Impairment loss	—	—	—	—	284	—	—

Total expenses	52,289	59,496	66,234	90,888	114,727	25,953	32,679

Income before minority interests	4,084	8,704	12,064	20,232	23,953	8,556	10,269
Minority interests in net (earnings) losses of consolidated entities	(108)	(200)	1	23	(7)	22	9

Income before cumulative effect of change in accounting principle	3,976	8,504	12,065	20,255	23,946	8,578	10,278
Cumulative effect of change in accounting principle	466	—	(408)	(963)	—	—	—

Net income	3,510	8,504	11,657	19,292	23,946	8,578	10,278
Pro forma provision for income taxes(1)	1,404	3,402	4,797	8,105	9,645	3,400	4,080

Pro forma net income	$2,106	$5,102	$6,860	$11,187	$14,301	$5,178	$6,198

Pro forma earnings per common share(2)
Basic					$0.72		$0.31
Diluted					$0.67		$0.29
Pro forma weighted average common shares outstanding
Basic					19,831,613		20,301,241
Diluted					21,328,023		21,382,659
Pro forma as adjusted earnings per common share(3)
Basic					$0.67		$0.29
Diluted					$0.63		$0.27

						As of March 31, 2004
	As of December 31,
							Pro	Pro Forma
	1999	2000	2001	2002	2003	Actual	Forma(4)	As Adjusted(5)

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,214	$3,650	$1,698	$4,294	$2,606	$44,417	$4,417	$4,417
Total assets	68,650	74,853	78,210	102,903	128,285	177,051	137,051	140,579
Total debt	45,641	44,628	40,411	51,342	59,811	99,550	99,550	49,676
Total shareholders’ equity	17,223	23,738	28,581	38,297	50,972	59,898	12,521	66,629

(1)	Reflects combined federal and state income taxes on a pro forma basis, as if we had been taxed as a C Corporation. See the consolidated statements of income and comprehensive income and note 14 of the notes to the consolidated financial statements.

(2)	Pro forma earnings per common share is calculated based on pro forma net income which has been adjusted as described in (1) above. Shares used to calculate pro forma basic and diluted earnings per common share outstanding for December 31, 2003 and March 31, 2004 were adjusted to add 2,857,143 shares of common stock as required under Staff Accounting Bulletin (SAB) Topic 1.B.3 to reflect the number of shares which would have to be issued to replace the $40 million distribution paid to our shareholders. The number of shares included under SAB Topic 1.B.3 is equal to the $40 million distribution paid on April 9, 2004 divided by an assumed offering price of $14.00 per share of our common stock, the mid-point of the range on the cover of the prospectus.

(3)	Pro forma as adjusted earnings per common shares is based on pro forma net income, which has been adjusted as described in (1) above. Shares used to calculate pro forma basic and diluted earnings per common share is based on 21,226,471 and 22,722,880 weighted average shares outstanding after this offering on a basic and diluted basis, respectively, for the year ended December 31, 2003 and based on 21,696,098 and 22,777,516 weighted average shares outstanding after this offering on a basic and diluted basis, respectively, for the three months ended March 31, 2004, inclusive of 2,857,143 shares relating to the $40 million distribution paid on April 9, 2004 as described in (2) above and 252,000 shares to be issued in connection with the acquisition of Devoto Construction, Inc. simultaneous with the closing of this offering.

(4)	Reflects the special distribution totaling $40 million to our shareholders as if the transaction occurred on March 31, 2004 and the recognition of net deferred tax liability of $7.4 million.

(5)	Reflects the pro forma adjustments as noted in (4) above, the completion of the initial public offering, the application of $50.5 million of net proceeds to repay existing indebtedness and the acquisition of the assets of Devoto Construction, Inc. for $3.5 million, as if the transactions occurred on March 31, 2004.

       The above table excludes:

•	an aggregate of 970,515 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of March 31, 2004 at a weighted average exercise price of $2.99 per share; and

•	an aggregate of 1,107,862 additional shares of common stock reserved and available for future issuance under our employee stock plans as of March 31, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial Data and Other Information” and the consolidated financial statements and related notes included elsewhere in this prospectus. This section of the prospectus contains forward-looking statements that involve substantial risks and uncertainties, such as statements about our plans, objectives, expectations and intentions. We use words such as “expect”, “anticipate”, “plan”, “believe”, “seek”, “estimate”, “intend”, “future” and similar expressions to identify forward-looking statements. In particular, statements that we make in this section relating to the sufficiency of anticipated sources of capital to meet our cash requirements are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including as a result of some of the factors described below and in the section titled “Risk Factors”. You should place no undue reliance on these forward-looking statements, which apply on and as of the date of this prospectus.

Overview

       We own, operate and manage treatment centers focused exclusively on providing radiation treatment alternatives ranging from conventional external beam radiation to newer, technologically-advanced options. We believe we are the largest company in the United States focused exclusively on providing radiation therapy. We opened our first radiation treatment center in 1983 and currently provide radiation therapy services in 52 treatment centers. Our treatment centers are clustered into 17 regional networks in eight states, including Alabama, Delaware, Florida, Kentucky, Maryland, Nevada, New York and North Carolina. Of these 52 treatment centers, 19 treatment centers were internally developed, 22 were acquired and 11 involve hospital-based treatment centers.

       For the year ended December 31, 2003, our total revenues and pro forma net income grew by 25% and 28%, respectively, over the prior year. For the year ended December 31, 2003, we had total revenues of $138.7 million and pro forma net income of $14.3 million. Pro forma net income gives effect to taxes as if we had been taxed as a C corporation.

       The following table summarizes our growth in treatment centers and the regional networks in which we operate:

	Year Ended
	December 31,

	2001	2002	2003

Treatment centers at beginning of period	26	28	40
Internally developed	—	3	2
Acquired	2	6	6
Hospital-based	—	3	3

Treatment centers at period end	28	40	51

Regional networks at period end	11	13	17

       Our revenue growth is primarily driven by expanding the number of centers in our existing markets, entering new markets, increasing the utilization of our existing centers and by benefiting from demographic and population trends in most of our regional markets. Over the past three years, we have entered seven new regional markets and added 25 treatment centers, of which five were internally developed, 14 were acquired and six were hospital-based. Our net income growth is primarily driven by revenue growth and the leveraging of our technical and administrative infrastructures.

       For the year ended December 31, 2003, net patient service revenue comprised 93% of our total revenues. In a state where we can employ radiation oncologists, we derive our net patient service revenue through fees earned for the provision of the professional and technical fees of radiation therapy services.

In states where we do not employ radiation oncologists, we derive our administrative services fees principally from administrative services agreements with professional corporations. Our administrative services fees may include fees for providing facilities and equipment, management and administrative services, as well as the services of our dosimetrists, physicists, therapists and medical assistants. In 28 of our radiation treatment centers we employ the physicians, and in 24 we operate pursuant to administrative service agreements. In accordance with Financial Accounting Standards Board revised Interpretation No. 46R (FIN No. 46R), we consolidate the operating results of the professional corporations for which we provide administrative services into our own operating results. In 2003, 25% of our net patient service revenue was generated by professional corporations with which we have administrative services agreements.

       For the year ended December 31, 2003, other revenue comprised approximately 7% of our total revenues. Other revenue is primarily derived from management services provided to hospital radiation therapy departments, technical services provided to hospital radiation therapy departments, billing services provided to non-affiliated physicians and income for equipment leased by joint venture entities.

       We believe that our future financial performance will be impacted by:

•	changes in reimbursement rates;

•	changes in our payor mix;

•	immediate reduction of interest expense resulting from the pay down of our debt;

•	increased costs associated with being a public company;

•	future increases in the number of our treatment centers;

•	technology changes; and

•	changes in the administrative services fees we are able to negotiate.

Recent Developments

       On March 31, 2004, we borrowed, pursuant to an add-on term loan facility, an additional $40.0 million under our third amended and restated senior secured credit facility. The proceeds from the add-on term loan facility were used to make a special distribution totaling $40.0 million to our shareholders on April 9, 2004.

Acquisitions and Developments

       We expect to continue to acquire and develop treatment centers in connection with the implementation of our growth strategy. Over the past three years, we have acquired 14 treatment centers and internally developed five treatment centers.

       In 2001, we acquired two treatment centers for total consideration of $1.4 million. Of these treatment centers, one was located in a new regional network and one was located in an existing region.

       In 2002, we acquired six treatment centers for total consideration of $11.9 million, we opened three internally developed treatment centers, we signed agreements to provide services to two hospital-based treatment centers and we began providing services to patients at a hospital-based treatment center under an open staff arrangement. Of these 12 treatment centers, seven were located in two new regional networks and five were located in existing regions.

       In 2003, we acquired six treatment centers for total consideration of $11.1 million, we opened two internally developed treatment centers and we signed agreements to provide services to three hospital-based treatment centers. Of these 11 treatment centers, six were located in four new regional networks and five were located in existing regions.

       The operations of the foregoing acquisitions have been included in the accompanying consolidated statements of income from the respective dates of each acquisition. When we acquire a treatment center, the purchase price is allocated to the assets acquired and liabilities assumed based upon their respective values. We do not currently have any binding commitments or agreements to make any material acquisitions.

Sources of Revenue By Payor

       We receive payments for our services rendered to patients from the government Medicare and Medicaid programs, commercial insurers, managed care organizations and our patients directly. Generally, our revenue is determined by a number of factors, including the payor mix, the number and nature of procedures performed and the rate of payment for the procedures. The following table sets forth the percentage of our net patient service revenue we earned by category of payor in our last three fiscal years.

				Three Months
	Years Ended			Ended
	December 31,			March 31,

Payor	2001	2002	2003	2003	2004

Medicare and Medicaid	52.9%	53.8%	55.4%	58.0%	59.0%
Commercial	45.1	44.8	43.2	40.9	40.0
Self pay	2.0	1.4	1.4	1.1	1.0

Total net patient service revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Medicare and Medicaid

       Since cancer disproportionately affects elderly people, a significant portion of our net patient service revenue is derived from the Medicare program as well as related co-payments. Medicare reimbursement rates are determined by the Centers for Medicare and Medicaid Services (CMS) and are lower than our normal charges. Medicaid reimbursement rates are typically lower than Medicare rates; Medicaid payments represent less than 1% of our net patient service revenue.

       Medicare reimbursement rates are determined by a formula which takes into account an industry wide conversion factor (CF) multiplied by relative values determined on a per procedure basis (RVUs). The CF and RVUs may change on an annual basis. In 2002, the CF decreased by 5.4%; in 2003, it increased by 1.6%; in 2004, it increased by 1.5%; and in 2005, the rate is scheduled to increase an additional 1.5%. The net result to CF and RVUs of the changes over the last several years has not had a significant impact on our business, but it is difficult to forecast the future impact of any changes. We depend on payments from government sources and any changes in Medicare or Medicaid programs could result in a decrease in our total revenues and net income.

Commercial

       Commercial sources include private health insurance as well as related payments for co-insurance and co-payments. We enter into contracts with private health insurance and other health benefit groups by granting discounts to such organizations in return for the patient volume they provide. We expect a continuing increase in the number of patients covered by contracts with such organizations.

       Most of our commercial revenue is from managed care business and is attributable to contracts where a set fee is negotiated relative to services provided by our treatment centers. We do not have any contracts that individually represent over 6% of our total net patient service revenue. We receive our managed care contracted revenue under two primary arrangements. Approximately 99% of our managed care business is attributable to contracts where a fee schedule is negotiated for services provided at our treatment centers. Less than 1% of our net patient service revenue is attributable to contracts where we bear utilization risk. Although the terms and conditions of our managed care contracts vary considerably, they are typically for a one-year term and provide for automatic renewals. If payments by managed care organizations and other private third-party payors decrease, then our total revenues and net income could decrease.

Self Pay

       Self pay consists of payments for treatments by patients not otherwise covered by third-party payors, such as government or commercial sources. The amount of net patient service revenue derived from self pay is not expected to significantly change in the foreseeable future.

Billing and Collections

      Our billing system utilizes a fee schedule for billing patients, third-party payors and government sponsored programs, including Medicare and Medicaid. Fees billed to government sponsored programs, including Medicare and Medicaid, are automatically adjusted to the allowable payment amount at time of billing. For all other payors, the contractual adjustment is recorded upon the receipt of payment. As a result, an estimate of contractual allowances is made on a monthly basis to reflect the estimated realizable value of net patient service revenue. The development of the estimate of contractual allowances is based on historical cash collections related to gross charges developed by facility and payor in order to calculate average collection percentages by facility and payor. The development of the collection percentages are applied to gross accounts receivable in determining an estimate of contractual allowances at the end of a reporting period.

      Insurance information is requested from all patients either at the time the first appointment is scheduled or at the time of service. A copy of the insurance card is scanned into our system at the time of service so that it is readily available to staff during the collection process. Patient demographic information is collected for both our clinical and billing systems.

      It is our policy to collect co-payments from the patient at the time of service. Insurance information is obtained and the patient is informed of their co-payment responsibility prior to the commencement of treatment.

      Charges are posted to the billing system by our office financial managers. After charges are posted, edits are performed, any necessary corrections are made and billing forms are generated, then sent electronically to our clearinghouse. Any bills not able to be processed through the clearinghouse are printed and mailed from our central billing office. Statements are automatically generated from our billing system and mailed to the patient on a monthly basis for any amounts still outstanding. Daily, weekly and monthly accounts receivable analysis reports are utilized by staff and management to prioritize accounts for collection purposes, as well as to identify trends and issues. Strategies to respond proactively to these issues are developed at weekly and monthly team meetings.

Critical Accounting Policies

       Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates, including those related to consolidation, revenue recognition, accounts receivable valuation and valuation of goodwill and other intangible assets. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

       Our accounting policies are described in note 2 of the notes to our consolidated financial statements. We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our consolidated financial statements.

       Principles of Consolidation. In December 2003, the Financial Accounting Standards Board issued revised Interpretation No. 46R (FIN No. 46R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which requires that companies consolidate variable interest entities if they are the primary beneficiaries of the activities of those entities. Companies are generally required to apply FIN No. 46R immediately for all variable interest entities created after January 31, 2003 and by the end of the first quarter 2004 for all other entities for which it is the primary beneficiary. We provide administrative services for a fee to certain radiation oncology practices in certain states with laws that prohibit business corporations from providing, or holding themselves out as providers of, medical care. Fees are based upon the estimate of costs of the services performed plus a profit margin. As of December 31, 2003, we operated in these states providing administrative services to radiation oncology practices pursuant to long-term management agreements ranging from 20 to 25 years. Pursuant to the administrative services agreements, the radiation oncology practices are each solely responsible for all aspects of the practice of medicine and patient care as defined by their respective state. We provide administrative and other support services.

       During 2003, we determined that these radiation oncology practices are variable interest entities as defined by FIN No. 46R, and that we have a variable interest in each of these practices through our administrative services agreements. We also determined that through our variable interests in these practices, we would absorb a majority of any net losses that may occur.

       Based on these determinations, we have included the radiation oncology practices in our consolidated financial statements as of and for the year ended December 31, 2003, and have restated prior years to conform to the current year presentation requirements. The result of the consolidation is an increase in revenue and corresponding increases in expenses and minority interests by an equal amount, thus there is no impact on our net income, earnings per share or cash flows. All of our significant intercompany accounts and transactions have been eliminated.

       Net Patient Service Revenue and Allowances for Contractual Discounts. We have agreements with third-party payors that provide us payments at amounts different from our established rates. Net patient service revenue is reported at the estimated net realizable amounts due from patients, third-party payors and others for services rendered. Net patient service revenue is recognized as services are provided. Medicare and other governmental programs reimburse physicians based on fee schedules, which are determined by the related government agency. We also have agreements with managed care organizations to provide physician services based on negotiated fee schedules. Accordingly, the revenues reported in our consolidated financial statements are recorded at the amount that is expected to be received.

       We derive a significant portion of our revenues from Medicare, Medicaid and other payors that receive discounts from our standard charges. We must estimate the total amount of these discounts to prepare our consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. We estimate the allowance for contractual discounts on a payor-specific basis given our historical experience and interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from our original estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and reassessment of the estimation process. Changes in estimates related to the allowance for contractual discounts affect revenues reported in our consolidated statements of income and comprehensive income.

       During 2001, 2002 and 2003, approximately 53%, 54%, and 55%, respectively, of net patient service revenue related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, we are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that estimates will change by a material amount in the near term.

       Changes in estimated allowances for contractual adjustment resulted in an increase in net patient service revenue of $1.2 million for the year ended December 31, 2001. No material changes in estimates occurred for the years ended December 31, 2002 and 2003.

       Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of estimated allowances for uncollectible accounts and contractual adjustments. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payors and patients. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The credit risk for other concentrations of receivables is limited due to the large number of insurance companies and other payors that provide payments for our services. We do not believe that there are any other significant concentrations of receivables from any particular payor that would subject us to any significant credit risk in the collection of our accounts receivables.

       The amount of the provision for doubtful accounts is based upon our assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental healthcare coverage and other collection indicators. The primary tool used in our assessment is an annual, detailed review of historical collections and write-offs of accounts receivable. The results of our detailed review of historical collections and write-offs, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period. Accounts receivable are written-off after collection efforts have been followed in accordance with our policies.

       Our target for days sales outstanding related to patient service revenues ranges from 48 days to 52 days. Our days sales outstanding for the periods ended December 31, 2001, 2002 and 2003 and March 31, 2003 and 2004 were 57, 50, 55, 51 and 52 respectively, and are within the target range except for the days sales outstanding at December 31, 2001 and December 31, 2003. Since December 2001, we have improved and standardized our collection policies and procedures. In addition, we implemented a standardized policy of sending outstanding self pay patient claims to collection agencies and streamlining the approval of submission of the claims to collection agencies. The increase in the 2003 days sales outstanding is a result of increased time to collect claims for certain services from two principal payors. We have been appealing the denied claims and have been receiving payments as we proceed with the appeals process. Since the appeals process is a slow process requiring multiple levels of appeal, our days sales outstanding have increased. As the principal payors begin to realize and modify their policies and systems to accommodate the newer treatment services, denials and the use of the appeals process should diminish.

       Central billing office staff expedite the payment process from insurance companies and other payors via electronic inquires, phone calls and automated letters to ensure timely payment. If necessary, insurance appeal processes are utilized. In some cases monthly payment arrangements are made with patients for the remaining account balance after insurance has paid. These accounts are reviewed monthly to ensure payments continue to be paid in a timely manner.

       Where available, payment posting is accomplished through our electronic remittance advice posting system and funds are received via electronic funds transfer. Otherwise payments and contractuals are posted manually by staff in our central billing office after lock box deposit information is received.

       Our billing system generates standard aging reports by date of billing in increments of 30 day intervals. The collection team utilizes these reports to assess and determine the payors requiring additional focus and collection efforts. Our information technology department also generates an aging report based on date of service. The aging report based on date of service is utilized in developing the allowance for uncollectible accounts. The process in developing the allowance is based on analysis of the respective prior year period and assessing the amounts written off in developing a factor for reserving a portion of accounts receivable.

       Once it has been determined by our staff that the patient is not responding to our collection attempts, a final notice is mailed. If there is still no response after an additional 30 days the account is reviewed for assignment to a collection agency, recorded as a bad debt and written off.

       Goodwill and Other Intangible Assets. Goodwill represents the excess purchase price over the estimated fair market value of net assets we have acquired in business combinations. On June 29, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill and intangible assets. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Prior to the adoption of SFAS No. 142, goodwill had been amortized on a straight-line basis over 25 years through December 31, 2001. We adopted SFAS No. 142 effective January 1, 2002.

       We completed our transitional impairment test under SFAS No. 142 as of January 1, 2002, based on projected cash flows of the business. Due to an increase in competition and the presence of capitation arrangements with third-party payors, operating profits and cash flows were lower than expected for certain locations. Based on the earnings forecast for these markets, a goodwill impairment loss of $963,293 was recognized. The impairment loss resulting from the transitional impairment test was recorded as a cumulative effect of a change in accounting principle for the year ended December 31, 2002. Subsequent impairment losses, if any, will be reflected in income before minority interests. For the year ended December 31, 2003, we recorded an impairment loss of $284,491 due to increased competition related to a specific treatment center within one of our regional networks.

       Intangible assets consist of noncompete agreements and are amortized over the life of the agreements (which typically range from five to 10 years) using the straight-line method.

Results of Operations

       The following table presents, for the periods indicated, information expressed as a percentage of total revenues. This information has been derived from the consolidated statements of income included elsewhere in this prospectus.

				Three
				Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

Revenues:
Net patient service revenue	94.4%	94.0%	93.2%	92.7%	94.2%
Other revenue	5.6	6.0	6.8	7.3	5.8

Total revenues	100.0	100.0	100.0	100.0	100.0
Expenses:
Salaries and benefits	53.2	51.5	52.0	47.8	49.1
Medical supplies	1.6	2.1	1.6	1.5	2.1
Facility rent expenses	2.5	3.2	3.2	3.0	3.0
Other operating expenses	5.6	6.5	6.3	6.8	3.8
General and administrative expenses	8.8	9.4	11.8	8.6	10.0
Depreciation and amortization	5.2	3.7	3.7	3.5	3.5
Provision for doubtful accounts	2.6	3.0	2.4	2.4	3.2
Interest expense, net	5.1	2.4	1.5	1.6	1.4
Impairment loss	0.0	0.0	0.2	0.0	0.0

Total expenses	84.6	81.8	82.7	75.2	76.1

Income before minority interests	15.4	18.2	17.3	24.8	23.9
Minority interests in net losses (earnings) of consolidated entities	0.0	0.0	0.0	0.1	0.0

Income before cumulative effect of change in accounting principle	15.4	18.2	17.3	24.9	23.9
Cumulative effect of change in accounting principle	0.5	0.9	0.0	0.0	0.0

Net income	14.9	17.4	17.3	24.9	23.9
Pro forma provision for income taxes	6.1	7.3	7.0	9.9	9.5

Pro forma net income	8.8%	10.1%	10.3%	15.0%	14.4%

Comparison of the Three Months Ended March 31, 2003 and 2004

       Total revenues. Total revenues increased by $8.4 million, or 24.5%, from $34.5 million for the three months ended March 31, 2003 to $42.9 million for the three months ended March 31, 2004. Approximately $2.9 million of this increase resulted from our expansion into new regional networks in 2003. We acquired new treatment centers in Key West, Florida in August 2003, Kentucky in September 2003 and Alabama in December 2003. We also added a new regional network in Baltimore, Maryland in March 2003, and expanded our professional service arrangements in the Delmarva Peninsula region. Approximately $2.4 million of this increase was driven by significant growth in the number of treatments in two of our existing regions and approximately $0.9 million related to a reimbursement policy change by a significant commercial payor to reimburse for services not previously covered. The remaining increase was primarily attributable to the addition of advanced radiation therapy equipment in our treatment centers and the increased utilization of our technologies due to the increased acceptance by payors to reimburse for a wider range of radiation treatments.

       Salaries and benefits. Salaries and benefits increased by $4.6 million, or 27.9%, from $16.5 million for the three months ended March 31, 2003 to $21.1 million for the three months ended March 31, 2004. Salaries and benefits as a percentage of total revenues increased from 47.8% for the three months ended March 31, 2003 to 49.1% for the three months ended March 31, 2004. Salaries and benefits consist of all compensation and benefits paid, including the costs of employing our physicians, medical physicists, dosimetrists, radiation therapists, engineers, corporate administration and other treatment center support staff. The increase in salaries and benefits was due to additional staffing of personnel and physicians due to our expansion into new regional networks during the third and fourth quarters of 2003, which represented $1.6 million of the increase, and within our existing regional networks, which represented $3.0 million of the increase.

       Medical supplies. Medical supplies increased by $0.4 million, or 72.1%, from $0.5 million for the three months ended March 31, 2003 to $0.9 million for the three months ended March 31, 2004. Medical supplies as a percentage of total revenues increased from 1.5% for the three months ended March 31, 2003 to 2.1% for the three months ended March 31, 2004. Medical supplies consist of patient positioning devices, radioactive seed supplies, supplies used for other brachytherapy services and pharmaceuticals used in the delivery of radiation therapy treatments. The increase in medical supplies as a percentage of total revenues was primarily due to the increased utilization of pharmaceuticals used in connection with the delivery of radiation therapy treatments.

       Facility rent expenses. Facility rent expenses increased by $0.3 million, or 24.3%, from $1.0 million for the three months ended March 31, 2003 to $1.3 million for the three months ended March 31, 2004. Facility rent expenses as a percentage of total revenues were unchanged at 3.0% for the three months ended March 31, 2003 and for the three months ended March 31, 2004. Facility rent expenses consist of rent expense associated with our treatment center locations. $0.2 million of the increase in facility rent expenses was due to the development of new centers in the Florida West Coast market and $0.1 million related to the expansion into new regional markets in Key West, Florida, Kentucky and Alabama.

       Other operating expenses. Other operating expenses decreased by $0.7 million, or 30.1%, from $2.3 million for the three months ended March 31, 2003 to $1.6 million for the three months ended March 31, 2004. Other operating expenses as a percentage of total revenues decreased from 6.8% for the three months ended March 31, 2003 to 3.8% for the three months ended March 31, 2004. Other operating expenses consist of repairs and maintenance of equipment, equipment rental and contract labor. The decrease was primarily attributable to the reduction in the use of contract labor in 2004 as compared to 2003.

       General and administrative expenses. General and administrative expenses increased by $1.3 million, or 44.1%, from $3.0 million for the three months ended March 31, 2003 to $4.3 million for the three months ended March 31, 2004. General and administrative expenses principally consist of professional service fees, office supplies and expenses, insurance and travel costs. General and administrative expenses as a percentage of total revenues increased from 8.6% to 10.0%. The increase was primarily due to an increase in the cost of medical malpractice insurance by $0.6 million and the write-off of $0.3 million of deferred financing costs due to the refinancing of our senior secured credit facility in March 2004.

      Depreciation and amortization. Depreciation and amortization increased by $0.3 million, or 25.8%, from $1.2 million for the three months ended March 31, 2003 to $1.5 million for the three months ended March 31, 2004. Depreciation and amortization expenses as a percentage of total revenues were unchanged from 2002 to 2003. $0.2 million of the increase in depreciation and amortization was due to an increase in capital expenditures related to our investment in advanced radiation treatment technologies in certain regional networks and the remaining portion of the increase was attributable to the acquisition of radiation center assets during the third and fourth quarters of 2003 in expanded regional markets in Key West, Florida, Kentucky and Alabama.

      Provision for doubtful accounts. Provision for doubtful accounts increased by $0.5 million, or 64.6%, from $0.8 million for the three months ended March 31, 2003 to $1.4 million for the three months ended March 31, 2004. Provision for doubtful accounts as a percentage of total revenues increased from 2.4% in 2003 to 3.2% in 2004. The increase as a percentage of total revenues was primarily due to an increase in service to uninsured patients within one of our existing markets.

      Interest expense, net. Interest expense, net increased by $0.1 million, or 9.0%, from $0.5 million for the three months ended March 31, 2003 to $0.6 million for the three months ended March 31, 2004. Interest expense as a percentage of total revenues decreased from 1.6% in 2003 to 1.4% in 2004. Included in interest expense, net is an insignificant amount of interest income. The increase in interest expense was primarily due to an increase in the borrowing of funds under our senior secured credit facility as a result of the acquisitions made in Kentucky and Alabama during the third and fourth quarters of 2003.

Comparison of the Years Ended December 31, 2002 and 2003

       Total revenues. Total revenues increased by $27.6 million, or 24.8%, from $111.1 million in 2002 to $138.7 million in 2003. A significant portion of this growth was due to a $12.4 million increase in revenues in two of our existing regional networks. This growth was due to the addition of two doctors, a new contract with a major payor within the regional market and a full year of operations at one new site added within the regional network. The increase also included $1.6 million from expanding into new regional networks through acquisitions in 2003. The new regional networks included expansions through acquisitions into Key West, Florida in August 2003, Kentucky in September 2003 and Alabama in December 2003. The increase also included $2.5 million due to the development of a new regional network in Baltimore, Maryland in March 2003, and the expansion of professional service arrangements in the Delmarva Peninsula region. The remaining increase in total revenues was due to the addition of advanced radiation therapy equipment in our treatment centers and the increased utilization of our technologies due to the increased acceptance by payors to reimburse for a wider range of radiation treatments.

       Salaries and benefits. Salaries and benefits increased by $14.9 million, or 26.0%, from $57.2 million in 2002 to $72.1 million in 2003. Salaries and benefits as a percentage of total revenues increased from 51.5% in 2002 to 52.0% in 2003. The increase in salaries and benefits as a percentage of total revenues was primarily due to increased staffing costs of personnel and physicians due to our expansion into new regional networks in 2003.

       Medical supplies. Medical supplies decreased by $0.1 million, or 3.7%, from $2.3 million in 2002 to $2.2 million in 2003. Medical supplies as a percentage of total revenues decreased from 2.1% in 2002 to 1.6% in 2003. The decrease in medical supplies as a percentage of total revenues was primarily due to an increase in pricing concessions we received in 2003.

       Facility rent expenses. Facility rent expenses increased by $1.0 million, or 27.4%, from $3.5 million in 2002 to $4.5 million in 2003. Facility rent expenses as a percentage of total revenues were unchanged from 2002 to 2003. The increase in facility rent expenses was primarily due to an approximate $0.7 million increase related to the full year impact of rental expense associated with new facilities added in 2002 and approximately $0.1 million related to the development of new centers in the third and fourth quarters of 2003.

       Other operating expenses. Other operating expenses increased by $1.5 million, or 20.8%, from $7.2 million in 2002 to $8.7 million in 2003. Other operating expenses as a percentage of total revenues decreased from 6.5% in 2002 to 6.3% in 2003. This increase was primarily due to an increase in utilization of contract labor.

       General and administrative expenses. General and administrative expenses increased by $5.9 million, or 56.6%, from $10.5 million in 2002 to $16.4 million in 2003. General and administrative expenses as a percentage of total revenues increased from 9.4% to 11.8%. The increase was primarily due to increases in the cost of medical malpractice insurance and additional costs in professional service fees. Total insurance costs increased approximately $1.8 million. Professional service fees increased approximately $1.5 million in 2003 relating to services for reimbursement efforts, as well as increased business development efforts.

       Depreciation and amortization. Depreciation and amortization increased by $0.9 million, or 21.9%, from $4.2 million in 2002 to $5.1 million in 2003. Depreciation and amortization expenses as a percentage of total revenues were unchanged from 2002 to 2003. Approximately $0.6 million of the increase in depreciation and amortization was due to an increase in capital expenditures related to our investment in advanced radiation treatment technologies in certain regional networks and approximately $0.1 million due to the acquisition of radiation center assets in 2003 in expanded regional markets in Key West, Florida, Kentucky and Alabama.

       Provision for doubtful accounts. Provision for doubtful accounts remained unchanged in 2003 as compared to 2002. Provision for doubtful accounts as a percentage of total revenues decreased from 3.0% in 2002 to 2.4% in 2003. The decrease as a percentage of total revenues was due to implementing a standardized policy of sending outstanding self pay patient claims to collection agencies within 180-days and streamlining the approval of submission of the claims to collection agencies. As a result, our 120-day plus receivables decreased by approximately 4.1% in 2003.

       Interest expense, net. Interest expense, net decreased by $0.5 million, or 21.5%, from $2.6 million in 2002 to $2.1 million in 2003. Interest expense as a percentage of total revenues decreased from 2.4% in 2002 to 1.5% in 2003. The decrease in interest expense was due to continued reduction in the prime rate from 4.25% in 2002 to 4.00% in 2003, as well as a decrease in the effective rate of our senior secured credit facility from 4.30% in 2002 to 3.76% in 2003 resulting in approximately $0.3 million in savings. In addition, we paid off prior existing capital lease obligations in 2003 that were at rates ranging from 7.6% to 10.3% resulting in approximately $0.2 million in savings.

       Impairment loss. Impairment loss of approximately $0.3 million was recognized in 2003 as a result of an impairment charge to goodwill due to increased competition with a specific treatment center.

Comparison of the Years Ended December 31, 2001 and 2002

       Total revenues. Total revenues increased by $32.8 million, or 41.9%, from $78.3 million in 2001 to $111.1 million in 2002. Approximately $9.9 million of the increase included revenues we derived from expanding into a new regional network in western North Carolina in January 2002. $1.9 million was due to the full year impact of the regional network in northwest Florida, which we acquired in May 2001; and $0.4 million due to our expansion into existing regional networks in Sarasota/Manatee counties in Florida in September 2002. The remaining increase was largely attributable to our implementation of Intensity Modulated Radiation Therapy, an advanced radiation treatment technology, first recognized for Medicare reimbursement in 2002. The assignment of a code for this treatment in 2002 enabled us to bill for this advanced radiation treatment.

       Salaries and benefits. Salaries and benefits increased by $15.5 million, or 37.4%, from $41.7 million in 2001 to $57.2 million in 2002. Salaries and benefits as a percentage of total revenues decreased from 53.2% in 2001 to 51.5% in 2002. The decrease in salaries and benefits as a percentage of total revenues was primarily due to leveraging our radiation treatment center personnel staff in providing advanced treatment services to patients.

       Medical supplies. Medical supplies increased by $1.0 million, or 81.6%, from $1.3 million in 2001 to $2.3 million in 2002. Medical supplies as a percentage of total revenues increased from 1.6% in 2001 to 2.1% in 2002. The increase in medical supplies as a percentage of total revenues was primarily due to the new regional network we acquired in western North Carolina in 2002.

       Facility rent expenses. Facility rent expenses increased by $1.5 million, or 80.2%, from $2.0 million in 2001 to $3.5 million in 2002. Facility rent expenses as a percentage of total revenues increased from 2.5% in 2001 to 3.2% in 2002. The increase in facility rent expenses was primarily due to an approximate

$0.7 million increase related to the full year impact of rental expense associated with new facilities added in 2001 and approximately $0.7 million related to the development of new centers in the Sarasota/ Manatee counties in Florida and our expansion into new regional markets in western North Carolina in 2002.

       Other operating expenses. Other operating expenses increased by $2.8 million, or 63.0%, from $4.4 million in 2001 to $7.2 million in 2002. Other operating expenses as a percentage of total revenues increased from 5.6% in 2001 to 6.5% in 2002. The increase in other operating expenses as a percentage of total revenues was primarily due to increases in the cost of several operating expense categories including medical equipment service contracts of approximately $0.4 million, temporary contract labor of approximately $0.4 million, other direct costs associated with patient care of approximately $0.6 million and medical equipment rental due to the implementation of our advanced radiation treatment technologies of approximately $1.1 million.

       General and administrative expenses. General and administrative expenses increased by $3.6 million, or 52.8%, from $6.9 million in 2001 to $10.5 million in 2002. General and administrative expenses as a percentage of total revenues increased from 8.8% to 9.4%. This increase was primarily due to increases in medical malpractice and general liability insurance, consulting fees and professional fees relating to a potential initial public offering of our common stock in 2002 which we postponed due to adverse market conditions.

       Depreciation and amortization. Depreciation and amortization increased by $0.1 million, or 2.4%, from $4.1 million in 2001 to $4.2 million in 2002. Depreciation and amortization as a percentage of total revenues decreased from 5.2% in 2001 to 3.7% in 2002. The increase in depreciation and amortization was primarily due to the acquisition of the centers in western North Carolina in 2002.

       Provision for doubtful accounts. Provision for doubtful accounts increased by $1.4 million, or 66.7%, from $2.0 million in 2001 to $3.4 million in 2002. As a percentage of total revenues, provision for doubtful accounts increased from 2.6% in 2001 to 3.0% in 2002. The increase in the provision for doubtful accounts as a percentage of total revenues was due primarily to the pricing of IMRT treatments as compared to conventional external beam treatments and the impact these pricing differences had on some of our patients’ ability to pay.

       Interest expense, net. Interest expense, net decreased by $1.4 million, or 34.3%, from $4.0 million in 2001 to $2.6 million in 2002. Interest expense as a percentage of total revenues decreased from 5.1% in 2001 to 2.4% in 2002. The decrease in interest expenses was due to continued reduction in the prime rate from 4.75% in 2001 to 4.25% in 2002 resulting in approximately $0.6 million in savings. In addition, the reversal of an accrued mark-to-market interest rate swap agreement, which expired in October 2002, amounted to a reduction of approximately $0.8 million in interest expense.

       Cumulative effect of changes in accounting principle. We adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. We completed the transitional impairment test as of January 1, 2002, based on projected cash flows of the business. Due to an increase in competition and the presence of capitation arrangements with third-party payors, operating profits and cash flows were lower than expected for certain regional networks. Based on the earnings forecast for these regional networks, a goodwill impairment loss of $1.0 million was recognized. The impairment loss resulting from the transitional impairment test has been recorded as a cumulative effect of a change in accounting principle for the year ended December 31, 2002. Effective January 1, 2001, we adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which resulted in a cumulative effect of an accounting change of $0.4 million for the year ended December 31, 2001.

Liquidity and Capital Resources

       We have historically financed our operations, capital expenditures and acquisitions through a combination of borrowings, cash generated from operations and seller financing.

Cash Flows From Operating Activities

       Net cash provided by operating activities for the years ended December 31, 2001, 2002 and 2003, and for the three months ended March 31, 2004 was $17.6 million, $22.2 million, $27.3 million and $10.7 million, respectively.

       Net cash provided by operating activities increased by $4.6 million from $17.6 million in 2001 to $22.2 million in 2002. This increase was primarily attributable to a $7.6 million increase in net income offset partially by a $0.8 million gain on interest rate swap agreements. Provision for bad debts increased by $1.4 million due primarily to the pricing of IMRT treatments as compared to conventional external beam treatments and the impact these pricing differences had on some of our patients’ ability to pay. Accounts receivable increased by $9.1 million due primarily to our expansion into a new regional network in western North Carolina. Accrued expenses increased by $4.2 million due primarily to a $2.2 million increase in the year-end bonus and payroll accruals and a $1.5 million increase in accrued liabilities related to third-party payors.

       Net cash provided by operating activities increased by $5.1 million from $22.2 million in 2002 to $27.3 million in 2003. This increase was primarily attributable to a $4.6 million increase in net income. Accounts receivable increased by $8.0 million due primarily to our expansion into new regional networks in Key West Florida, Kentucky, and Alabama and in existing Florida regional networks. Prepaid expenses increased by $1.4 million due primarily to increased payments for medical malpractice premiums in 2003. Accounts payable increased by $1.5 million due primarily to amounts due for professional service fees incurred during 2003. Accrued expenses increased by $2.6 million due primarily to $1.7 million increase in accrued liabilities related to liabilities due to third-party payors and a $0.6 million increase in the year-end bonus and payroll accruals.

       Net cash provided by operating activities for the three months ended March 31, 2004 was $10.7 million. Accounts receivable increased by $3.6 million as compared to the balance as of December 31, 2003 due primarily to the seasonality of our operations, as the first quarter is normally our strongest quarter due to the increase in winter residents in our Florida regional markets. As compared to December 31, 2003, prepaid expenses decreased by $1.0 million due to the expensing of year-end prepayments of rents and service contracts and accounts payable decreased by $0.3 million as a result of payments made in 2004 for professional service fees incurred in 2003.

Cash Flows From Investing Activities

       Net cash used in investing activities for 2001, 2002, 2003, and for the three months ended March 31,2004 was $8.4 million, $17.2 million, $20.7 million, and $3.8 million, respectively.

       Net cash used in investing activities increased by $8.8 million from $8.4 million in 2001 to $17.2 million in 2002. This increase was primarily attributable to a $2.9 million increase in purchases of property and equipment related to equipment upgrades and $10.9 million in cash paid for acquisitions, which principally consisted of six radiation treatment centers in western North Carolina.

       Net cash used in investing activities increased by $3.5 million from $17.2 million in 2002 to $20.7 million in 2003. This increase was primarily attributable to $12.1 million in cash paid for acquisitions, which primarily consisted of six radiation treatment centers, including one in Alabama, one in Florida, three in Kentucky and one in western North Carolina, and $0.7 million in cash provided to shareholders in exchange for notes. These increases were offset by $1.5 million in proceeds received from the sale of a facility which was replaced by a leased facility. Additionally, we entered into $5.0 million of non-cash transactions related to the acquisition of equipment under capital lease arrangements.

       Net cash used in investment activities for the three months ended March 31, 2004 was impacted by an increase in purchases of medical equipment of approximately $4.3 million, offset by a decrease in lease receivable of approximately $0.2 million and a decrease of $0.3 million in refunds.

       Historically, our capital expenditures have been primarily for equipment, leasehold improvements and information technology equipment. Total capital expenditures were $7.8 million, $10.7 million and $9.8 million in 2001, 2002 and 2003, respectively. Historically, we have funded our capital expenditures with cash flows from operations, borrowings under the senior credit facility and borrowings under our lease line of credit. Capital expenditures for the year 2004, exclusive of the purchase of radiation treatment centers, are expected to be approximately $15 million. To the extent that we acquire or internally develop new radiation treatment centers, we may need to increase our expected capital expenditures on a proportionate basis.

Cash From Financing Activities

       Net cash used in financing activities for the years ended December 31, 2001, 2002, 2003, and for the three months ended March 31, 2004 was $11.2 million, $2.4 million, $8.2 million and $34.9 million, respectively.

       Net cash used in financing activities decreased by $8.8 million in 2002 from $11.2 million in 2001 to $2.4 million in 2002. This decrease was primarily attributable to a $12.8 million increase in debt issued, which was primarily used to fund the acquisitions we made in western North Carolina, offset by a $3.0 million increase in distributions to shareholders.

       Net cash used in financing activities increased by $5.8 million from $2.4 million in 2002 to $8.2 million in 2003. The increase was primarily attributable to a $4.7 million increase in principal debt repayments and a $2.1 million increase in distributions to shareholders.

       Net cash used in financing activities for the three months ended March 31, 2004 was impacted primarily from the borrowing of approximately $41.0 million under our senior secured credit facility offset by payment of our debt of approximately $3.2 million and distributions to our shareholders of approximately $3.2 million.

Cash Position and Indebtedness

       At December 31, 2003, our total cash and cash equivalents were $2.6 million. Our total indebtedness was $40.4 million, $51.3 million and $59.8 million at December 31, 2001, 2002 and 2003, respectively. This indebtedness is discussed below.

       In October 1998, we closed on our senior secured credit facility in the principal amount of $45.0 million. The objective of the credit facility was to consolidate and refinance the majority of our debt obligations and eliminate the personal guarantees by our shareholders. In February and October 1999, and December 2000, we entered into amendments to our senior secured credit facility to modify certain covenants and other provisions including to increase the available commitment to $54.0 million.

       On April 15, 2002 we entered into our second amended and restated senior secured credit facility. Our second amended and restated senior secured credit facility provided for $65.0 million in availability consisting of a $45.0 million revolving line of credit and a $20.0 million term loan with quarterly repayment obligations of $1.0 million beginning in April 2002.

       On July 31, 2003, we amended our second amended and restated senior secured credit facility to revise certain covenants. In December 2003, we again amended our second amended and restated senior secured credit facility. This later amendment to our second amended and restated senior secured credit facility provided, subject to our compliance with covenants and customary conditions, for $95.0 million in availability consisting of a $25.0 million term loan and the ability to make up to $70.0 million of revolving credit borrowings. Additionally, it provided for the issuance of letters of credit although the amount of borrowings available would be reduced to the extent of any outstanding letters of credit. The amendment also extended the maturity of our senior secured credit facility to April 15, 2007. Borrowings under this facility bear interest either at LIBOR plus a spread ranging from 175 to 250 basis points or a specified base rate plus a spread ranging from 25 to 100 basis points, with the exact spread determined upon the basis of our leverage ratio, as defined. As of December 31, 2003, our weighted average interest rate under our second amended and restated senior secured credit facility was 3.8%. We are required to pay a quarterly unused commitment fee at a rate of 37.5 basis points on our revolving line of credit. As of December 31, 2003, we were in compliance with the covenants of the second amended and restated senior secured credit facility (as revised by the July and December amendments).

       As of December 31, 2003, we had $59.8 million of outstanding debt, $8.1 million of which was classified as current. Of the $59.8 million of outstanding debt, $2.0 million was outstanding to affiliates and shareholders, pursuant to demand notes, bearing interest at 8.0% or the prime rate, $51.9 million was outstanding to lenders under our second amended and restated senior secured credit facility, and $5.8 million outstanding under capital leases and other miscellaneous indebtedness. As of December 31, 2003, of the outstanding borrowings under our second amended and restated senior secured credit facility, $5.0 million was classified as short-term.

       On March 31, 2004, we entered into a third amended and restated senior secured credit facility principally to fund a special distribution to shareholders. Our third amended and restated senior secured credit facility provides, subject to our compliance with covenants and customary conditions, for $135.0 million in borrowings consisting of a $25.0 million term loan (designated Term A), a $70.0 million revolver and a new add-on term loan facility (designated Term B) in the amount of $40.0 million. On April 9, 2004, the proceeds from the new add-on term loan facility were used to make a special distribution to our shareholders, in the aggregate amount of $40.0 million.

       The Term A loan requires quarterly payments of $1.25 million and matures on April 15, 2007. The Term A loan bears interest either at LIBOR plus a spread ranging from 175 to 325 basis points or a specified base rate plus a spread ranging from 25 to 175 basis points, with the exact spread determined upon the basis of our leverage ratio, as defined.

       The additional Term B loan requires principal payment obligations of $0.5 million per quarter in each of the first three years, $4.0 million per quarter in year four and $4.5 million per quarter in year five. This additional term loan matures on March 31, 2009. The additional Term B loan bears interest either at LIBOR plus 375 basis points or a specified base rate plus 225 basis points.

       Our third amended and restated senior secured credit facility:

•	is secured by a pledge of substantially all of our tangible and intangible assets, including accounts receivable, inventory and capital stock of our existing and future subsidiaries, and requires that borrowings and other amounts due under it will be guaranteed by our existing and future domestic subsidiaries;

•	requires us to make mandatory prepayments of outstanding borrowings, with a corresponding reduction in the maximum amount of borrowings available under the senior secured credit facility, with net proceeds from insurance recoveries and asset sales, and with 100% of the net proceeds from the issuance of equity (50% for qualifying initial public offering) or debt securities, subject to specified exceptions;

•	includes a number of restrictive covenants including, among other things, limitations on our leverage and capital expenditures, limitations on acquisitions and requirements that we maintain minimum ratios of cash flow to fixed charges and of cash flow to interest;

•	limits our ability to pay dividends on our capital stock; and

•	contains customary events of default, including an event of default upon a change in our control.

       In connection with entering into our third amended and restated senior secured credit facility, we incurred fees and expenses of approximately $1.6 million, which have been capitalized as deferred financing costs and are being amortized over the term of the related debt instruments. Additionally, we wrote-off $0.3 million of financing costs capitalized in connection with our previous credit facility.

      The following table sets forth the amounts outstanding under our revolving credit facility and term A and B loans, the effective interest rates on such outstanding amounts and amounts available for additional borrowing thereunder, as of March 31, 2004:

			Amount Available
	Effective	Amount	for Additional
Senior Secured Credit Facility	Interest Rate	Outstanding	Borrowing

		(Dollars in thousands)
Revolving credit facility	4.5%	$27,562	$42,138
Term A loan	4.5%	22,500	—
Term B loan	4.9%	40,000	—

Total		$90,062	$42,138

      Our total debt has increased from $40.4 million in 2001 to $99.5 million as of March 31, 2004. Excluding the new add-on term loan, this indebtedness was principally incurred to fund the execution of our growth strategy. While interest expense will be significantly reduced upon application of the use of proceeds from the offering, and for the foreseeable future thereafter, we expect the level of our long-term indebtedness to increase in the future as we develop and acquire new treatment centers to the extent we consider it necessary to use borrowed funds. Upon completion of this offering and the application of the estimated net proceeds to repay existing indebtedness, we expect to have $65.0 million available for borrowings under our revolving credit facility. We are currently in compliance with our covenants under our third amended and restated senior secured credit facility.

      In January 2002, we negotiated a lease line of credit with two financial institutions for the purpose of leasing medical equipment. The total commitment amount of the two lease lines of credit is $6.4 million, of which $5.9 million has been utilized. The lease lines were used to support equipment purchases and upgrades in connection with our implementation of advanced radiation treatment technologies in most of our regional networks.

      Effective January 2004 and March 2004, we entered into two lease lines of credit with two financial institutions for the purpose of leasing medical equipment in the commitment amounts of $5.0 million each, of which none has been utilized.

      We believe available borrowings under our new amended and restated senior secured credit facility, together with our cash flows from operations, will be sufficient to fund our requirements for at least the next twelve months. After such time period, to the extent available borrowings and cash flows from operations are insufficient to fund future requests, we may be required to seek additional financing through additional increases in our credit facility, negotiate credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities. No assurances can be given that we will be able to extend or increase the existing credit facility, secure additional bank borrowings or complete additional debt or equity financings on terms favorable to us or at all. Any such financing may be dilutive in ownership, preferences, rights, or privileges to our shareholders. If we are unable to obtain funds when needed or on acceptable terms, we will be required to curtail our acquisition and development program. Our ability to meet our funding needs could be adversely affected if we suffer adverse results of operations, or if we violate the covenants and restrictions to which we are subject under our new senior secured credit facility.

Reimbursement, Legislative And Regulatory Changes

       Legislative and regulatory action has resulted in continuing changes in reimbursement under the Medicare and Medicaid programs that will continue to limit payments we receive under these programs.

Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to legislative and regulatory changes, administrative rulings, interpretations, and discretion which may further affect payments made under those programs, and the federal and state governments may, in the future, reduce the funds available under those programs or require more stringent utilization and quality reviews of our treatment centers or require other changes in our operations. Additionally, there may be a continued rise in managed care programs and future restructuring of the financing and delivery of healthcare in the United States. These events could have an adverse effect on our future financial results.

Inflation

       While inflation was not a material factor in either revenue or operating expenses during the periods presented, the healthcare industry is labor-intensive. Wages and other expenses increase during periods of inflation and labor shortages, such as the growing nationwide shortage of dosimetrists and radiation therapists. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures to curb increases in operating costs and expenses. We have to date offset increases in operating costs by increasing reimbursement or expanding services. However, we cannot predict our ability to cover, or offset, future cost increases.

Commitments

       The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2003:

	Payments Due by Period

		Less Than			After
Contractual Cash Obligations	Total	1 Year	2-3 Years	4-5 Years	5 Years

	(In thousands)
Long-term debt	$54,474	$7,034	$10,512	$36,927	—
Capital lease obligations	5,337	1,031	2,228	2,079	—
Operating leases	49,506	6,863	12,755	10,107	$19,780

Total contractual cash obligations	$109,317	$14,928	$25,495	$49,113	$19,780

Quantitative and Qualitative Disclosures about Market Risk

       Interest Rate Sensitivity. We are exposed to various market risks as a part of our operations, and we anticipate that this exposure will increase as a result of our planned growth. In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments. These derivative financial instruments may take the form of forward sales contracts, option contracts, foreign currency exchange contracts, and interest rate swaps. We have not and do not intend to engage in the practice of trading derivative securities for profit.

       Interest Rate Swap. In March 2003, we entered into an interest rate swap agreement with a notional amount of $6.6 million. This interest rate swap transaction involves the exchange of floating for fixed rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued and is recognized as an adjustment to interest expense. This agreement is indexed to 90 day LIBOR. The following table summarizes the terms of the swap:

Notional Amount	Fixed Rate	Term in Months	Maturity

$6.6 million	2.03% (plus a margin)	24	March 2005

       The fixed rates do not include the credit spread, which is currently 325 basis points. In addition, further changes in interest rates by the Federal Reserve may increase or decrease our interest cost on the outstanding balance of the credit facility not subject to interest rate protection. Our swap transaction involves the exchange of floating for fixed rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued and is recognized as an adjustment to interest expense. We use derivative financial instruments to reduce interest rate volatility and associated risks arising from the floating rate structure of our senior credit facility and do not hold or issue them for trading purposes. We are currently required by the terms of our existing third amended and restated senior credit facility to keep some form of interest rate protection in place.

       Interest Rates. We are exposed to market risks relating to changes in interest rates. Some of the proceeds of this offering may be invested in short-term, interest-bearing, investment grade securities pending their application. The value of these securities will be subject to interest rate risk and could fall if interest rates rise. In addition, as of December 31, 2003, we have interest rate exposure on $45.3 million of our senior credit facility, which is not covered by our interest rate swap agreement. Our debt obligations subject to floating rates at December 31, 2003 include $46.4 million of variable rate debt at an approximate average interest rate of 3.3% as of December 31, 2003. A 100 basis point change in interest rates on our variable rate debt would have resulted in interest expense fluctuating approximately $0.2 million for the fiscal year 2001, $0.5 million for the fiscal year 2002 and $0.5 million for the fiscal year 2003.

Off Balance Sheet Arrangements

       We do not currently have any off-balance sheet arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Seasonality

       Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to fluctuate. Many of the patients of our Florida treatment centers are part-time residents in Florida during the winter months. Hence, these treatment centers have historically experienced higher utilization rates during the winter months than during the remainder of the year. In addition, referrals are typically lower in the summer months due to traditional vacation periods.

Recently Issued Accounting Pronouncements

       In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003. The implementation of SFAS No. 149 had no impact on our consolidated financial statements for 2003 and we do not expect it to have a material effect on our future results of operations or financial position.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity-type instruments, must now be accounted for as liabilities. The financial instruments effected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. The provisions of SFAS No. 150 are applicable to our financial statements beginning in 2005. The implementation of

SFAS No. 150 had no impact on our consolidated financial statements for 2003 and we do not expect it to have a material effect on our future results of operations or financial position.

       In December 2003, the Financial Accounting Standards Board issued revised Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which requires that companies consolidate variable interest entities if they are the primary beneficiaries of the activities of those entities. Companies are generally required to apply FIN No. 46R immediately for all variable interest entities created after January 31, 2003 and by the end of the first quarter 2004 for all other entities for which it is the primary beneficiary. We provide administrative services to certain professional corporations in states with laws that prohibit business corporations from providing, or holding themselves out as providers of, medical care.

       During 2003, we determined that the professional corporations are variable interest entities as defined by FIN No. 46R, and we have a variable interest in each of the practices through our administrative services agreements. Based on these determinations, we consolidated the radiation oncology practices in our consolidated financial statements as of and for the year ended December 31, 2003 and have restated prior years to conform to the current year presentation.

BUSINESS

Overview

       We are a provider of radiation therapy services to cancer patients. We own, operate and manage treatment centers focused exclusively on providing comprehensive radiation treatment alternatives ranging from conventional external beam radiation to newer, technologically-advanced options. We believe we are the largest company in the United States focused exclusively on providing radiation therapy. We opened our first radiation treatment center in 1983 and currently provide radiation therapy in 41 free-standing and 11 hospital-based treatment centers. Our treatment centers are clustered into 17 regional networks in eight states, including Alabama, Delaware, Florida, Kentucky, Maryland, Nevada, New York and North Carolina. In our 21 years of operation, we have developed a standardized operating model that enables our treatment centers to deliver high-quality, cost-effective patient care. We have a highly experienced management team and a number of our senior radiation oncologists are nationally recognized by the American College of Radiation Oncology for excellence and leadership in the field of radiation oncology.

Industry Overview

       Cancer is the second leading cause of death in the United States, exceeded only by heart disease. In 2004, the American Cancer Society estimates there will be 1.4 million new cancer cases diagnosed in the United States and that cancer will account for one in every four deaths.

       Treatment Options. There are many types of cancer, each of which is unique in how it grows and how it responds to treatment. A physician may choose which treatment or combination of treatments is most appropriate. Individuals diagnosed with cancer have four general treatment options:

•	radiation therapy (treatment with radiation to eliminate cancer cells);

•	surgery (to remove a tumor);

•	chemotherapy (treatment with anticancer drugs); and

•	biological therapy (treatment to stimulate or restore the ability of the immune system to fight infection and disease).

       We focus exclusively on radiation therapy, which may be used alone or in combination with surgery, chemotherapy or biological therapy.

       Radiation Therapy. According to the American Society for Therapeutic Radiology and Oncology, approximately 50% to 60% of patients diagnosed with cancer receive radiation therapy. Radiation therapy is used to treat the most common types of cancer, including prostate, breast, lung and colorectal cancer, and involves exposing the patient to an external or internal source of radiation. Radiation therapy can be used to cure cancer by destroying cancer cells and, when curing cancer is not possible, to shrink tumors and reduce pressure, pain and relieve other symptoms of the cancer to enhance a patient’s quality of life.

       Radiation Therapy Technology. The radiation utilized by a radiation oncologist for external beam treatments is produced by a machine known as linear accelerator. A normal course of external beam radiation therapy ranges from 20 to 40 total treatments, given daily over a four to eight week period. Recent research has produced new, advanced methods for performing radiation treatments. These advanced methods result in more effective treatments that minimize the harm to healthy tissues that surround the tumor and therefore result in fewer side effects.

       Radiation Therapy Market. According to the American Society for Therapeutic Radiology and Oncology, it is estimated that there are over 3,900 radiation oncologists in the United States and approximately 2,000 hospital and free-standing radiation therapy centers. We believe that growth in the radiation therapy market will be driven by the following trends:

•	aging of the population in the United States, as 77% of all cancers are diagnosed in people over age 55;

•	earlier detection and diagnosis of cancer;

•	increased knowledge of and demand for advanced treatments by patients;

•	growing utilization of advanced treatment technologies; and

•	discovery of new and innovative means of delivering radiation therapy for the treatment of cancer.

       Additionally, we believe the radiation therapy market is impacted by a growing trend toward outpatient care as patients, physicians and payors seek a more efficient, patient-friendly and cost-effective environment than has been traditionally provided in a full service hospital. We believe that patients prefer the comfort of a less institutional atmosphere and the convenience of simplified admissions and discharge procedures. Many physicians prefer to practice in outpatient facilities as opposed to general acute care hospitals due to the greater scheduling flexibility afforded by these outpatient treatment centers, which allows them to schedule their time more efficiently and therefore increase the number of patients they can treat in a given amount of time.

       We believe most of our competitors are not in a position to take full advantage of the opportunities within the market due to barriers to entry, such as significant capital requirements, limited size of operations, lack of depth in important areas such as technology, limited number and experience of physicians, availability of resources and lack of management experience.

Our Operating Strategy

       Our goal is to provide cancer patients with radiation therapy treatments to maximize clinical outcomes. We focus exclusively on providing a broad spectrum of radiation therapy in both a patient-friendly environment and cost-effective manner. Our model is designed to maximize our relationships with patients and referring physicians, as well as attract and retain radiation oncologists. We believe that our operating strategy enables us to maximize patient service, quality of care and financial performance. The key elements of our operating strategy are to:

       Emphasize Patient Service. We focus on providing our patients with an environment that minimizes the stress and uncertainty of being diagnosed with and treated for cancer. We see patients within 24 hours of a referral and typically begin treatment within several days thereafter. Our radiation oncologist discusses the proposed treatment, the possible side effects and the expected results of treatment with the patient and is available to respond to questions or concerns at any time. Other services we provide include van transportation, nutritional counseling and assistance with reimbursement from third-party payors. We believe that our focus on patient service enhances the quality of care provided and differentiates us from other radiation therapy providers.

       Provide Advanced Radiation Treatment Alternatives. Within our regional markets, we are a leader in providing the most advanced radiation therapy alternatives. The advanced radiation treatment alternatives we provide are designed to deliver more effective radiation directly to the tumor while minimizing harm to surrounding tissues and therefore reduce side effects. We have directly benefited from the increasing awareness of cancer patients to these advanced radiation treatment alternatives.

       Establish and Maintain Strong Clinical Relationships with Referring Physicians. Our team of radiation oncologists seeks to develop and maintain strong working clinical relationships with referring physicians by:

•	establishing a presence in the medical community and receiving referrals for radiation therapy based on our reputation for providing a high standard of quality patient care;

•	providing excellent patient service and involving the referring physician in the care of the patient; and

•	educating our existing and potential referring physicians on new methods of radiation therapy.

       Recruit and Retain Leading Radiation Oncologists. We recruit radiation oncologists with excellent academic and clinical backgrounds who we believe have potential for professional growth. Our more senior oncologists are members of numerous professional organizations and have developed national reputations for excellence. Over the last five years, retention rates for our radiation oncologists have exceeded 93%. We attract and retain radiation oncologists by:

•	offering them the opportunity to join an established team of leaders in the field of radiation oncology;

•	providing them greater access to advanced technologies;

•	offering them the opportunity to develop expertise in advanced treatment procedures;

•	enabling them to conduct research and encouraging them to publish their results; and

•	providing them with the opportunity to earn above the national average compensation for radiation oncologists.

       Cluster Our Treatment Centers Into Regional Networks. We cluster our treatment centers into regional networks, which enables us to offer our patients a wide array of radiation therapy services in a cost-effective manner. By concentrating our treatment centers within a given geography, we are able to leverage our investment in advanced treatment technologies and our clinical and operational expertise across a larger patient population. Treatment centers in each of our clusters also share support services, such as physics, which leads to lower operating costs per treatment center. We are also able to better leverage our relationships with managed care payors due to the number of patients treated within our regional networks.

       Continually Enhance Operational Efficiencies. During our 21 years of operations, we have developed a standardized operating model that enables our treatment centers to cost-effectively deliver high-quality patient care. We continue to enhance our operating performance through the use of established protocols and procedures in our clinical operations. Furthermore, we have a centralized approach to business functions such as accounting, administration, billing, collection, marketing and purchasing, which we believe results in significant economies of scale and operating efficiencies.

Our Growth Strategy

       Our growth strategy is to further increase our market share within our established regional networks and selectively expand into new regions. The key elements of our growth strategy are to:

Increase Revenue and Profitability of Our Existing Treatment Centers

       We plan to increase revenue and profitability at our treatment centers within established regional networks by:

•	increasing clinical referrals from physicians;

•	expanding our offering of advanced treatment services;

•	focusing on the continued implementation of standardized treatment protocols;

•	adding additional radiation oncologists; and

•	entering into additional payor relationships.

Develop New Treatment Centers Within Our Existing Regional Networks

       We plan to develop treatment centers to expand our existing regional networks. We have experience in the design and construction of radiation treatment centers, having developed 19 treatment centers located in Florida, Maryland, Nevada and New York. Our newly-developed treatment centers typically achieve positive cash flow within six to twelve months after opening. We currently have two new treatment centers under development within our existing regional networks, with one expected to replace an existing treatment center.

Selectively Enter New Regions

       We plan to selectively expand into new regions through acquisition, new treatment center development and strategic alliances and joint ventures. We evaluate potential expansion into new regions based on:

•	demographic characteristics, including the number and concentration of Medicare recipients, population trends and historical and projected patient population growth and radiation treatment volumes;

•	the extent to which we may have any pre-existing relationships with physicians or hospitals;

•	the current competitive landscape of existing free-standing or hospital-based radiation treatment centers;

•	the payor environment; and

•	the regulatory environment.

       Expand Through Acquisitions. We plan to enter new regions through the acquisition of established treatment centers that provide us the opportunity to leverage our current infrastructure. We seek to acquire treatment centers with leading radiation oncologists, strong clinical referral sources and substantial prospects for growth. We believe that significant opportunity exists to add value to acquired treatment centers by providing advanced radiation therapy technology and services and by implementing our proven operating model which includes our standardized operating systems. We have entered eight new regions through acquisitions and have acquired 22 treatment centers to date.

       Expand Through New Treatment Center Development. Where desirable, we plan to enter new regions by internally developing new radiation treatment centers. We have established seven new regional networks located in Florida, New York and Maryland by internally developing new radiation treatment centers. We currently plan to develop new treatment centers in two new regions located in Rhode Island and California.

       Expand Through Strategic Alliances and Joint Ventures. We also plan to enter new regions through strategic alliances and joint ventures. These strategic alliances and joint ventures vary by region and can include providing administrative services, technology services and professional services or any combination thereof. To date, we have established these arrangements primarily with hospitals seeking our expertise in providing high-quality, cost-effective radiation therapy. Our desire and ability to enter into strategic alliances and joint venture arrangements depends on the regulatory and competitive environment and other economic factors. We have experience in effectively structuring these arrangements in a manner designed to meet the needs of multiple constituencies, including the physicians, the hospitals and regulatory authorities. Strategic alliances and joint ventures provide us with alternative methods to enter attractive new markets.

Operations

       We have 21 years of experience operating radiation treatment centers. We have developed an integrated operating model which is comprised of the following key elements:

       Treatment Center Operations. Our treatment centers are designed specifically to deliver high-quality radiation therapy in a patient-friendly environment. A treatment center typically has one or two linear accelerators, with additional rooms for simulators, computed tomography (CT) scans, physician offices, film processing and physics functions. In addition, treatment centers include a patient waiting room, dressing rooms, exam rooms and hospitality rooms, all of which are designed to minimize patient stress.

       Cancer patients referred to one of our radiation oncologists are provided with an initial consultation which includes an evaluation of the patient’s condition to determine if radiation therapy is appropriate, followed by a discussion of the effects of the therapy. If radiation therapy is selected as a method of treatment, the medical staff engages in clinical treatment planning. Clinical treatment planning utilizes
x-rays, CT imaging, ultrasound, positron emission tomography (PET) imaging and, in many cases, advanced computerized 3-D conformal imaging programs, in order to locate the tumor, determine the best treatment modality and the treatment’s optimal radiation dosage, and select the appropriate treatment regimen.

       Our radiation treatment centers typically range from 5,000 to 12,000 square feet, have a radiation oncologist and a staff ranging between 10 and 25 people, depending on treatment center capacity and patient volume. The typical treatment center staff includes: radiation therapists, who deliver the radiation therapy, medical assistants or medical technicians, an office financial manager, receptionist, transcriptionist, block cutter, file clerk and van driver. Because we are organized into regional networks, we can more efficiently provide certain specialists to each treatment center, such as physicists, dosimetrists and engineers who service the treatment centers within each regional network.

       Standardized Operating Procedures. We have developed standardized operating procedures for our treatment centers in order to ensure that our professionals are able to operate uniformly and efficiently. Our manuals, policies and procedures are refined and modified as needed to increase productivity and efficiency and to provide for the safety of our employees and patients. We believe that our standard operating procedures facilitate the interaction of physicians, physicists, dosimetrists and radiation therapists and permit the interchange of employees among our treatment centers. In addition, standardized procedures facilitate the training of new employees.

       Coding and Billing. Coding involves the translation of data from a patient’s medical chart to our billing system for submission to third-party payors. Our treatment centers provide radiation therapy services under 60 different professional and technical codes which determine reimbursement. Our Medical Director along with our certified professional coders work together to establish coding and billing rules and procedures to be utilized at our radiation treatment centers. In each radiation treatment center, our office financial manager is in charge of executing these rules and procedures with the trained personnel located at each treatment center. Centralization of the coding function provides economies of scale and ensures a higher degree of accuracy and efficiency. In addition, we have retained the services of a third-party consultant to review and assess our coding and billing procedures and processes on a periodic basis. Billing and collection functions are centrally performed by a staff at our executive offices.

       Management Information Systems. We utilize centralized management information systems to closely monitor data related to each treatment center’s operations and financial performance. Our management information systems are used to track patient data, physician productivity and coding, as well as billing functions. Our management information systems also provide monthly budget analyses, financial comparisons to prior periods and comparisons among treatment centers, thus enabling management to evaluate the individual and collective performance of our treatment centers. We developed a proprietary image and text retrieval system referred to as the Oncology Wide-Area Network, which facilitates the storage and review of patient medical charts and films. We periodically review our management information systems for possible refinements and upgrading. Our management information systems personnel install and maintain our system hardware, develop and maintain specialized software and are able to integrate the systems of the practices we acquire.

       Engineering and Physics Departments. We have established engineering and physics departments which implement standardized procedures for the acquisition, installation, calibration, use, maintenance and replacement of our linear accelerators, simulators and related equipment, as well as to the overall operation of our treatment centers. Our engineers perform preventive maintenance, repairs and installations of our linear accelerators. This enables our treatment centers to maximize equipment productivity and to minimize downtime. In addition, the engineering department maintains a warehouse of linear accelerator parts in order to provide equipment backup. Our physicists monitor and test the accuracy and integrity of each of our linear accelerators on a regular basis to ensure the safety and effectiveness of patient treatment. This testing also helps ensure that the linear accelerators are uniformly and properly calibrated.

       Total Quality Management Program. We strive to achieve total quality management throughout our organization. Our treatment centers, either directly or in cooperation with the appropriate professional corporation or hospital, have a standardized total quality management program consisting of programs to monitor the design of the individual treatment of the patient via the evaluation of charts by radiation oncologists, physicists, dosimetrists and radiation therapists and for the ongoing validation of radiation therapy equipment. Our focus on quality management is maintained by a committee that consists of a radiation oncologist, the director of physics, the technical director, the director of medical records and the chief financial officer. The committee is responsible for objectively and systematically monitoring and evaluating the quality of patient care and the procedures followed at all of our treatment centers. Additionally, each of our new radiation oncologists is assigned to a senior radiation oncologist who reviews each patient’s course of treatment through the patient’s medical chart using our Oncology Wide-Area Network. Furthermore, the data in our patient database is used to evaluate patient outcomes and to modify treatment patterns as necessary to improve patient care. We also utilize patient questionnaires to monitor patient satisfaction with the radiation therapy they receive.

       Clinical Research. We believe that a well-managed clinical research program enhances the reputation of our radiation oncologists and our ability to recruit new radiation oncologists. Our treatment centers participate in national cooperative group trials and we have a full-time, in-house research staff to assure compliance with such trials and to perform related outcome analyses. We maintain a proprietary database of information on over 60,000 patients. The data collected includes tumor characteristics such as stage, histology and grade, radiation treatment parameters, other treatments delivered, complications and information on disease recurrences. In addition, follow-up data on disease status and patient survival rates are collected. This data can be used by the radiation oncologists to conduct research and improve patient care. We also assist the radiation oncologists with research in the form of outcome studies. These studies often are presented at international conferences and published in trade journals. To date, our radiation oncologists have published more than 185 articles in peer reviewed journals and related periodicals.

       School of Radiation Therapy. In 1992, we founded The Radiation Therapy School for Radiation Therapy Technology which is accredited by the Joint Review Committee on Education in Radiologic Technology. The school trains individuals to become radiation therapists. Upon graduation, students become eligible to take the national registry examination administered by the American Registry of Radiologic Technologists. Radiation therapists are responsible for administering treatments prescribed by radiation oncologists and monitoring patients while under treatment. Since opening in 1988, the school has produced 64 graduates, 29 of whom are currently employed by us.

       Privacy of Medical Information. We focus on being compliant with new regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, regarding privacy, security and transmission of health information. We have implemented such regulations into our existing systems, standards and policies to ensure compliance.

       Compliance Program. We have a compliance program that is consistent with guidelines issued by the Office of Inspector General of the Department of Health and Human Services. As part of this compliance program, we adopted a code of ethics and hired a full-time compliance officer at the corporate level. Our program includes an anonymous hotline reporting system, compliance training programs, auditing and monitoring programs and a disciplinary system to enforce our code of ethics and other compliance policies. It also includes a process for screening all employees through applicable federal and state databases of sanctioned individuals. Auditing and monitoring activities include claims preparation and submission and also cover issues such as coding, billing, and financial arrangements with physicians. These areas are also the focus of our specialized training programs.

Service and Treatment Offerings

       We believe our radiation treatment centers are distinguishable from those of many of our competitors because we are able to offer patients a full spectrum of radiation therapy alternatives, including conventional external beam radiation therapy and advanced services such as intensity modulated radiation therapy, 3-D conformal treatment planning, patient targeting systems, brachytherapy (including prostate seed implants and high dose rate remote after-loading of radioactive sources) and stereotactic radiosurgery. Radiation therapy is given in one of two ways: externally or internally, with some cancers treated with both internal and external radiation therapy. Most people undergoing radiation therapy for cancer are treated with external beam radiation therapy. Radiation therapy is used to treat the most common types of cancers including: prostate, breast, lung and colorectal.

       External Beam Therapy. External beam radiation therapy involves exposing the patient to an external source of radiation through the use of a machine that directs radiation at the cancer. Machines utilized for external beam radiation therapy vary as some are better for treating cancers near the surface of the skin and others are better for treating cancers deeper in the body. A linear accelerator, the most common type of machine used for external beam radiation therapy, can create both high-energy and low-energy radiation. High-energy radiation is used to treat many types of cancer while low-energy radiation is used to treat some forms of skin cancer. A course of external beam radiation therapy normally ranges from 20 to 40 treatments. Treatments generally are given to a patient once each day with each session lasting for 10 to 20 minutes.

       Internal Radiation Therapy. Internal radiation therapy also called brachytherapy, involves the placement of the radiation source inside the body. The source of the radiation (such as radioactive iodine, for example) is sealed in a small holder called an implant and is introduced through the aid of thin wires or plastic tubes. Internal radiation therapy places the radiation source as close as possible to the cancer cells and delivers a higher dose of radiation in a shorter time than is possible with external beam treatments. Internal radiation therapy is typically used for cancers of the lung, esophagus, breast, uterus, thyroid, cervix and prostate. Implants may be removed after a short time or left in place permanently (with the radioactivity of the implant dissipating over a short time frame). Temporary implants may be either low-dose rate or high-dose rate. Low-dose rate implants are left in place for several days; high-dose rate implants are removed after a few minutes.

       Since all of our treatment centers are clustered into regional networks, our treatment centers are distinguished from those of many of our competitors by our ability to offer advanced radiation therapy services. Our advanced radiation treatment services include: intensity modulated radiation therapy, 3-D conformal treatment planning, patient targeting systems, stereotactic radiosurgery and high- and low-dose rate brachytherapy.

       The following table sets forth the forms of radiation therapy services and treatments that we offer:

Technologies:	Description:

Intensity Modulated Radiation Therapy (IMRT)	Enables radiation oncologist to adjust the intensity of radiation levels delivered to more effectively treat certain cancers.

3-D Conformal Treatment Planning	Enables radiation oncologist to utilize three dimensional images of tumors to more accurately and effectively plan radiation treatments.

Patient Targeting System (PTS)	Enables radiation oncologist to target tumors that are located near surrounding organs in order to minimize the effects of radiation treatment on such organs.

Technologies:	Description:

Stereotactic Radiosurgery	Enables delivery of radiation treatment to certain inoperable cancers such as brain cancer.

High-Dose Rate Remote Brachytherapy	Enables radiation oncologist to treat cancer by internally delivering higher doses of radiation directly to the cancer for a few minutes.

Low-Dose Rate Brachytherapy	Enables radiation oncologist to treat cancer by internally delivering lower doses of radiation directly to the cancer over an extended period of time (e.g., prostate seed implants).

       Intensity Modulated Radiation Therapy. Until recently, external radiation beam therapy was limited to only one beam of a single intensity that would wipe out surrounding normal cells in addition to the tumor itself. However, with IMRT, radiation can be focused at thousands of pinpoints and delivered by varying levels of beam intensity directly into a tumor. Because IMRT targets a narrow area and uses variable intensity beams, it can be used to treat tumors that previously would not have been appropriate for radiation therapy. IMRT technology is so advanced that it can be programmed to actually wrap and angle beams of radiation around normal tissue and organs, protecting “good cells” as it destroys the tumor. As such, IMRT patients typically experience fewer side effects, which helps them to maintain their strength and lead more normal lifestyles during treatment.

       Successful IMRT depends both on specialized equipment and on a highly trained team of physicians, physicists and technologists. IMRT is delivered by specially equipped linear accelerators guided by a customized computer system. Most of our regional networks have this equipment and have assembled the professional and technical teams necessary to provide IMRT treatments.

       3-D Conformal Treatment Planning. 3-D conformal treatment planning and computer simulation produces an accurate image of the tumor and surrounding organs so that multiple radiation beams can be shaped exactly to the contour of the treatment area. Because the radiation beams are precisely focused, nearby normal tissue is spared from radiation. In 3-D conformal treatment planning, state-of-the-art radiation therapy immobilization devices and computerized dosimetric software are utilized so that CT scans can be directly incorporated into the radiation therapy plan. Such CT scan-based planning enables our radiation oncologists to more accurately pinpoint the target area where radiation therapy is to be delivered, and avoid radiation exposure to surrounding normal body structures.

       Patient Targeting System. Patient targeting system (PTS) is a specialized radiation therapy technique that is utilized for daily localization and targeting of anatomic locations. PTS incorporates the use of an ultrasound device to ensure accuracy in anatomic locations where there is organ motion, such as the prostate, thereby minimizing the radiation delivered to normal tissue structures.

       Stereotactic Radiosurgery. Stereotactic radiosurgery involves a single intense high-dose beam of radiation to a small area. This form of therapy typically is used to treat tumors of the brain that cannot be treated by other means, such as surgery or chemotherapy. Precise calculations for radiation delivery are required. Treatment also requires extensive clinical planning and is provided in conjunction with the referring surgeon and under the direct supervision of a radiation oncologist and a physicist. Stereotactic radiosurgery often involves immobilization of the head through the use of a neurosurgical frame to assure precise immobilization for the delivery of radiation therapy.

       Brachytherapy. Brachytherapy involves the use of surgical and fiberoptic procedures to place high-dose rate or low-dose rate sources of radiation in the patient’s body. This technique is used for ultrasound-

guided implantation of sources into the prostate, intraluminal therapy within the esophagus and endobronchial therapy within the lungs. Prostate seed implants involve the permanent placement of radioactive pellets within the prostate gland. This form of therapy requires the combined expertise of radiation oncologist, a physicist and the referring urologist. Ultrasound capabilities are required in treatment planning to determine the precise location and dosage of pellets to be implanted. Traditionally, prostate seed implant therapy required extensive treatment planning over a two to three-day period of time. However, we developed a proprietary software package that allows for real time planning during the implant surgery, thereby eliminating the need for any delay in treatment.

High-Dose Rate Remote Brachytherapy. In high-dose rate remote brachytherapy, a computer sends the radioactive source through a tube to a catheter that has been placed near the tumor by the radiation oncologist. The procedure is directed by the brachytherapy team, who watches the patient on closed-circuit television and communicates with the patient using an intercom. The radioactivity remains at the tumor for only a few minutes. In some cases, several remote treatments may be required, and the catheter may stay in place between treatments. High-dose rate remote brachytherapy is available in most of our regional networks and patients receiving this treatment are able to return home after each treatment. This form of brachytherapy has been used to treat cancers of the cervix, breast, lung, pancreas, prostate and esophagus.

Low-Dose Rate Brachytherapy. We are actively involved in radioactive seed implantation for prostate cancer, the most frequent application of low-dose rate brachytherapy. There are several advantages to low-dose rate brachytherapy in the treatment of prostate cancer, including convenience to the patient as the patient generally can resume normal daily activities within hours after the procedure. This procedure is performed by a team of physicians and staff with nearly a decade of experience in prostate brachytherapy. During the procedure, radioactive seeds are inserted directly into the prostate, minimizing radiation exposure to surrounding tissues while permitting an escalation of the dose concentrated in the area of the cancer.

       The following is a list of the services and treatments that we offer within each of our 17 regional networks as of March 31, 2004:

								Brachytherapy

	Year	Number of	External					High	Low
Regional Network	Established	Centers	Beam	IMRT	3-D	PTS	Stereotactic	Dose	Dose

Lee County — Florida	1983	5	✓	✓	✓	✓	✓	✓	✓
Charlotte/ DeSoto Counties — Florida	1986	2	✓	✓	✓	✓		✓	✓
Sarasota/ Manatee Counties — Florida	1992	4	✓	✓	✓	✓	✓	✓	✓
Collier County — Florida	1993	2	✓	✓	✓	✓		✓	✓
Broward County — Florida	1993	4	✓	✓	✓	✓	✓	✓	✓
Dade County — Florida	1996	2	✓	✓	✓				✓
Las Vegas, Nevada	1997	4	✓	✓	✓		✓	✓	✓
Westchester/ Bronx — New York	1997	6	✓	✓	✓	✓	✓	✓	✓
Mohawk Valley, New York	1998	3	✓	✓	✓	✓	✓	✓	✓
Delmarva Peninsula	1998	3	✓	✓	✓			✓	✓
Northwest Florida	2001	3	✓	✓	✓	✓		✓	✓
Western North Carolina	2002	7	✓	✓	✓	✓		✓	✓
Palm Beach County — Florida	2002	1	✓	✓	✓			✓	✓
Central Kentucky	2003	3	✓	✓	✓			✓	✓
Florida Keys	2003	1	✓		✓				✓
Southeastern Alabama	2003	1	✓	✓	✓				✓
Baltimore County — Maryland	2003	1	✓	✓	✓				✓

Treatment Centers

       We currently own, operate and manage 41 free-standing and 11 hospital-based treatment centers in our 17 regional networks of which:

•	19 were internally developed;

•	22 were acquired; and

•	11 are hospital-based.

       Internally Developed. We currently operate 19 internally developed treatment centers located in Florida, Maryland, Nevada and New York and we plan to continue developing new treatment centers within our regional networks. Our team is experienced in the design and construction of radiation treatment centers, having developed six treatment centers in the past three years. Our newly-developed treatment centers typically achieve positive cash flow within six to twelve months after opening. The following table sets forth the locations and other information regarding each of our internally developed radiation treatment centers in our regional networks as of March 31, 2004:

Treatment Center	Year	Owned/Managed

Lee County — Florida
Broadway	1983	Owned
Cape Coral	1984	Owned
Lakes Park	1987	Owned
Bonita Springs	2002	Owned
Lehigh Acres	2003	Owned
Charlotte/ DeSoto Counties — Florida
Port Charlotte	1986	Owned
Arcadia	1993	Owned
Sarasota/ Manatee Counties — Florida
Englewood	1992	Owned
Sarasota	1996	Owned
Venice	1998	Owned
Bradenton	2002	Owned
Collier County — Florida
South Naples	1993	Owned
North Naples	1999	Owned
Northwest Florida
Destin	2004	Owned
Palm Beach County — Florida
West Palm Beach(1)	2002	Owned
Las Vegas, Nevada
Henderson	2000	Managed
Lake Mead	2000	Managed
Westchester/ Bronx — New York
Yonkers	1997	Managed
Baltimore County — Maryland
Owings Mills(2)	2003	Owned

(1)	We own a 50% ownership interest in the limited liability company that provides radiation oncologists and operates the treatment center; we also provide physics and dosimetry services.

(2)	We have a 90% ownership interest in this treatment center.

       Acquired Treatment Centers. We currently operate 22 acquired treatment centers located in Alabama, Florida, Kentucky, Maryland, Nevada, New York and North Carolina. Over the past three years, we have acquired 14 treatment centers. We plan to continue to enter new markets through the acquisition of established treatment centers that provide us the opportunity to leverage our current infrastructure. As part of our ongoing acquisition strategy, we continually evaluate potential acquisition opportunities. We do not currently have any specific commitments or agreements to make any material acquisitions. The following table sets forth the locations and other information regarding each of the acquired radiation treatment centers in our regional networks as of March 31, 2004:

Treatment Center	Year	Owned/Managed

Broward County — Florida
Plantation	1993	Owned
Deerfield Beach	1994	Owned
Coral Springs	1994	Owned
Tamarac	1999	Owned
Northwest Florida
Fort Walton Beach	2001	Owned
Florida Keys
Key West	2003	Owned
Las Vegas, Nevada
Las Vegas (2 locations)	1997	Managed
Westchester/ Bronx — New York
Riverhill	1998	Managed
Briarcliff Manor(1)	2001	Managed
Delmarva Peninsula
Berlin, Maryland	1998	Managed
Western North Carolina
Asheville	2002	Managed
Clyde	2002	Managed
Brevard	2002	Managed
Franklin	2002	Managed
Marion	2002	Managed
Rutherford	2002	Managed
Park Ridge	2003	Managed
Central Kentucky
Danville	2003	Owned
Louisville(2)	2003	Owned
Frankfort	2003	Owned
Southeastern Alabama
Dothan	2003	Managed

(1)	The formation of this acquired treatment center was through the assumption of a retiring physician’s practice which operated through a joint venture with a hospital.

(2)	We have a 90% ownership interest in this treatment center.

       Hospital-Based Treatment Centers. We currently operate 11 hospital-based treatment centers. We provide services at all of our hospital-based treatment centers pursuant to written agreements with the hospitals, except for one treatment center where our radiation oncologists currently provide professional services through an open staff arrangement. At the Florida treatment centers, we provide the services of our radiation oncologists to the hospital and receive the professional fees charged for such services. We also provide physics and dosimetry services on a fee-for-service basis. In 1998, we entered into a joint venture arrangement with a hospital in Mohawk Valley — New York. We have a 37% interest in the joint venture, which provides equipment for the three treatment centers we provide service to in the Mohawk Valley regional network. We also manage these treatment centers pursuant to an agreement with the hospital. On May 15, 2002, we executed an administrative services agreement with a hospital in Bronx, New York to provide administrative services for a three-year term for a monthly fixed fee. In addition, effective January 1, 2003, we executed an administrative services agreement with a hospital in Salisbury, Maryland to provide administrative services for a three-year term for a monthly fixed fee. A professional corporation owned by certain of our shareholders provides the radiation oncologists for this treatment center and the treatment centers in Mohawk Valley — New York. In connection with our hospital-based treatment center services, we provide technical and administrative services. Professional services in New York are provided by physicians employed by professional corporations owned by certain of our officers, directors and principal shareholders. Professional services consist of services provided by radiation oncologists to patients. Technical services consist of the non-professional services provided by us in connection with radiation treatments administered to patients. Administrative services consist of services provided by us to the hospital-based center. The following table sets forth the locations and other information regarding each of our hospital-based radiation treatment centers in our regional networks as of March 31, 2004:

		Services Provided

Treatment Center	Year	Professional	Technical	Administrative

Dade County — Florida
Hialeah	1996	✓
Aventura	1999	✓	✓
Northwest Florida
Crestview(1)	2002	✓
Westchester/ Bronx — New York
Bronx(2)	2002		✓	✓
Bronx(2)	2002		✓	✓
Bronx(2)	2003		✓	✓
Mohawk Valley — New York
Utica(2)	1998		✓	✓
Rome(2)	1999		✓	✓
Herkimer(2)	1999		✓	✓
Delmarva Peninsula
Salisbury, Maryland(3)	2003		✓	✓
Seaford, Delaware(4)	2003		✓	✓

(1)	We do not currently have a contract with the hospital, rather it is an open staff arrangement whereby we are able to provide professional services to patients at a hospital-owned facility. One of our new internally developed treatment centers is expected to replace this existing arrangement.

(2)	Professional services are provided by physicians employed by a professional corporation. Our wholly-owned New York subsidiary contracts with the hospital through an administrative services agreement, for the provision of technical and administrative services.

(3)	Professional services are provided by physicians employed by a professional corporation. An entity in which we own a controlling interest contracts with the hospital through an administrative services agreement, for the provision of technical and administrative services.

(4)	Professional services are provided by physicians employed by a professional corporation. Our wholly owned Maryland subsidiary contracts with the hospital through an administrative services agreement, for the provision of technical and administrative services.

       In Florida, Kentucky and Maryland, we own a 100% interest in 22 treatment centers, a 90% interest in two treatment centers and a 50% interest in one treatment center. In Alabama, Nevada, New York and North Carolina, we manage 15 treatment centers through administrative services agreements with professional corporations. In Maryland, we manage one treatment center through an administrative services agreement.

Treatment Center Structure

       Florida, Kentucky and Maryland Treatment Centers. In Florida, Kentucky and in one of our treatment centers in Maryland, we employ radiation oncologists and other healthcare professionals. Substantially all of our Florida and Kentucky radiation oncologists have employment agreements with us. While we exercise legal control over radiation oncologists we employ, we do not exercise control over, or otherwise influence, their medical judgment or professional decisions. Such radiation oncologists typically receive a base salary, fringe benefits and may be eligible for an incentive performance bonus. In addition to compensation, we provide our radiation oncologists with uniform benefit plans, such as disability, retirement, life and group health insurance and medical malpractice insurance. The radiation oncologists are required to hold a valid license to practice medicine in the jurisdiction in which they practice and, with respect to inpatient or hospital services, to become a member of the medical staff at the contracting hospital with privileges in radiation oncology. We are responsible for billing patients, hospitals and third-party payors for services rendered by our radiation oncologists. Most of our employment agreements prohibit the physician from competing with us within a defined geographic area and prohibit solicitation of our radiation oncologists, other employees or patients for a period of one to two years after termination of employment.

       Nevada, New York and North Carolina Treatment Centers. Many states, including Nevada, New York and North Carolina, prohibit us from employing radiation oncologists. As a result, we operate our treatment centers in such states pursuant to administrative services agreements between professional corporations and our wholly-owned subsidiaries. We typically provide technical services to these treatment centers in addition to our administrative services. For the year ended December 31, 2003, and the three month period ended March 31, 2004 approximately 25% and 22% of our net patient service revenue, respectively, was generated by professional corporations with which we have administrative services agreements. The professional corporations with which we have administrative services agreements in Nevada, New York and North Carolina are owned by certain of our executive officers, directors and shareholders, who are licensed to practice medicine in the respective state. In Alabama, the professional corporation with which we have an administrative services agreement is owned by a radiation oncologist licensed to practice medicine in Alabama.

       Our administrative services agreements generally obligate us to provide certain treatment centers with equipment, staffing, accounting services, billing and collection services, management, technical and administrative personnel, assistance in managed care contracting and assistance in marketing. Our administrative services agreements typically provide for the professional corporations to pay us a fixed monthly service fee, which is subject to annual renegotiation. In Alabama, we are paid a fee based upon a fixed percentage of global revenue. The terms of our administrative services agreements with professional corporations range from 20 to 25 years. Our administrative service agreements with professional corporations typically renew automatically for five-year periods. Under related agreements in certain states, we have the right to designate purchases of shares held by the physician owners of the professional corporations to qualified individuals under certain circumstances.

       Our administrative services agreements contain restrictive covenants that preclude the professional corporations from hiring another management services organization for some period after termination. The professional corporations are parties to employment agreements with the radiation oncologists. The terms of these employment agreements typically range from three to five years depending on the physician’s experience. The employment agreements also typically require the radiation oncologists to use their best efforts to network with referring physicians and otherwise contain covenants not to compete.

Marketing

       Our radiation oncologists are primarily referred patients by: primary care physicians, medical oncologists, surgical oncologists, urologists, pulmonologists, neurosurgeons and other physicians within the medical community. Our radiation oncologists are expected to actively develop their referral base by establishing strong clinical relationships with referring physicians. Our radiation oncologists develop these relationships by describing the variety and advanced nature of the therapies offered at our treatment centers, by providing seminars on advanced treatment procedures and by involving the referring physicians in those advanced treatment procedures. Patient referrals to our radiation oncologists also are influenced by managed care organizations with which we actively pursue contractual agreements.

       We create standardized educational and informational materials for our treatment centers. In addition, we advertise our treatment centers and radiation oncologists in select regions.

Employees

       As of March 31, 2004, we employed over 690 persons. As of March 31, 2004, we were affiliated with 54 radiation oncologists of which 28 are employed by us. We do not employ any radiation oncologists in Alabama, Maryland, Nevada, New York or North Carolina. None of our employees is a party to a collective bargaining agreement and we consider our relationship with our employees to be good. There currently is a nationwide shortage of radiation oncologists, medical technicians and other medical support personnel, which makes recruiting and retaining these employees difficult. We provide competitive wages and benefits and offer our employees a professional work environment that we believe helps us recruit and retain the staff we need to operate and manage our treatment centers. In addition to our radiation oncologists we currently employ three OB/GYN oncologists whose practices complement our business in Lee and Collier counties in Florida. We also employ two surgical oncologists whose practices complement our business in the East Coast of Florida.

Insurance

       We are subject to claims and legal actions in the ordinary course of business. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts we believe are sufficient for our operations. We maintain professional malpractice liability insurance that provides primary coverage on a claims made basis per incident and in annual aggregate amounts. Our professional malpractice liability insurance coverage is provided through a recently formed insurance company owned by certain of our officers, directors and an employee. This insurance company is managed by AON Corporation. The malpractice insurance provided by this insurance company varies in coverage limits for individual physicians. We also carry excess claims policies through Lloyd’s of London in the aggregate amount of $20.0 million. See “Risk Factors” and “Certain Relationships and Related Party Transactions”.

       In addition, we currently maintain multiple layers of umbrella coverage through our general liability insurance policies in the aggregate amount of $10.0 million. Directors and Officers liability insurance in the aggregate amount of $25.0 million will be in effect prior to the time the offering is completed.

Properties

       Our executive and administrative offices are located in Fort Myers, Florida. These offices contain approximately 30,000 square feet of space.

       Our radiation treatment centers typically range in size from 5,000 to 12,000 square feet. We currently operate 52 radiation treatment centers in Alabama, Delaware, Florida, Kentucky, Maryland, Nevada, New York and North Carolina. We own the real estate on which 13 of our treatment centers are located. We lease land and space at 28 treatment center locations, of which in 10 of these locations, certain of our directors, officers, principal shareholders, shareholders and employees have an ownership interest. These leases expire at various dates between 2004 and 2027. Fourteen of these leases have one or two renewal options of five or 10 years. We consider all of our offices and treatment centers to be well-suited to our present requirements. However, as we expand to additional treatment centers, or where additional capacity is necessary in a treatment center, additional space will be obtained where feasible.

Hazardous Materials

       We are subject to various federal, state and local laws and regulations governing the use, discharge and disposal of hazardous materials, including medical waste products. We believe that all of our treatment centers comply with these laws and regulations and we do not anticipate that any of these laws will have a material adverse effect on our operations.

       Although our linear accelerators and certain other equipment do not use radioactive or other hazardous materials, our treatment centers do provide specialized treatment involving the implantation of radioactive material in the prostate and other organs. The radioactive sources generally are obtained from, and returned to, the suppliers, which have the ultimate responsibility for their proper disposal. We, however, remain subject to state and federal laws regulating the protection of employees who may be exposed to hazardous material and the proper handling, storing and disposal of that material.

Competition

       The radiation therapy market is highly fragmented. According to the American Society for Therapeutic Radiology and Oncology, there are over 3,900 radiation oncologists in the United States. Competition may result from other radiation oncology practices, solo practitioners, companies in other healthcare industry segments, large physician group practices or radiation oncology physician practice management companies, hospitals and other operators of other radiation treatment centers, some of which may have greater financial and other resources than us.

       Our business is highly competitive. We believe that our principal competitive advantages include our service to patients and referring physicians, our deployment of new technology, our leading radiation oncologists, our single-specialty focus, and our marketing expertise and administrative support capabilities (e.g., centralized billing, collections, accounting and financial reporting, information systems and human resources). We believe that we will be the only publicly-held healthcare company that focuses exclusively on radiation therapy services.

Intellectual Property

       We have not registered our service marks or any of our logos with the United States Patent and Trademark Office. However, some of our service marks and logos may be subject to other common law intellectual property rights. To date, we have not relied heavily on patents or other intellectual property in operating our business. Nevertheless, some of the information technology purchased or used by us may be patented or subject to other intellectual property rights. As a result, we may be found to be, or actions may be brought against us alleging that we are, infringing on the trademark, patent or other intellectual property rights of others, which could give rise to substantial claims against us. In the future, we may wish to obtain or develop trademarks, patents or other intellectual property. However, other practices and public entities, including universities, may have filed applications for (or have been issued) trademarks or patents that may be the same as or similar to those developed or otherwise obtained by us or that we may need in the development of our own intellectual property. The scope and validity of such trademark, patent and other intellectual property rights, the extent to which we may wish or need to acquire such rights and the cost or availability of such rights are presently unknown. In addition, we cannot provide assurance that others will not obtain access to our intellectual property or independently develop the same or similar intellectual property to that developed or otherwise obtained by us.

Legal Proceedings

       We are involved in litigation and proceedings in the ordinary course of our business. We do not believe the outcome of any such litigation, individually or in the aggregate, will have a material adverse effect upon our business, financial condition or results of operations.

Government Regulations

       The healthcare industry is highly regulated and the federal and state laws that affect our business are significant. Federal law and regulations are based primarily upon the Medicare and Medicaid programs, each of which is financed, at least in part, with federal money. State jurisdiction is based upon the state’s authority to license certain categories of healthcare professionals and providers and the state’s interest in regulating the quality of healthcare in the state, regardless of the source of payment. The significant areas of federal and state regulatory laws that could affect our ability to conduct our business include those regarding:

•	false and other improper claims;

•	the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	civil and monetary penalties law;

•	privacy, security and code set regulations;

•	anti-kickback laws;

•	the Stark Laws and other self-referral and financial inducement laws;

•	fee-splitting;

•	corporate practice of medicine;

•	anti-trust; and

•	licensing.

       A violation of these laws could result in civil and criminal penalties, the refund of monies paid by government and/or private payors, exclusion of the physician, the practice or us from participation in Medicare and Medicaid programs and/or the loss of a physician’s license to practice medicine. We believe we exercise care in our efforts to structure our arrangements and our practices to comply with applicable federal and state laws. We have a Medicare Compliance Committee that reviews periodically our procedures and a Corporate Compliance Program in place to review our practices. Although we believe we are in material compliance with all applicable laws, these laws are complex and a review of our practices by a court, or law enforcement or regulatory authority could result in an adverse determination that could harm our business. Furthermore, the laws applicable to us are subject to change, interpretation and amendment, which could adversely affect our ability to conduct our business.

       We estimate that approximately 53%, 54%, 55% and 59% of our net patient service revenue for 2001, 2002, 2003 and the three months ended March 31, 2004, respectively, consisted of reimbursements from Medicaid and Medicare government programs. In order to be certified to participate in the Medicare and Medicaid programs, each provider must meet applicable regulations of the Department of Health and Human Services (HHS) relating to, among other things, the type of facility, operating policies and procedures, maintenance equipment, personnel, standards of medical care and compliance with applicable state and local laws. Our radiation treatment centers are certified to participate in the Medicare and Medicaid programs.

Federal Law

       The federal healthcare laws apply in any case in which we are providing an item or service that is reimbursable under Medicare or Medicaid. The principal federal laws that affect our business include those that prohibit the filing of false or improper claims with the Medicare or Medicaid programs, those that prohibit unlawful inducements for the referral of business reimbursable under Medicare or Medicaid and those that prohibit the provision of certain services by a provider to a patient if the patient was referred by a physician with which the provider has certain types of financial relationships.

       False and Other Improper Claims. Under the federal False Claims Act, the government may fine us if we knowingly submit, or participate in submitting, any claims for payment to the federal government that are false or fraudulent, or that contain false or misleading information. A provider can be found liable not only for submitting false claims with actual knowledge, but also for doing so with reckless disregard or deliberate ignorance of such falseness. In addition, knowingly making or using a false record or statement to receive payment from the federal government is also a violation. If we are ever found to have violated the False Claims Act, we could be required to make significant payments to the government (including damages and penalties in addition to the reimbursements previously collected) and could be excluded from participating in Medicare, Medicaid and other federal healthcare programs. Many states have similar false claims statutes. Healthcare fraud is a priority of the United States Department of Justice and the FBI. They have devoted a significant amount of resources to investigating healthcare fraud.

       While the criminal statutes generally are reserved for instances evidencing fraudulent intent, the civil and administrative penalty statutes are being applied by the federal government in an increasingly broad range of circumstances. Examples of the type of activity giving rise to liability for filing false claims include billing for services not rendered, misrepresenting services rendered (i.e., mis-coding) and application for duplicate reimbursement. Additionally, the federal government takes the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant should have known that the services were unnecessary. The federal government also takes the position that claiming reimbursement for services that are substandard is a violation of these statutes if the claimant should have known that the care was substandard. Criminal penalties also are available in the case of claims filed with private insurers if the federal government shows that the claims constitute mail fraud or wire fraud or violate a number of federal criminal healthcare fraud statutes.

       Medicare carriers and state Medicaid agencies also have certain fraud and abuse authority. In addition, private insurers may bring actions under false claim laws. In certain circumstances, federal and some state laws authorize private whistleblowers to bring false claim or “qui tam” suits on behalf of the government against providers and reward the whistleblower with a portion of any final recovery. In addition, the federal government has engaged a number of nongovernmental-audit organizations to assist it in tracking and recovering false claims for healthcare services. The illegal practices targeted include:

•	billing for tests not performed;

•	billing for tests not medically necessary or not ordered by the physician;

•	“upcoding” tests to realize higher reimbursement than what is owed;

•	offering inducements to physicians to encourage them to refer testing; and

•	duplicate billing.

Governmental investigations and whistleblower “qui tam” suits against healthcare companies have increased significantly in recent years and have resulted in substantial penalties and fines.

       We submit thousands of reimbursement claims to Medicare each year and there can be no assurance that there are no errors. A determination that we have violated these laws could result in significant civil or criminal penalties which could harm our business. However, we could also become the subject of a federal or state civil or criminal investigation or action, could be required to defend the results of such investigation and be subjected to possible civil and criminal fines. We could also be sued by private payors and be excluded from Medicare, Medicaid or other federally funded healthcare programs. Although we monitor our billing practices for compliance with applicable laws, such laws are very complex and we might not have sufficient regulation guidance to assist us in our interpretation of these laws. We believe our billing and documentation practices comply with applicable laws and regulations in all material respects.

       HIPAA Criminal Penalties. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created criminal provisions, which impose criminal penalties for fraud against any healthcare benefit program for theft or embezzlement involving healthcare and for false statements in connection with the payment of any health benefits. HIPAA also provided for broad prosecutorial subpoena authority and authorized property forfeiture upon conviction of a federal healthcare offense. Significantly, the HIPAA provisions apply not only to federal programs, but also to private health benefit programs as well. HIPAA also broadened the authority of the Office of Inspector General (OIG) to exclude participants from federal healthcare programs. Because of the uncertainties as to how the HIPAA provisions will be enforced, we currently are unable to predict their ultimate impact on us. If the government were to seek any substantial penalties against us, this could have a material adverse effect on us.

       HIPAA Civil Penalties. HIPAA broadened the scope of certain fraud and abuse laws by adding several civil statutes that apply to all healthcare services, whether or not they are reimbursed under a federal healthcare program. HIPAA established civil monetary penalties for certain conduct, including upcoding and billing for medically unnecessary goods or services.

       HIPAA Administrative Simplifications. HIPAA includes statutory provisions which have authorized HHS to issue regulations and standards for electronic transactions regarding the privacy and security of healthcare information which apply to us and our treatment centers.

       The HIPAA regulations include:

•	privacy regulations that protect individual privacy by limiting the uses and disclosures of individually identifiable health information and creating various privacy rights for individuals;

•	security regulations that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

•	transaction standards regulations that prescribe specific transaction formats and data code sets for specified electronic healthcare transactions.

       If we fail to comply with the HIPAA regulations, we may be subject to civil monetary penalties and, in certain circumstances, criminal penalties. Under HIPAA, covered entities may be subject to civil monetary penalties in the amount of $100 per violation, capped at a maximum of $25,000 per year for violation of any particular standard. However, civil monetary penalties may not be assessed if a covered entity’s failure to comply is based on reasonable cause and not willful neglect, and the failure to comply is remedied within 30 days, or a longer period determined to be appropriate by HHS. On April 17, 2003, HHS published an interim final rule regarding civil monetary penalties. The rule largely deals with procedural issues regarding imposition of penalties, and does not address substantive issues regarding what violations will result in the imposition of a civil monetary penalty and what factors will be taken into account in determining the amount of a penalty. The U.S. Department of Justice may seek to impose criminal penalties for intentional violations of HIPAA. Criminal penalties under HIPAA vary depending upon the nature of the violation but could include fines of up to $250,000 and/or imprisonment.

       The HIPAA regulations related to privacy establish comprehensive federal standards relating to the use and disclosure of individually identifiable health information or protected health information. The privacy regulations establish limits on the use and disclosure of protected health information, provide for patients’ rights, including rights to access, request amendment of, and receive an accounting of certain disclosures of protected health information, and require certain safeguards to protect protected health information. For example, HHS has indicated that cells and tissues are not protected health information, but that analyses of them are protected. HHS has stated that if a person provides cells to a researcher and tells the researcher that the cells are an identified individual’s cancer cells, that accompanying statement is protected health information about that individual. In addition, each covered entity must contractually bind individuals and entities that furnish services to the covered entity or perform a function on its behalf, and to which the covered entity discloses protected health information, to restrictions on the use and disclosure of that information. In general, the privacy regulations do not supersede state laws that are more stringent or grant greater privacy rights to individuals. Thus, we must reconcile the privacy regulations and other state privacy laws. Our operations that are regulated by HIPAA were required to be in compliance with the privacy regulations by April 14, 2003. We believe our operations are in material compliance with the privacy regulations, but there can be no assurance that the federal government would determine that we are in compliance.

       The HIPAA security regulations establish detailed requirements for safeguarding protected health information that is electronically transmitted or electronically stored. We are required to comply with the security regulations by April 21, 2005. Some of the security regulations are technical in nature, while others may be addressed through policies and procedures. The security regulations may require us to incur significant costs in ensuring that our systems and facilities have in place all of the administrative, technical and physical safeguards to meet all of the implementation specifications. We are unable to predict what changes might be made to the security regulations, or what guidance might be provided by the government, prior to the April 21, 2005 compliance deadline or how those changes or guidance might impact our business. The effect of the security regulations on our business is difficult to predict and there can be no assurances that we will adequately address the risks associated with the security regulations.

       The HIPAA transaction standards regulations are intended to simplify the electronic claims process and other healthcare transactions by encouraging electronic transmission rather than paper submission. These regulations provide for uniform standards or data reporting, formatting and coding that we must use in certain transactions with health plans. Our compliance date for these regulations was October 16, 2003 and we have implemented or upgraded our computer and information systems as we believe necessary to comply with the new regulations. However, there can be no assurance that all of our payors have fully complied with these regulations and we could be forced to submit claims using paper which could delay the payment of claims and increase our billing costs.

       We are currently unable to estimate the total cost of complying with regulations and the consequences to our business. Although we believe that we are in material compliance with these HIPAA regulations with which compliance is currently required, the HIPAA regulations are expected to continue to impact us operationally and financially and will pose increased regulatory risk.

       Anti-Kickback Law. Federal law commonly known as the “Anti-kickback Statute” prohibits the knowing and willful offer, solicitation, payment or receipt of anything of value (direct or indirect, overt or covert, in cash or in kind) which is intended to induce:

•	the referral of an individual for a service for which payment may be made by Medicare and Medicaid or certain other federal healthcare programs; or

•	the ordering, purchasing, leasing, or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare, Medicaid or certain other federal healthcare programs.

       The law has been broadly interpreted by a number of courts to prohibit remuneration which is offered or paid for otherwise legitimate purposes if the circumstances show that one purpose of the arrangement is to induce referrals. Even bona fide investment interests in a healthcare provider may be questioned under the Anti-kickback Statute if the government concludes that the opportunity to invest was offered as an inducement for referrals. The penalties for violations of this law include criminal sanctions including fines and/or imprisonment and exclusion from the federal healthcare program.

       The federal government has published regulations that provide “safe-harbors” that protect from prosecution under federal anti-kickback laws business transactions that meet certain requirements. Failure to meet the requirements of a safe harbor, however, does not necessarily mean a transaction violates the Anti-kickback Statute. There are several aspects of our relationships with physicians to which the Anti-kickback Statute may be relevant. We claim reimbursement from Medicare or Medicaid for services that are ordered, in some cases, by our radiation oncologists who hold shares, or options to purchase shares, of our common stock. In addition, other physicians who become investors in us pursuant to or after this offering may refer patients to us for those services. Although neither the existing nor potential investments in us by physicians qualify for protection under the safe harbor regulations, we do not believe that these activities fall within the type of activities the Anti-kickback Statute was intended to prohibit. We also claim reimbursement from Medicare and Medicaid for services referred from other healthcare providers with whom we have financial arrangements. While we believe that these arrangements generally fall within applicable safe harbors or otherwise do not violate the law, there can be no assurance that the government will agree, in which event we could be harmed.

       We believe our operations are in material compliance with applicable Medicare and fraud and abuse laws and seek to structure arrangements to comply with applicable safe harbors where reasonably possible. There is a risk however, that the federal government might investigate such arrangements and conclude they violate the Anti-kickback Statute. If our arrangements were found to be illegal, we, the physician groups and/or the individual physicians would be subject to civil and criminal penalties, including exclusion from the participation in government reimbursement programs, and our arrangements would not be legally enforceable, which could materially adversely affect us.

       The OIG issues advisory opinions that provide advice on whether proposed business arrangements violate the anti-kickback law. In Advisory Opinion 98-4, the OIG addressed physician practice management arrangements. In Advisory Opinion 98-4, the OIG found that administrative services fees based on a percentage of practice revenue may violate the Anti-kickback Statute. This Advisory Opinion suggests that OIG might challenge certain prices below Medicare reimbursement rates or arrangements based on a percentage of revenue. We believe that the fees we charge for our services under the administrative services agreements are commensurate with the fair market value of the services. While we believe our arrangements are in material compliance with applicable law and regulations, OIG’s advisory opinion suggests there is a risk of an adverse OIG finding relating to practices reviewed in the advisory opinion. Any such finding could have a material adverse impact on us.

       The Stark Self-Referral Law. We are also subject to federal and state statutes banning payments for referral of patients and referrals by physicians to healthcare providers with whom the physicians have a financial relationship. The Stark Self-Referral Law (Stark II) prohibits a physician from referring a patient to a healthcare provider for certain designated health services reimbursable by Medicare or Medicaid if the physician has a financial relationship with that provider, including an investment interest, a loan or debt relationship or a compensation relationship. The designated services covered by the law include radiology services, infusion therapy, radiation therapy and supplies, outpatient prescription drugs and hospital services, among others. In addition to the conduct directly prohibited by the law, the statute also prohibits “circumvention schemes”, that are designed to obtain referrals indirectly that cannot be made directly. The penalties for violating the law include:

•	a refund of any Medicare or Medicaid payments for services that resulted from an unlawful referral;

•	civil fines; and

•	exclusion from the Medicare and Medicaid programs.

       Stark II contains exceptions applicable to our operations. For example, Stark II excepts any referrals of radiation oncologists for radiation therapy if (1) the request is part of a consultation initiated by another physician; and (2) the tests or services are furnished by or under the supervision of the radiation oncologist. We believe the services rendered by our radiation oncologists will comply with this exception.

       Some physicians who are not radiation oncologists are employed by companies owned by us or by professional corporations owned by certain of our directors, officers and principal shareholders with which we have administrative services agreements. To the extent these professional corporations employ such physicians, and they are deemed to have made referrals for radiation therapy, their referrals will be permissible under Stark II if they meet a separate exception for employees. The employment exception requires, among other things, that the compensation be consistent with the fair market value of the services provided, and that it not take into account (directly or indirectly) the volume or value of any referrals by the referring physician.

       When physician employees who are not radiation oncologists have ownership interests in our company, additional Stark II exceptions may be applied, including the exception for in-office ancillary services. Another potentially applicable Stark II exception is one for physician’s ownership of publicly traded securities in a corporation with shareholders’ equity exceeding $75 million as of the end of our most recent fiscal year.

       We believe that our current operations comply in all material respects with Stark II, due to, among other things, various exceptions stated in Stark II and regulations that except either the referral or the financial relationship involved. Nevertheless, to the extent physicians affiliated with us make referrals to us and a financial relationship exists between the referring physicians and us, the government might take the position that the arrangement does not comply with Stark II. Any such finding could have a material adverse impact on us.

State Law

       State Anti-Kickback Laws. Many states in which we operate have laws that prohibit the payment of kickbacks in return for the referral of patients. Some of these laws apply only to services reimbursable under the state Medicaid program. However, a number of these laws apply to all healthcare services in the state, regardless of the source of payment for the service. Although we believe that these laws prohibit payments to referral sources only where a principal purpose for the payment is for the referral, the laws in most states regarding kickbacks have been subjected to limited judicial and regulatory interpretation and, therefore, no assurances can be given that our activities will be found to be in compliance. Noncompliance with such laws could have a material adverse effect upon us and subject us and the physicians involved to penalties and sanctions.

       State Self-Referral Laws. A number of states in which we operate, such as Florida, have enacted self-referral laws that are similar in purpose to Stark II. However, each state law is unique. The state laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been widely interpreted by courts or regulatory agencies. For example, some states only prohibit referrals where the physician’s financial relationship with a healthcare provider is based upon an investment interest. Other state laws apply only to a limited number of designated health services. Finally, some states do not prohibit referrals, but merely require that a patient be informed of the financial relationship before the referral is made.

       These statutes and regulations generally apply to services reimbursed by both governmental and private payors. Violations of these laws may result in prohibition of payment for services rendered, loss of licenses as well as fines and criminal penalties. State statutes and regulations affecting the referral of patients to healthcare providers range from statutes and regulations that are substantially the same as the federal laws and safe harbor regulations to a simple requirement that physicians or other healthcare professionals disclose to patients any financial relationship the physicians or healthcare professionals have with a healthcare provider that is being recommended to the patients. Adverse judicial or administrative interpretations of any of these laws could have a material adverse effect on our operating results and financial condition. In addition, expansion of our operations into new jurisdictions, or new interpretations of laws in existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with that jurisdiction’s laws. Such structural and organizational modifications could have a material adverse effect on our operating results and financial condition. We believe that we are in compliance with the self-referral law of each state in which we have a financial relationship with a physician.

       Fee-Splitting Laws. Many states in which we operate prohibit the splitting or sharing of fees between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Most of the states with fee-splitting laws only prohibit a physician from sharing fees with a referral source. However, some states have a broader prohibition against any splitting of a physician’s fees, regardless of whether the other party is a referral source. Some states have interpreted management agreements between entities and physicians as unlawful fee-splitting. In most cases, it is not considered to be fee-splitting when the payment made by the physician is reasonable reimbursement for services rendered on the physician’s behalf.

       In certain states, we receive fees from professional corporations owned by certain of our shareholders under administrative services agreements. We believe we structured these fee provisions to comply with applicable state laws relating to fee-splitting. However, there can be no certainty that, if challenged, either us or the professional corporations will be found to be in compliance with each state’s fee-splitting laws, and, if challenged successfully, this could have a material adverse effect upon us.

       We believe our arrangements with physicians comply in all material respects with the fee-splitting laws of the states in which we operate. Nevertheless, it is possible regulatory authorities or other parties could claim we are engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, our radiation oncologists could be subject to civil and criminal penalties, professional discipline and we could be required to restructure our contractual and other arrangements. Any restructuring of our contractual and other arrangements with physician practices could result in lower revenue from such practices, increased expenses in the operation of such practices and reduced influence over the business decisions of such practices. Alternatively, some of our existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue. In addition, expansion of our operations to other states with fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with physicians, affiliated practices and hospitals. Any modifications could result in less profitable relationships with physicians, affiliated practices and hospitals, less influence over the business decisions of physicians and affiliated practices and failure to achieve our growth objectives.

       Corporate Practice of Medicine. We are not licensed to practice medicine. The practice of medicine is conducted solely by our licensed radiation oncologists. The manner in which licensed physicians can be organized to perform and bill for medical services is governed by the laws of the state in which medical services are provided and by the medical boards or other entities authorized by such states to oversee the practice of medicine. Most states prohibit any person or entity other than a licensed professional from holding him, her or itself out as a provider of diagnoses, treatment or care of patients. Many states extend this prohibition to bar companies not wholly-owned by licensed physicians from employing physicians, a practice commonly referred to as the “Corporate Practice of Medicine”, to maintain physician independence and clinical judgment.

       Business corporations are generally not permitted under certain state laws to exercise control over the medical judgments or decisions of physicians, or engage in certain practices such as fee-splitting with physicians. In states where we are not permitted to own a medical practice, we perform only non-medical and administrative and support services, do not represent to the public or clients that we offer professional medical services and do not exercise influence or control over the practice of medicine.

       Corporate Practice of Medicine laws vary widely regarding the extent to which a licensed physician can affiliate with corporate entities for the delivery of medical services. Florida is an example of a state that requires all practicing physicians to meet requirements for safe practice, but it has no provisions setting forth how physicians can be organized. In Florida, it is not uncommon for business corporations to own medical practices. New York, by contrast, prohibits physicians from sharing revenue received in connection with the furnishing of medical care, other than with a partner, employee or associate in a professional corporation, subcontractor or physician consultant relationship. We have developed arrangements which we believe are in compliance with the Corporate Practice of Medicine laws in the states in which we operate.

       We believe our operations and contractual arrangements as currently conducted are in material compliance with existing applicable laws. However, we cannot assure you that we will be successful if our existing organization and our contractual arrangements with the professional corporations are challenged as constituting the unlicensed practice of medicine. In addition, we might not be able to enforce certain of our arrangements, including non-competition agreements and transition and stock pledge agreements. While the precise penalties for violation of state laws relating to the corporate practice of medicine vary from state to state, violations could lead to fines, injunctive relief dissolving a corporate offender or criminal felony charges. There can be no assurance that review of our business and the professional corporations by courts or regulatory authorities will not result in a determination that could adversely affect their operations or that the healthcare regulatory environment will not change so as to restrict existing operations or their expansion. In the event of action by any regulatory authority limiting or prohibiting us or any affiliate from carrying on our business or from expanding our operations and our affiliates to certain jurisdictions, structural and organizational modifications of us may be required, which could adversely affect our ability to conduct our business.

       Antitrust Laws. In connection with the Corporate Practice of Medicine laws referred to above, certain of the physician practices with which we are affiliated are necessarily organized as separate legal entities. As such, the physician practice entities may be deemed to be persons separate both from us and from each other under the antitrust laws and, accordingly, subject to a wide range of laws that prohibit anticompetitive conduct among separate legal entities. In addition, we also are seeking to acquire or affiliate with established and reputable practices in our target geographic markets and any market concentration could lead to antitrust claims.

       We believe we are in compliance with federal and state antitrust laws and intend to comply with any state and federal laws that may affect our development of integrated radiation treatment centers. There can be no assurance, however, that a review of our business by courts or regulatory authorities would not adversely affect the operations of us and our affiliated physician practice entities.

       State Licensing. As a provider of radiation therapy services in the states in which we operate, we must maintain current occupational and use licenses for our treatment centers as healthcare facilities and machine registrations for our linear accelerators and simulators. Additionally, we must maintain radioactive material licenses for each of our treatment centers which utilize radioactive sources. We believe that we possess or have applied for all requisite state and local licenses and are in material compliance with all state and local licensing requirements.

Reimbursement and Cost Containment

       Reimbursement. We provide a full range of both professional and technical services. Those services include the initial consultation, clinical treatment planning, simulation, medical radiation physics, dosimetry, treatment devices, special services and clinical treatment management procedures.

       The initial consultation is charged as a professional fee for evaluation of the patient prior to the decision to treat the patient with radiation therapy. The clinical treatment planning also is reimbursed as a technical and professional component when involving IMRT and professional only in connection with non-IMRT treatment planning. Simulation of the patient prior to treatment involves both a technical and a professional component, as the treatment plan is verified with the use of a simulator accompanied by the physician’s approval of the plan. The medical radiation physics, dosimetry, treatment devices and special services also include both professional and technical components. The basic dosimetry calculation is accomplished, treatment devices are specified and approved, and the physicist consults with the radiation oncologist, all as professional and technical components of the charge. Special blocks, wedges, shields, or casts are fabricated, all as a technical and professional component.

       The delivery of the radiation treatment from the linear accelerator is a technical charge. The clinical treatment administrative services fee is the professional fee charged weekly for the physician’s management of the patient’s treatment. Global fees containing both professional and technical components also are charged for specialized treatment such as hyperthermia, clinical intracavitary hyperthermia, clinical brachytherapy, interstitial radioelement applications, and remote after-loading of radioactive sources.

       Coding and billing for radiation therapy is complex. We maintain a staff of coding professionals responsible for interpreting the services documented on the patients’ charts to determine the appropriate coding of services for billing of third-party payors. This staff provides coding and billing services for all of our treatment centers except three treatment centers in New York. In addition, we do not provide coding and billing services to hospitals where we are providing only the professional component of radiation treatment services. We provide training for our coding staff and believe that our coding and billing expertise result in appropriate and timely reimbursement.

       Cost Containment. We derived approximately 53%, 54%, 55% and 59% of our net patient service revenue for the years ended December 31, 2001, 2002, 2003 and the three month period ended March 31, 2004, respectively, from payments made by government sponsored healthcare programs, principally Medicare. These programs are subject to substantial regulation by the federal and state governments. Any change in payment regulations, policies, practices, interpretations or statutes that places limitations on reimbursement amounts, or changes in reimbursement coding, or practices could materially and adversely affect our financial condition and results of operations.

       In recent years, the federal government has sought to constrain the growth of spending in the Medicare and Medicaid programs. Through the Medicare program, the federal government has implemented a resource-based relative value scale (RBRVS) payment methodology for physician services. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. Changes in the RBRVS may result in reductions in payment rates for procedures provided by the Company. RBRVS-type payment systems also have been adopted by certain private third-party payors and may become a predominant payment methodology. Broader implementation of such programs could reduce payments by private third-party payors and could indirectly reduce our operating margins to the extent that the cost of providing management services related to such procedures could not be proportionately reduced. To the extent our costs increase, we may not be able to recover such cost increases from government reimbursement programs. In addition, because of cost containment measures and market changes in non-governmental insurance plans, we may not be able to shift cost increases to non-governmental payors. Changes in the RBRVS could result in a reduction from historical levels in per patient Medicare revenue received by us; however, we do not believe such reductions would, if implemented, result in a material adverse effect on us.

       In addition to current governmental regulation, both federal and state governments periodically propose legislation for comprehensive reforms affecting the payment for and availability of healthcare services. Aspects of certain of such healthcare proposals, such as reductions in Medicare and Medicaid payments, if adopted, could adversely affect us. Other aspects of such proposals, such as universal health insurance coverage and coverage of certain previously uncovered services, could have a positive impact on our business. It is not possible at this time to predict what, if any, reforms will be adopted by Congress or state legislatures, or when such reforms would be adopted and implemented. As healthcare reform progresses and the regulatory environment accommodates reform, it is likely that changes in state and federal regulations will necessitate modifications to our agreements and operations. While we believe we will be able to restructure in accordance with applicable laws and regulations, we cannot assure that such restructuring in all cases will be possible or profitable.

       Although governmental payment reductions have not materially affected us in the past, it is possible that such changes in the future could have a material adverse effect on our financial condition and results of operations. In addition, Medicare, Medicaid and other government sponsored healthcare programs are increasingly shifting to some form of managed care. Additionally, funds received under all healthcare reimbursement programs are subject to audit with respect to the proper billing for physician services. Retroactive adjustments of revenue from these programs could occur. We expect that there will continue to be proposals to reduce or limit Medicare and Medicaid payment for services.

       Rates paid by private third-party payors, including those that provide Medicare supplemental insurance, are based on established physician, clinic and hospital charges and are generally higher than Medicare payment rates. Changes in the mix of our patients between non-governmental payors and government sponsored healthcare programs, and among different types of non-government payor sources, could have a material adverse effect on us.

       Reevaluations and Examination of Billing. Payors periodically reevaluate the services they cover. In some cases, government payors such as Medicare and Medicaid also may seek to recoup payments previously made for services determined not to be covered. Any such action by payors would have an adverse affect on our revenue and earnings.

       Due to the uncertain nature of coding for radiation therapy services, we could be required to change coding practices or repay amounts paid for incorrect practices either of which could have a materially adverse effect on our operating results and financial condition.

       Other Regulations. In addition, we are subject to licensing and regulation under federal, state and local laws relating to the collecting, storing, handling and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as the safety and health of laboratory employees. We believe our operations are in material compliance with applicable federal and state laws and regulations relating to the collection, storage, handling, treatment and disposal of all medical specimens, infectious and hazardous waste and radioactive materials. Nevertheless, there can be no assurance that our current or past operations would be deemed to be in compliance with applicable laws and regulations, and any noncompliance could result in a material adverse effect on us. We utilize licensed vendors for the disposal of such specimen and waste.

       In addition to our comprehensive regulation of safety in the workplace, the federal Occupational Safety and Health Administration (OSHA) has established extensive requirements relating to workplace safety for healthcare employees, whose workers may be exposed to blood-borne pathogens, such as HIV and the hepatitis B virus. These regulations require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens.

       Healthcare reform. The healthcare industry continues to attract much legislative interest and public attention. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system. Proposals that have been considered include changes in Medicare, Medicaid and other programs, cost controls on hospitals and mandatory health insurance coverage for employees. The costs of implementing some of these proposals would be financed, in part, by reduction in payments to healthcare providers under Medicare, Medicaid, and other government programs. We cannot predict the course of future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs and the effect that any legislation, interpretation, or change may have on us.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors and their ages as of May 31, 2004 are as follows:

Name	Age	Position

Howard M. Sheridan, M.D.	60	Chairman of the Board
Daniel E. Dosoretz, M.D.	51	President, Chief Executive Officer and Director
James H. Rubenstein, M.D.	49	Medical Director, Secretary and Director
Michael J. Katin, M.D.	55	Director
David M. Koeninger	50	Executive Vice President and Chief Financial Officer
Joseph Biscardi	35	Corporate Controller and Chief Accounting Officer
Herbert F. Dorsett	70	Director Nominee
Ronald E. Inge	48	Director Nominee

       Howard M. Sheridan, M.D., is one of our founders and has served as a director since 1988 and as Chairman of the Board since April 2004. Dr. Sheridan planned and developed our first radiation treatment center. Prior to joining us, Dr. Sheridan served as President of the medical staff at Southwest Florida Regional Medical Center as well as chairman of the Department of Radiology. Dr. Sheridan currently serves as Chairman of Edison Bancshares, Inc. He previously served on the Advisory Board of Southeast Bank, N.A., and also served as a founding Director and member of the Executive Compensation and Loan Committee of Heritage National Bank from 1989 until September 1996, when Heritage was acquired by SouthTrust Corporation. Dr. Sheridan has practiced interventional radiology and diagnostic radiology in Fort Myers, Florida from 1975 to the present. Dr. Sheridan is a member of the American Medical Association, the Florida Medical Association, and the American College of Radiology. He graduated from Tulane Medical School and completed his residency at the University of Colorado Medical Center. Dr. Sheridan is board certified by the American Board of Radiology and the American Board of Nuclear Medicine.

       Daniel E. Dosoretz, M.D., F.A.C.R., F.A.C.R.O., is one of our founders and has served as a director since 1988 and as our President and Chief Executive Officer since April 1997. Prior to joining us, Dr. Dosoretz served as attending physician at the Massachusetts General Hospital. He also was an Instructor and Assistant Professor of Radiation Medicine at Harvard Medical School and Research Fellow of the American Cancer Society. Upon moving to Fort Myers, Florida, he was appointed to the Clinical Faculty as Associate Professor at the University of Miami School of Medicine. He also has been a visiting Professor at Duke University Medical School. Dr. Dosoretz graduated from the University of Buenos Aires School of Medicine and served his residency in Radiation Oncology at the Department of Radiation Medicine at the Massachusetts General Hospital, Harvard Medical School, where he was selected Chief Resident of the department. Dr. Dosoretz is board certified in Therapeutic Radiology by the American Board of Radiology. He is a Fellow of the American College of Radiation Oncology and of the American College of Radiology and is a member of the International Stereotactic Radiosurgery Society, the American Society for Therapeutic Radiology and Oncology and the American Society of Clinical Oncology.

       James H. Rubenstein, M.D., joined us in 1989 as a physician and has served as a director since 1993, as our Secretary since May 1998 and as our Medical Director since January 2004. Prior to joining us, Dr. Rubenstein was an Assistant Professor of Radiation Oncology at the University of Pennsylvania and later became Co-Director of the Radiation Oncology Residency Program. He also served as Chairman of the Department of Medicine for Columbia Regional Medical Center in Southwest Florida and became a Clinical Assistant Professor at the University of Miami School of Medicine’s Department of Radiology. He graduated from New York University School of Medicine and completed his internship and residency in internal medicine at Beth Israel Hospital in Boston, at the same time working as an Assistant Instructor in internal medicine for Harvard University’s School of Medicine. He is board certified in Internal Medicine by the American Board of Internal Medicine and in Radiation Oncology by the American Board of Radiology.

       Michael J. Katin, M.D., F.A.C.P., F.A.C.R., is one of our founders and has served as a director since 1988. Prior to joining us, Dr. Katin served as a clinical instructor in medicine at the State University of New York, Buffalo, School of Medicine and as a clinical fellow in Radiation Therapy at Harvard Medical School. He graduated from the University of Pennsylvania Medical School. He completed an internal medicine residency at Lankenau Hospital in Philadelphia, subspecialized in Medical Oncology and Hematology with fellowships at Roswell Park Memorial Institute in Buffalo, New York, and the National Cancer Institute of the National Institutes of Health, Bethesda, Maryland and later completed a residency in Radiation Medicine at the Massachusetts General Hospital. Dr. Katin is board certified in Therapeutic Radiology by the American Board of Radiology and is board certified by the American Board of Medicine in Internal Medicine and in the subspecialties of Medical Oncology, Hematology and Geriatric Medicine.

       David M. Koeninger has served as Chief Financial Officer since 1998 and Vice President from 1998 until 2000 and as Executive Vice President since 2000. Prior to joining us, Mr. Koeninger had served since 1986 in a variety of management and executive positions with Anthem Blue Cross Blue Shield, a Cincinnati, Ohio-based health insurance company, including as Vice President and Corporate Controller, Vice President, Finance, National Business Division and Vice President, National Business Division. From 1976-1986, Mr. Koeninger was with Ernst & Young LLP. Mr. Koeninger is a Certified Public Accountant in Kentucky and is a member of the Financial Executives International and Healthcare Financial Management Association.

       Joseph Biscardi joined us in 1997 as our Corporate Controller and Chief Accounting Officer. Prior to joining us, Mr. Biscardi worked for PricewaterhouseCoopers, LLP from 1993 to 1997. Mr. Biscardi is a Certified Public Accountant in New York.

       Herbert F. Dorsett will become a member of our board of directors upon the completion of this offering. Since 2001 Mr. Dorsett has served as Director of Development of Harry Chapin Food Banks of Southwest Florida. From 1995 to 2001, Mr. Dorsett was a hospital consultant for Organizational Dimensions. Mr. Dorsett served as Chief Executive Officer of Kirskville Osteopathic Medical Center from 1993 to 1995 and from 1992 to 1993 he was Vice President, Corporate Development for Basic American Medical, Inc. Prior to such time he served as President of Southwest Florida Regional Medical Center for more than 10 years. Mr. Dorsett is a Diplomate of the American College of Healthcare Executives and was past chairperson of the Florida Hospital Association and the Florida League of Hospitals. Mr. Dorsett holds a Masters of Hospital Administration from Baylor University and a Bachelor of Music from Stetson University.

       Ronald E. Inge will become a member of our board of directors upon the completion of this offering. Since September 2003, Mr. Inge has served as Chief Operations Officer of Land Solutions, Inc. and President of Development Solutions, Inc. as President, two related real estate entities engaged in real estate development. Mr. Inge has also served as President of Inge & Associates, Inc., a mining and real estate consulting firm, since February 2002. From June 1999 to November 2002 Mr. Inge served as Vice-President — Business Development, South Florida for Florida Rock Industries, Inc., an NYSE listed construction materials company, and from October 1981 to November 2002 he served as Executive Vice President of Harper Bros., Inc., which was acquired by Florida Rock Industries, Inc. in June 1999. Mr. Inge served as Tax and Audit Supervisor for Coopers & Lybrand, Certified Public Accountants, from July 1978 to September 1981. Mr. Inge is a Certified Public Accountant in Florida and received his Bachelor of Business Administration degree from Stetson University.

Board of Directors

       Our board of directors is currently comprised of four directors. Our bylaws currently provide that the number of directors shall be as determined by our board. At the time of effectiveness of the registration statement, we intend to increase the size of our board of directors by nominating and electing at least two independent directors, Herbert F. Dorsett and Ronald E. Inge, as defined under the rules of the Nasdaq National Market. Within one year of effectiveness, we will be required to add a third independent director, our board of directors must consist of a majority of independent directors and all of the audit committee members must be independent directors, in order to meet requirements of the Sarbanes-Oxley Act of 2002, and the rules and regulations of the SEC and the Nasdaq National Market. Our board of directors is divided into three classes of directors, each serving staggered three-year terms as follows:

•	Class I consisting of Dr. Katin and Mr. Inge will be in the class of directors whose initial term expires at the annual meeting of shareholders to be held in 2005;

•	Class II consisting of Dr. Rubenstein and Mr. Dorsett will be in the class of directors whose initial term expires at the annual meeting of shareholders to be held in 2006; and

•	Class III consisting of Drs. Dosoretz and Sheridan will be in the class of directors whose initial term expires at the annual meeting of shareholders to be held in 2007.

       Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of shareholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Because no more than one-third of our board may be elected at each annual meeting, this classification of our board of directors may have the effect of delaying or preventing changes in control of management.

Committees of the Board of Directors

       Upon effectiveness of the registration statement, our board of directors will establish an audit committee, a compensation committee and nominating committee.

       Audit Committee. Upon effectiveness of the registration statement, our audit committee will consist of Mr. Dorsett, Mr. Inge, and Dr. Sheridan. Mr. Dorsett and Mr. Inge will be the independent members. Our audit committee is responsible for monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements and the independence and performance of our internal and external auditors.

       Compensation Committee. Upon effectiveness of the registration statement, our compensation committee will consist of Mr. Dorsett, Mr. Inge, and Dr. Sheridan. Mr. Dorsett and Mr. Inge will be the independent members. Our compensation committee establishes, reviews and approves our compensation programs, including administering our existing stock option plans, and will set salaries and bonuses for our officers and certain other salaried employees.

       Nominating Committee. Upon effectiveness of the registration statement, our nominating committee will consist of Mr. Dorsett, Dr. Dosoretz and Mr. Inge. Mr. Dorsett and Mr. Inge will be the independent members. Our nominating committee will recommend qualified candidates for election to our board of directors and evaluate and review the performance of existing directors.

       We believe that our audit and compensation committees will meet the current requirements of the Sarbanes-Oxley Act of 2002, as they become applicable to us and that our nominating committee will meet the current requirements of the SEC and Nasdaq National Market rules and regulations as they become applicable to us. Under current SEC and Nasdaq National Market rules and regulations our audit, compensation and nominating committees will be required to have a third independent director within one year of effectiveness. The audit committee, compensation committee and nominating committee will adopt written charters which will be available on our website prior to completion of the offering.

Director Compensation

       We do not pay separate director’s compensation to our four current directors, but we do have other compensatory arrangements with them other than for director services which are described in the sections of this prospectus captioned “Executive Compensation” and “Certain Relationships and Related Party Transactions”. We expect to compensate our independent directors in connection with their services on our board of directors as follows:

•	personal attendance at board meetings — $5,000 per meeting.

•	telephonic attendance at board meetings — $4,000 per meeting.

•	personal attendance at committee meetings — $3,000 per meeting.

•	telephonic attendance at committee meetings — $2,000 per meeting.

Compensation Committee Interlocks and Insider Participation

       Our board of directors made all decisions concerning executive compensation prior to the creation of our compensation committee. None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors.

Code of Conduct and Ethics

       Upon closing of the offering, our board of directors will adopt a code of conduct and code of ethics applicable to our chief executive officer, chief financial officer and senior financial officers, officers and employees in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market. Upon completion of the offering, our code of conduct and code of ethics will be available on our website.

Executive Compensation

      The following table sets forth certain information for the years ended December 31, 2001, 2002, and 2003 concerning compensation earned for service rendered to us in all capacities by our Chief Executive Officer and the other most highly compensated executive officers, whose compensation exceeded $100,000 for the year ended December 31, 2003.

Summary Compensation Table

		Annual
		Compensation
				All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(3)

Howard M. Sheridan, M.D.(1)	2003	$564,800	$196,467	$—
Chairman	2002	458,900	166,126	—
	2001	353,000	67,375	—

Daniel E. Dosoretz, M.D.(2)	2003	1,100,008	889,613	4,000
President, Chief Executive	2002	950,000	661,433	4,000
Officer and Director	2001	800,000	390,000	3,400

James H. Rubenstein, M.D.(2)	2003	1,100,008	537,613	4,000
Medical Director, Secretary	2002	950,000	352,175	4,000
and Director	2001	800,000	140,000	3,400

David M. Koeninger(2)	2003	341,380	566,314	4,000
Executive Vice President,	2002	296,875	392,101	4,000
Chief Financial Officer	2001	250,000	190,034	3,400

Joseph Biscardi(2)	2003	148,643	55,258	4,000
Corporate Controller and	2002	127,926	45,667	4,000
Chief Accounting Officer	2001	124,200	25,438	3,400

(1)	Dr. Sheridan’s historical compensation represents payments to Dr. Sheridan for services he provided to us. Following the closing of this offering Dr. Sheridan will be compensated in accordance with a new Employment Agreement. See “Certain Relationships and Related Party Transactions.”

(2)	The compensation for these named executive officers has historically been determined by the terms of employment agreements. We have entered into new employment agreements and bonus arrangements with Drs. Dosoretz and Rubenstein and Messrs. Koeninger and Biscardi in April 2004. See “Management – Employment Agreements and Change of Control Agreements.”

(3)	Amounts indicated represent 401(k) plan matching contributions paid by us to these executives for each of the periods presented.

Aggregated Option Exercises in Last Year and Year-End Values

       There were no grants of stock options during 2003 to the executive officers named in the Summary Compensation Table above. The following table sets forth information with respect to the aggregate stock option exercises by the executive officers named in the Summary Compensation Table during 2003 and the year-end value of unexercised options held by such executive officers:

Value of Unexercised In-
			Number of Unexercised		The-Money Options At
			Options at Year End		Year End(1)
	Shares Acquired	Value
Name	On Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel E. Dosoretz, M.D.	—	—	—	—
Howard M. Sheridan, M.D.	—	—	—	—
James H. Rubenstein, M.D.	—	—	—	—
David M. Koeninger	45,750	$503,000	64,050	—	$704,200
Joseph Biscardi	9,150	$110,600	18,300	—	$221,200

(1)	Based upon an assumed initial public offering price of $14.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus).

Employment Agreements and Change in Control Arrangements

       Employment Agreements with Drs. Dosoretz and Rubenstein. We have both an executive employment agreement and a physician employment agreement as of April 2004 with Dr. Dosoretz, our President and Chief Executive Officer and Dr. Rubenstein, our Medical Director and Secretary. Each agreement is for a three-year term, which renews automatically for successive two-year terms unless 120 days prior notice is given by either party. The agreements terminate if we do not complete this offering. The executive agreements each provide for an annual base salary of not less than $450,000 and contemplate that the executives will devote approximately 60.0% of their time to duties under the executive agreements. The physician agreements provide for an annual base salary of $450,000. If a physician agreement is terminated but the executive agreement is not, the annual base salary under the latter agreement will be increased to $900,000. Conversely, if an executive agreement is terminated, but the physician agreement is not, the annual base salary under the physician agreement will be increased to $900,000. Prior to the offering, Drs. Dosoretz and Rubenstein have each been entitled to receive bonuses based upon objective standards which have been established by our board of directors and which are being paid on a monthly basis. Subsequent to the offering, Drs. Dosoretz and Rubenstein will be eligible to receive cash bonuses under our performance-based bonus plan. Drs. Dosoretz and Rubenstein will also receive option grants to purchase 600,000 and 300,000 shares of our common stock, respectively, at a price per share (equal to the initial public offering price). The options will vest over a three year period. The agreements also provide for other benefits including the right to participate in fringe benefits plans, vacation and reimbursement of business expenses.

       The executive agreements and physician agreements restrict Drs. Dosoretz and Rubenstein from competing with us during the term of the agreement and for two years thereafter:

•	as an executive, in any state or state adjacent to a state where one of our treatment centers or other businesses is located; and

•	as a physician at any hospital in which our physician providers regularly admit patients, within any county in which we operate a treatment center, or within 25 miles of any one of our treatment centers.

       If the executive employment agreement is terminated involuntarily other than for (i) cause, (ii) upon death or disability or (iii) upon voluntary termination by executive, the executive will be entitled to:

•	Receive a series of monthly payments for a period of 36 months equal to one-twelfth of the executive’s current annual base salary plus the sum of the executive’s most recent four quarterly bonus payments; and

•	Continue to participate in all benefit and insurance plans for a period of one year at our expense.

       If the termination is for disability the executive will be entitled to receive a series of monthly payments equal to one-twelfth the executive’s current annual base salary until the earlier of (i) executive’s return to active employment, (ii) the end of the term of the executive employment agreement or (iii) 24 months.

       Employment Agreement with Dr. Sheridan. We have entered into an Employment Agreement with our Chairman, Dr. Howard Sheridan, which will commence on the date of closing of this offering. In addition to serving as our Chairman, Dr. Sheridan will provide corporate executive services and support under the agreement including strategic planning, evaluating suitable mergers and acquisitions and other services related to our growth and development. The agreement is for a period of three years which renews automatically for successive one year terms unless 120 days prior notice is given by either party. Dr. Sheridan will receive an annual base compensation of not less than $300,000 under the agreement, will be eligible to receive bonuses and will receive options to purchase 50,000 shares of our common stock at an exercise price equal to the initial public offering price for his corporate executive services and support.

       Employment Agreement with David M. Koeninger. We have entered into an employment agreement with Mr. Koeninger, our Executive Vice President and Chief Financial Officer, which is substantially similar to the executive employment agreements of Drs. Dosoretz and Rubenstein except as follows:

•	there is no physician employment agreement;

•	an initial annual base salary of not less than $400,000; and

•	the option grant is for 150,000 shares.

•	the involuntary termination payments are for a period of 18 months.

       Employment Agreement with Joseph Biscardi. We have entered into a written employment agreement as of April 2004 with Joseph Biscardi, our Controller and Chief Accounting Officer. The employment agreement is for a three-year term, which renews automatically for successive one-year terms unless 120 days prior notice is given by either party. The employment agreement provides for a base salary of not less than $150,000 and Mr. Biscardi is also eligible for an annual bonus of up to 25% of his base salary based on various objective financial goals to be agreed to annually by the Company’s Chief Financial Officer and Mr. Biscardi. Mr. Biscardi will receive option grants to purchase 30,000 shares of our common stock (equal to the initial public offering price). The options will vest over a three-year period. A covenant not to compete against us during the term of the employment agreement and for two years thereafter is part of the agreement. If the employment agreement is terminated other than for (i) cause, (ii) upon death or disability or (iii) upon voluntary termination by Mr. Biscardi, he will be entitled to receive the equivalent of his most recent annual compensation payable in 12 equal monthly payments.

       Change in Control Arrangements. Each of the employment agreements with our executive officers described above contain change in control provisions. Upon a change in control, each of the executive officers will receive accelerated vesting of their stock options. In the event employment with us is terminated with us for certain reasons during the 12 month period prior to or 6 month period following the change in control, Drs. Dosoretz and Rubenstein and Mr. Koeninger will receive a lump sum severance payment equal to 250% of his then current annual base salary and the annual bonus paid to the executive in the previous year. If the change in control occurs and such executive continues in his position, such executive’s then current annual base salary and bonus will automatically be increased by 150% for the greater of the remaining term of his employment agreement or 2 to 3 years in lieu of the severance payment described above.

1997 Stock Option Plan

       We maintain a 1997 stock option plan that was adopted by our board of directors and approved by our shareholders in July 1998. The 1997 plan provides for the grant of stock options to officers, employees, and directors of us and our subsidiaries. The awards under the 1997 plan may consist of qualified incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. We reserved a total of 3,660,000 shares of our common stock for issuance under the plan. As of March 31, 2004:

•	options to purchase 1,581,623 shares of common stock had been exercised;

•	options to purchase 970,515 shares of common stock were outstanding at a weighted average exercise price of approximately $2.99 per share;

•	1,107,862 shares of common stock remained available for grant;

•	the options typically vest over five to ten year periods; and

•	outstanding options to purchase an aggregate of 970,515 shares were held by individuals who are not our officers or directors.

       After the completion of our initial public offering, no additional options will be granted under the 1997 plan and all options that expire, without having been exercised, or are forfeited or cancelled will become available for grant under our 2004 stock incentive plan.

       In the event of a change in control, all options created under our 1997 plan will become vested and exercisable in full.

       Options granted under the 1997 plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and to certain related individuals with the consent of the administrator. Options generally must be exercised within three months after the optionee’s termination for any reason, or within one year after the optionee’s termination by disability or death. Options granted under the plan vest at the rate specified in the option agreement. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option, or when an optionee owns stock representing more than 10.0% of the voting power, five years from the date of the grant of the option in the case of incentive stock options.

       The 1997 plan may be amended, altered, suspended or terminated by us at any time, but no such amendment, alteration, suspension or termination may adversely affect the terms of any option previously granted without the consent of the affected optionee.

2004 Stock Incentive Plan

       Our board of directors adopted our 2004 stock incentive plan and our shareholders approved it in April 2004. Our 2004 stock incentive plan provides for the grant of:

•	incentive stock options;

•	nonstatutory stock options;

•	restricted stock and restricted stock units;

•	stock appreciation rights; and

•	performance shares.

       Although grants can be made under the 2004 stock incentive plan to any of our employees, directors and consultants, we anticipate that grants will be limited to certain executive officers, consultants and key employees.

       We have reserved a total of 2,000,000 shares of our common stock for issuance pursuant to the 2004 stock incentive plan. In addition, the shares reserved for issuance under our 2004 stock incentive plan include shares returned to the 1997 stock option plan as the result of termination of options or the repurchase of shares issued under such plan and annual increases in the number of shares available for issuance on the first day of each fiscal year beginning with our fiscal year beginning in 2005 and ending after our fiscal year beginning in 2014, equal to the lesser of:

•	5% of the outstanding shares of common stock on the first day of our fiscal year;

•	1,000,000 shares; or

•	an amount our board may determine.

       Our board of directors or a committee of our board administers our 2004 stock incentive plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

       The administrator determines the exercise price of options granted under our 2004 stock incentive plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

       No optionee may be granted an option to purchase more than 600,000 shares in any fiscal year.

       After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

       Stock appreciation rights may be granted under our 2004 stock incentive plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

       Restricted stock and restricted stock units may be granted under our 2004 stock incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. Restricted stock unit awards are rights to receive restricted shares at a future date or a cash amount equal to the fair market value of the shares of restricted stock as determined by the administrator. The administrator will determine the number of shares of restricted stock or restricted stock units granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

       Performance shares may be granted under our 2004 stock incentive plan. Performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

       Our 2004 stock incentive plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

       In the event of a “change in control”, the administrator may:

•	make all outstanding stock options fully vested and exercisable;

•	remove any restrictions or conditions associated with restricted stock or performance shares;

•	grant stock appreciation rights or cash bonus awards to any holders of outstanding stock options;

•	pay cash to holders in exchange for non-statutory stock options, stock appreciation rights or performance shares; or

•	make any other adjustments or amendments to the 2004 stock incentive plan or to outstanding stock options, restricted stock or performance shares.

       Our 2004 stock incentive plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 stock incentive plan provided such action does not impair the rights of any participant.

Performance-Based Bonus Plan

       We have established a five-year performance-based bonus plan for certain of our senior executive officers and key employees which was adopted by our board of directors and approved by our shareholders in April 2004. The bonus plan will terminate if we do not complete this offering. The purpose of the plan is to incentivize, motivate and retain eligible senior executive officers and key employees for achievement of goals related to our performance. Bonuses are currently awardable under the bonus plan based upon a percentage of our earnings before interest, taxes, depreciation and amortization during the applicable performance period, which shall not exceed an aggregate of 12% of our earnings before interest, taxes, depreciation and amortization in any given period. At the participant’s option one half of bonuses awarded may be paid in common stock which may be discounted up to 10%.

       The bonus plan is designed to ensure that at least a majority of bonuses paid thereunder after our initial public offering will be deductible to us under Section 162(m) of the Internal Revenue Code. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation”. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the plan, (2) the issuance of all compensation that has been allocated under the plan or (3) the first meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, the plan will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such awards are granted are made under pre-established objective performance goals, the material terms of which are disclosed to and approved by our shareholders. We have attempted to structure the bonus plan in such a manner that, after the transition date that at least a majority of the bonuses attributable to the performance plan which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

401(k) Savings Plan

       We have adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by up to 15.0% of their taxable compensation or of the statutorily prescribed annual limit, whichever is lower, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan permits us, in our sole discretion, to make additional employer contributions to the 401(k) plan. We currently match 50.0% of the first 4.0% of compensation deferred under the 401(k) plan by an employee. As such, contributions by employees or by us to the 401(k) plan, and the income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and we can deduct our contributions, if any, at the time they are made.

Indemnification of Directors and Executive Officers and Limitation of Liability

       As allowed by the Florida Business Corporations Act, (FBCA) we have adopted provisions in our amended and restated articles of incorporation and bylaws that provide that the liability of our officers and directors, and former officers and directors, shall be eliminated to the fullest extent permissible under Florida law. Furthermore, our bylaws provide that we are authorized to provide indemnification to each person who is or was a director, officer or employee (including the heirs, executors, administrators or estate of such persons) to the full extent permitted by Florida law against any liability, cost or expense incurred by him in his capacity as such a director, officer or employee (including serving at the request of us as a director, trustee, officer, employee or agent of another corporation).

       The FBCA limits the liability of directors, providing that a director is not personally liable for monetary damages to the corporation or any other person unless the director breached or failed to perform his or her duties as a director and the director’s breach of, or failure to perform, those duties constituted:

•	a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful, or had no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit, either directly or indirectly;

•	a circumstance under which the liability provisions of Florida law for unlawful distributions are applicable;

•	in a proceeding by or in the right of the corporation to procure a judgement in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or

•	in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

       The FBCA permits us, subject to certain limitations, to indemnify our directors, officers and employees against expenses (including attorneys’ fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had reasonable cause to believe their conduct was lawful or had no reasonable cause to believe their conduct to have been unlawful.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, in the opinion of the Commission, this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by the company of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

       There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       As shown below, there are certain transactions and relationships between us and our directors, officers and the principal shareholders set forth in our Principal and Selling Shareholders table included elsewhere in this prospectus, which have occurred during the last three fiscal years. We believe that the material terms of the various transactions were as favorable as could have been obtained from unrelated third parties. After the offering, any transactions between us and our directors, officers and principal shareholders and their affiliates will be approved by the Audit Committee of our board of directors.

Administrative Services Agreements

       In Maryland, Nevada, New York and North Carolina, we have administrative services agreements with professional corporations owned by certain of our directors, officers and principal shareholders, who are licensed to practice medicine in such states. We have entered into these administrative services agreements in order to comply with the laws of such states which prohibit us from employing physicians. Our administrative services agreements generally obligate us to provide treatment center facilities, staff and equipment, accounting services, billing and collection services, management and administrative personnel, assistance in managed care contracting and assistance in marketing services. Terms of the agreements are typically 20-25 years. We receive a monthly fixed fee for our services. Our Chairman, Howard M. Sheridan, M.D., our Chief Executive Officer and President, Daniel E. Dosoretz, M.D., our Medical Director, James H. Rubenstein, M.D., a director, Michael J. Katin, M.D., and a principal shareholder, Graciela R. Garton, M.D., own interests in these professional corporations ranging from 0% to 100.0%. The administrative services fees paid to us by such professional corporations under the administrative services agreements were approximately $8.8 million, $15.7 million and $21.8 million in 2001, 2002 and 2003, respectively.

Lease Arrangements with Entities Owned by Related Parties

       We lease certain of our treatment centers and other properties from related parties. We have entered into various lease arrangements with entities owned by Drs. Sheridan, Dosoretz, Rubenstein, Katin, Garton, a principal shareholder, Daniel Galmarini, and certain of our shareholders and employees. Their ownership interests in these entities range from 0% to 100%. These related party leases have expiration dates through May 31, 2016 and provide for annual lease payments ranging from approximately $30,000 to $392,000. The aggregate lease payments we made to the entities owned by these related parties were approximately $1,200,000, $1,853,000, $2,325,000 and $476,000 in 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively.

       In October 1999, we entered into a sublease arrangement with a partnership which is owned by certain of our shareholders to lease space to the partnership for an MRI center in Mount Kisco, New York. Sublease rentals paid by the partnership to us were approximately $265,000, $497,000, $569,000 and $141,000 during 2001, 2002, 2003, and for the three months ended March 31, 2004, respectively.

Indebtedness with Related Parties

       We provide funds to MRSJ, Inc., a provider of diagnostic imaging services, which is also owned by certain of our directors, officers, principal shareholders, shareholders and employees. The funds are for start-up costs and monthly charges for the allocated costs of our staff who perform services on behalf of MRSJ, Inc. Drs. Sheridan, Dosoretz, Katin, Rubenstein and Garton as well as Mr. Galmarini each own a 12.5% interest in MRSJ, Inc. At December 31, 2002, 2003 and for the three months ended March 31, 2004, MRSJ, Inc. was indebted to us in the amount of $41,000, $87,000 and $116,000, respectively. Interest is not charged on the balance. We will not make any further loans to MRSJ, Inc.

       We provided funds to certain land partnerships and Devoto Construction, Inc., a general contractor, which is also owned by certain of our directors, officers, principal shareholders, shareholders and employees. Drs. Sheridan, Dosoretz, Rubenstein, Katin and Garton as well as Mr. Galmarini each own a 11.1% interest in Devoto Construction, Inc. These entities were indebted to us in the amount of $5,000, $6,000 and $500 at December 31, 2002, 2003 and at March 31, 2004 respectively. We also made payments to Devoto Construction, Inc. for remodeling of our treatment centers. Payments were $129,000, $336,000, $771,000 and $156,000 in 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively. Simultaneously with the closing of this offering, Devoto Construction, Inc. will be acquired by us. Pursuant to a binding agreement between the parties, we will acquire 100% of the outstanding shares of Devoto Construction, Inc. or all of the assets of Devoto Construction, Inc., at our option, for an aggregate purchase price of $3,528,000, which shall be paid in the form of our common stock based on the initial public offering price. The aggregate amount of shares of our common stock expected to be issued in connection with this purchase is 252,000, based upon the midpoint of the initial public offering price range indicated on the cover of this prospectus.

       At March 31, 2004, we were indebted to certain of our directors, officers, principal shareholders and their relatives, and certain entities in which they own an interest, as detailed below:

       Dr. Sheridan holds promissory notes in the principal amount of $345,608. The notes bear interest at the rate of 8.0% per annum and are due on demand. At March 31, 2004, $526,579 in principal and accrued interest was outstanding under these notes.

       Mildred Sheridan, Dr. Sheridan’s mother, holds a promissory note in the principal amount of $200,000, which bears interest at the prime rate (4.0% at December 31, 2003) and is due on demand. At March 31, 2004, $200,000 in principal and accrued interest was outstanding under this note.

       Dr. Sheridan, as trustee under the will of his father, holds promissory notes in the principal amounts of $99,000 and $80,000, respectively, which bear interest at the prime rate and are due on demand. At March 31, 2004, $179,000 in principal and accrued interest was outstanding under these notes.

       Natalie Driggers, Dr. Sheridan’s wife’s aunt, holds promissory notes in the principal amounts of $100,000 and $90,000, respectively. The notes bear interest at the prime rate and are due on demand. At March 31, 2004, $190,000 in principal and accrued interest was outstanding under these notes.

       Dr. Dosoretz holds promissory notes in the principal amount of $257,273, which bear interest at the rate of 8.0% per annum and are due on demand. At March 31, 2004, $390,233 in principal and accrued interest was outstanding under these notes.

       Dr. Katin, holds promissory notes in the principal amount of $276,973. The notes bear interest at the rate of 8.0% per annum and are due on demand. At March 31, 2004, $407,390 in principal and accrued interest was outstanding under these notes.

       Dr. Rubenstein holds promissory notes in the principal amount of $319,665. The notes bear interest at the rate of 8.0% per annum and are due on demand. At March 31, 2004, $465,045 in principal and accrued interest was outstanding under these notes.

       Drs. Katin, Dosoretz and Sheridan are partners in a partnership that acquired a promissory note in the principal amount of $320,000 that bears interest at the prime rate. During 2002, this promissory note was repaid by us.

       We plan to pay $2.7 million of these loans with the net proceeds of this offering. We do not plan on borrowing from or providing loans to any of our affiliates in the future.

       We also have a loan outstanding to Dr. Garton. The note bears interest at prime rate and is due on September 1, 2017. At March 31, 2004, $290,835 in principal and accrued interest was outstanding.

Indemnification Agreements with Certain Officers and Directors

       We have entered into indemnification agreements with each of our executive officers and directors. See “Management – Indemnification of Directors and Executive Officers and Limitation of Liability”.

Shareholders Agreement and Life Insurance

       We and Drs. Sheridan, Dosoretz, Rubenstein and Katin entered into a shareholders agreement on October 4, 2000. This shareholders agreement was amended and restated on March 1, 2003. The current shareholders agreement imposes restrictions on share transfers and requires us to purchase shares upon the death of a shareholder. In connection with this shareholders agreement we purchased term life insurance on the lives of Drs. Sheridan, Dosoretz, Rubenstein and Katin to provide cash in the event we elected to purchase their shares. The amounts we paid for such term insurance were $81,026, $133,118, $403,740 and $125,882 in each of 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively. Upon completion of this offering, this shareholders agreement will be terminated.

       We purchase nuclear medical and pharmacological supplies from NUC-PHAR, Inc. a company which is partially owned by Drs. Sheridan (7.1%), Dosoretz (7.1%), Rubenstein (7.1%), Katin (7.1%), Garton (4.5%) as well as Mr. Galmarini (28.4%) and an employee (7.1%). Purchases by us from this company were approximately $174,000, $859,000, $671,000 and $249,000 for 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively.

Other Transactions

       We currently contract with Radiology Regional Center, P.A., which was owned in part by Dr. Sheridan, to provide PET scans to our patients. We reimburse Radiology Regional Center, P.A. for services, supplies, equipment and personnel to provide these services. Purchases by us from this company were approximately $291,000, $270,000, $530,000 and $87,000 for 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively.

       We provide medical parts and equipment sales to radiation treatment centers in Argentina, Costa Rica and Guatemala, which are owned by a family member of Dr. Dosoretz. Sales of medical equipment to these radiation treatment centers were approximately $156,000, $181,000, $267,000 and $11,000 in 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively. Gain on the sale of the medical equipment was approximately $14,000, $16,000, $24,000 and $1,000 in 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively. Balances in accounts receivable were approximately $94,000, $149,000, $211,000 and $212,000 at December 31, 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively. In August 2000, we financed the purchase of a nucletron high-dose remote after loader by the Costa Rica operation. A $288,000 note, including an effective interest rate of 16.075% was taken in exchange for the equipment. At December 31, 2002 and 2003, a balance of $188,000 and $149,000 remained outstanding on this note. The current balance as of March 31, 2004 is $149,000.

       We provide billing and collection services to Riverhill MRI Specialists, P.C., a provider of medical services in New York which is owned by certain of our directors, officers, principal shareholders, shareholders and employees. Drs. Sheridan, Dosoretz, Katin, Rubenstein and Garton and Mr. Galmarini each own a 10.4% interest in Riverhill MRI Specialists, P.C. The fees paid to us by such professional corporation for the billing and collection services was approximately $3,600, $127,300, $185,000 and $19,000 for 2001, 2002, 2003 and for the three months ended March 31, 2004, respectively.

       In October 2003, we contracted with Batan Insurance Company SPC, LTD, a newly-formed entity, which is owned by Drs. Katin, Dosoretz, Rubenstein and an employee to provide us with malpractice insurance coverage. During 2003, we paid premium payments to Batan Insurance Company SPC, LTD of approximately $1,721,000 for coverage from October 2003 to October 2004 and $687,000 in the period ended March 31, 2004. In prior years, we obtained our insurance from a non-affiliated insurance company. The new insurance company is managed by AON Corporation, pursuant to a management agreement.

       There are currently five family members of certain directors, officers and shareholders who are employed by us. Total compensation paid to family members was $336,184, $366,822 and $456,126 for 2001, 2002 and 2003, respectively.

       Drs. Katin and Garton are employed by us pursuant to agreements. Mr. Galmarini is also employed by us. Aggregate compensation paid by us to Drs. Katin and Garton and Mr. Galmarini was $3,021,506, $4,618,447 and $5,680,670 for the years ended December 31, 2001, 2002 and 2003, respectively.

PRINCIPAL AND SELLING SHAREHOLDERS

       The following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2004 by:

•	each person that beneficially owns more than 5.0% of our outstanding common stock;

•	each of our directors and executive officers identified in the Summary Compensation Table;

•	all directors and executive officers as a group; and

•	each selling shareholder.

       Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, and to our knowledge, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned, subject to applicable community property laws. Unless otherwise noted in the footnotes, the address for each principal shareholder is c/o Radiation Therapy Services, Inc., 2234 Colonial Boulevard, Fort Myers, Florida 33907. Other than as disclosed below, no selling shareholder holds, or has held during the past three years, any position, office or other material relationship with us.

       As of May 31, 2004, there were 34 holders of record of our common stock. For purposes of calculating amounts beneficially owned by a shareholder before the offering, the number of shares deemed outstanding includes 18,176,929 shares of common stock outstanding as of May 31, 2004. In addition, shares of common stock subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the beneficial ownership of that person but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. The percentage of beneficial ownership after this offering is based on 22,274,124 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. For purposes of calculating the percentage beneficially owned after the offering, the number of shares deemed outstanding includes all shares deemed to be outstanding before the offering and all shares being sold in the offering.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After the
	Offering		Number of	Offering(1)
			Shares to be Sold
Beneficial Owners	Number	Percent	in the Offering	Number	Percent

Directors and Officers
Howard M. Sheridan(2)	2,436,039	13.4%	165,723	2,270,316	10.2%
Daniel E. Dosoretz(3)(7)	4,354,326	24.0%	421,387	3,932,939	17.7%
James H. Rubenstein(4)(7)	3,282,451	18.1%	317,657	2,964,754	13.3%
Michael J. Katin(5)(7)	3,064,783	16.9%	290,118	2,774,665	12.5%
David M. Koeninger	183,000	1.0%		183,000	*
Joseph Biscardi	54,900	*		54,900	*
All directors, nominees and executive officers as a group (6 persons)	13,375,499	73.6%		12,180,614	54.7%
Other Shareholders
Daniel Galmarini(6)(7)(8)	808,995	4.5%	113,715	695,280	3.1%
Graciela R. Garton(6)(7)(9)	736,145	4.0%	106,659	629,486	2.8%
Other Selling Shareholders
Bruce Nakfoor(10)	875,660	4.8%	84,741	790,919	3.6%

*	Less than 1.0% of the outstanding common stock.

(1)	The selling shareholders named in the table below have granted the underwriters the option to purchase up to the number of shares shown next to their name to cover over-allotments.

		Shares Beneficially
		Owned After
		Offering if Over-
		Allotment Exercised
		in Full
	Number of Over-
Selling Shareholder	Allotment Shares	Number	Percent

Howard M. Sheridan	91,148	2,179,168	9.8%
Daniel E. Dosoretz	231,762	3,701,177	16.6%
James H. Rubenstein	174,711	2,790,083	12.5%
Michael J. Katin	159,565	2,615,100	11.7%
Daniel Galmarini	62,543	632,737	2.8%
Graciela R. Garton	58,663	570,823	2.6%
Bruce Nakfoor	46,608	744,311	3.3%

(2)	Shares are held jointly with his spouse.

(3)	Includes 786,900 shares held directly and 3,567,426 shares held jointly with his spouse.

(4)	Includes 528,015 shares held directly and 2,754,436 shares held jointly with his spouse.

(5)	Includes 2,997,886 shares held jointly with his spouse and, 66,897 shares held for dependent children including as custodian for a minor child.

(6)	Excludes 366,000 shares owned by spouse for which the individual disclaims beneficial ownership.

(7)	Excludes 7,629, 53,300, 7,629, 7,629, 7,628 and 7,629 shares to be issued to Drs. Sheridan, Dosoretz, Rubenstein, Katin and Garton as well as Mr. Galmarini, respectively in connection with our acquisition of DeVoto Construction, Inc. concurrently with the closing of this offering. See “Certain Relationships and Related Party Transactions – Indebtedness with Related Parties”.

(8)	Mr. Galmarini is an employee of the Company. See also “Certain Relationships and Related Party Transactions.”

(9)	Dr. Garton is an employee of the Company and a former director. See also “Certain Relationships and Related Party Transactions.”

(10)	Dr. Nakfoor is an employee of the Company.

DESCRIPTION OF CAPITAL STOCK

General

       Immediately following this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value. The following is a summary of the material features of our capital stock and of selected provisions of our amended and restated articles of incorporation and bylaws. Unless otherwise specifically noted, all share data in this prospectus have been adjusted to reflect a 1.83 for 1.0 stock split of our outstanding common stock to be consummated in conjunction with the filing of our amended and restated articles of incorporation. These summaries are not complete and are subject to, and qualified in their entirety by reference to provisions of the Florida Business Corporation Act, the actual terms and provisions of our amended and restated articles of incorporation and bylaws. For more detail, please see our amended and restated articles of incorporation and amended and restated bylaws to be effective after the completion of this offering, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

       As of May 31, 2004, 18,176,929 shares of our common stock are outstanding and held of record by 34 shareholders.

       The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine from time to time. We do not intend to pay cash dividends in the foreseeable future. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of, or provision for, all of our liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

       In accordance with Florida law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders and is required to amend the articles of incorporation and to approve mergers, reorganizations and similar transactions.

Preferred Stock

       Under the terms of our amended and restated articles of incorporation, the board of directors is authorized, without any need for action by our shareholders but subject to any limitations prescribed by law, to issue shares of our preferred stock in one or more series. Each series shall consist of such number of shares and have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors shall determine. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of our company and could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, we will not have any outstanding shares of preferred stock. We currently have no plans to issue any of the preferred stock.

Certain Anti-Takeover Provisions

       Florida Law. After the Offering, we will be subject to several anti-takeover provisions under Florida law which may deter or frustrate unsolicited attempts to acquire us. The FBCA prohibits the voting of shares of an “issuing public corporation” (which we will be after the offering) that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors and the acquiring party) approve the granting of voting rights as to those shares or unless the acquisition is approved by the corporation’s board of directors prior to the acquisition. A “control share acquisition” is an acquisition of shares that immediately thereafter entitles the acquiring party to vote in the election of directors within any of the following ranges of voting power:

•	one-fifth or more, but less than one-third of such voting power;

•	one-third or more, but less than a majority of such voting power; and

•	a majority or more of such voting power.

       The FBCA also contains an “affiliated transaction provision” that prohibits a Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among other things, the transaction is approved by a majority of disinterested directors, the corporation has not had more than 300 shareholders of record at any time during the three preceding years, the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, or the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An “interested shareholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of the corporation’s outstanding voting shares.

       The above anti-takeover provisions do not apply to a corporation that has specifically elected to opt out of such provisions. We have not elected to opt out of these provisions because we believe that it could have the effect of encouraging potential acquirors to negotiate in advance with our board.

       Amended and Restated Articles of Incorporation and Bylaw Provisions. Our amended and restated articles of incorporation and bylaws contain provisions that could have an anti-takeover effect. These provisions include:

•	authorized but unissued shares of common and preferred stock available for future issuance without stockholder approval;

•	a classified board divided into three classes serving staggered three-year terms;

•	vacancies on our board may only be filled by the remaining directors and not our shareholders;

•	authorization for our board of directors, without shareholder approval, to issue up to 10,000,000 shares of preferred stock; and

•	requirements that only our board and our Chief Executive Officer can call a special meeting of shareholders.

       These and other provisions contained in our amended and restated articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which shareholders might otherwise receive a premium for their shares over their current prices. Such provisions could also limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent and Registrar

       The registrar and transfer agent for our common stock is Wachovia Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for any of our securities. Future sales of substantial amounts of our common stock in the public market could materially adversely affect the market price of such securities. As described below, only a limited number of shares will be available for sale shortly after this offering, due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market or the perception that such sales could occur after such restrictions lapse could materially adversely affect the market price of our common stock and our ability to raise equity capital in the future.

       Immediately after completion of this offering, we will have a total of 22,274,124 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options based on shares outstanding as of March 31, 2004. Of these shares:

•	the 5,500,000 shares of common stock that are to be sold to the public in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act; and

•	the remaining shares 16,774,124 of common stock will be “restricted securities” under Rule 144 of the Securities Act.

       Generally, restricted securities that have been owned for two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after completion of this offering subject to compliance with the volume and other limitations of Rule 144 under the Securities Act.

Lock-Up Agreements

       Our directors, officers and certain other shareholders collectively owning approximately 16,699,982 of the shares of our common stock outstanding prior to this offering, have entered into “lock-up” agreements not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Wachovia Capital Markets, LLC and Banc of America Securities LLC. This restriction excludes gifts and transfers to immediate family members so long as the transferee agrees to restrictions for the remainder of the 180 day period. Wachovia Capital Markets, LLC and Banc of America Securities LLC, may, in their sole discretion, at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Each of Wachovia Capital Markets, LLC and Banc of America Securities LLC has advised us that it has no present intention to release any shares subject to the lock-up agreements. In considering whether to release any shares subject to a lock-up agreement, Wachovia Capital Markets, LLC and Banc of America Securities LLC would consider, among other factors, the particular circumstances surrounding the request, including, but not limited to, the number of shares to be released, the effect of the released shares on the market for our common stock and the hardship of the person requesting a waiver. See “Underwriting”.

       The number of restricted shares of our common stock that will be available for sale in the public market, subject in most cases to the volume limitations and other restrictions of Rule 144, taking into account the shares subject to the “lock-up” agreement is as follows:

•	no restricted shares will be eligible for immediate sale on the effective date of this offering;

•	74,142 restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	10,664,860 restricted shares will be eligible for sale 180 days after the date of this prospectus as a result of the expiration of the lock-up agreements; and the remaining and

•	6,035,122 restricted shares will be eligible for sale on various dates thereafter.

Rule 144

       In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or any affiliate of ours at least one year previously is entitled to sell within any three month period a number of those shares that does not exceed the greater of:

•	1.0% of our then-outstanding shares of common stock, which will be approximately 222,741 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

       Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person or persons whose shares are aggregated who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who owns shares that were purchased from us, or any affiliate of ours, at least two years previously, is entitled to sell the shares immediately upon the closing of this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements, unless such shares are subject to a “lock-up” agreement.

       Sales of shares purchased by our affiliates in this offering must be made at a time when current public information about us is available, through a registered broker-dealer who is following certain procedures and after the filing of a notice with the SEC. Our affiliates generally include all of our directors, executive officers and holders of more than 10% of our outstanding shares. Shares properly sold in reliance on Rule 144 to persons who are not affiliates become freely tradable without restriction or registration under the securities laws. The Rule 144 restrictions are not applicable to a person who has beneficially owned shares for at least two years (including “tacked on” holding periods) and who is not an affiliate of the company.

Rule 701

       In general, Rule 701, as currently in effect, permits resale of shares under Rule 144 without compliance with certain Rule 144 restrictions including the holding period requirement. Our employees, directors, officers, advisors and consultants under shares of our common stock acquired prior to the date of this prospectus pursuant to written compensatory benefit plans, including our stock option plans, or written contracts relating to the compensation of such persons, may be entitled to rely on Rule 701 to resell their shares in the public market. Subject to the “lock-up” agreements, Rule 701 shares may be sold in the open market beginning 90 days after the date of this prospectus. Persons who are not our affiliates may sell those shares subject only to the manner of sale provisions of Rule 144. Persons who are our affiliates may sell those shares without compliance with Rule 144’s minimum holding period requirements.

Stock Options

       As of March 31, 2003, we had outstanding options to purchase 970,515 shares of our common stock under our stock option plans. An additional 1,107,862 shares of common stock were reserved for future issuances under our plans. Following the completion of this offering, we intend to file registration statements (including on Form S-8 under the Securities Act, to the extent available) to register the shares of common stock subject to these option plans. Accordingly, shares to be registered in this manner will be available for sale in the market, except to the extent the shares are subject to vesting restrictions or the lock-up agreements. Affiliates will still be required to comply with Rule 144.

UNDERWRITING

       Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase from us and the selling shareholders, the respective number of shares of common stock appearing opposite their names below.

Number of Shares

Offered by the
Underwriters	Offered by Us	Selling Shareholders

Wachovia Capital Markets, LLC
Banc of America Securities LLC
SG Cowen & Co., LLC
SunTrust Capital Markets, Inc.
Total

       The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

       The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions.

       The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commissions and Discounts

       The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price falling within the average listed on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $           per share, of which $          may be reallowed to other dealers. After completion of this initial public offering, the public offering price, concession and reallowance to dealers may be changed.

       The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and to the selling shareholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us (before expenses)	$	$	$
Proceeds to the selling shareholders	$	$	$

       We estimate that the expenses of this offering, not including the underwriting discount, will be approximately $1.5 million and are payable by us.

Over-allotment Option

       The selling shareholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to a total of 825,000 additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Directed Shares

       The underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock for our directors, officers, employees and their family members and other persons associated with us who express an interest in purchasing these shares of common stock in this offering at the initial public offering price through a directed share program. Shares acquired through the directed share program will not be subject to any lock-up agreements. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Indemnity

       We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

       Our directors and officers and the holders of approximately 16,699,982 of the shares of our common stock outstanding as of May 31, 2004, 2004 will agree, with limited exceptions, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of Wachovia Capital Markets, LLC and Banc of America Securities LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common or our other capital stock, except that such directors, officers and shareholders will be permitted to transfer any of these securities by gift, will or intestate succession (so long as any recipient of those securities enters into a similar lock-up agreement), the selling shareholders will be permitted to distribute securities to their partners (so long as any recipient of those securities enters into a similar lock-up agreement), and selling shareholders will be permitted to sell shares of common stock in this offering.

       In addition, we have agreed that, for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Wachovia Capital Markets, LLC and Banc of America Securities LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock or other capital stock, except for:

•	the shares of common stock being sold by us in this offering;

•	the issuance of shares of common stock and stock options pursuant to our stock option plans as in effect on the date of this prospectus;

•	the issuance of shares of common stock upon the exercise of stock options; and

•	the issuance of up to 150,000 shares of common stock in connection with acquisitions.

       Wachovia Capital Markets, LLC and Banc of America Securities LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements listed above.

Stabilization

       The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market.

•	A “stabilizing bid” is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

•	A “syndicate covering transaction” is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

•	A “penalty bid” is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or selling group member in connection with this offering if the common stock originally sold by that underwriter or selling group member is purchased by the underwriters in a syndicate covering transactions and has therefore not been effectively placed by that underwriter or selling group member.

       The underwriters have advised us that these transactions may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Other Relationships

       Wachovia Capital Markets, LLC, Banc of America Securities LLC, SG Cowen & Co., LLC and SunTrust Capital Markets, Inc. and their respective affiliates, have provided commercial and investment banking services to us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their business. In particular, Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, and Bank of America, N.A., an affiliate of Banc of America Securities LLC, are lenders and agents and SunTrust Capital Markets, Inc., is a lender under our third amended and restated senior secured credit facility. In addition, Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC will serve as transfer agent and registrar for our common stock.

       As described under “Use of Proceeds”, we intend to use a portion of the net proceeds from this offering to repay borrowings outstanding under our existing third amended and restated senior credit facility. Because affiliates of Wachovia Capital Markets, LLC and Banc of America Securities LLC are lenders under that credit facility and will receive more than 10% of the net proceeds from this offering through the repayment of those borrowings, this offering will be made pursuant to the provisions of Conduct Rule 2720 of the National Association of Securities Dealers, Inc. That rule requires that the public offering price of the common stock being sold in this offering be no higher than that recommended by a “qualified independent underwriter”. SG Cowen & Co., LLC has agreed to act as qualified independent underwriter with respect to this offering and is therefore assuming the responsibilities of acting as a qualified independent underwriter in pricing this offering and conducting due diligence.

Pricing of this Offering

       Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations among us, the selling shareholders and the underwriters. The factors to be considered in determining the initial public offering price include:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable to us;

•	the present state of our business; and

•	our future prospects.

       An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering may be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

Listing on the Nasdaq National Market

       We intend to file an application for our common stock to be listed on the Nasdaq National Market under the symbol “RTSX”.

LEGAL MATTERS

       The validity of the common stock we are offering by this prospectus will be passed upon by Shumaker, Loop & Kendrick, LLP, Tampa, Florida. Certain matters related to this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

       Our consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent certified public accountants as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       We filed a registration statement on Form S-1 with the Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at 239-931-7275 or by mail to: Radiation Therapy Services, Inc., 2234 Colonial Boulevard, Fort Myers, Florida 33907, Attention: Chief Financial Officer.

       Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent certified public accountants.

RADIATION THERAPY SERVICES, INC.

AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accountants	F-2

Consolidated Financial Statements:
Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2001, 2002, 2003 and for the Three Months Ended March 31, 2003 and 2004 (unaudited)	F-3
Consolidated Balance Sheets at December 31, 2002, 2003, March 31, 2004 (unaudited) and Pro Forma at March 31, 2004 (unaudited)	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002, 2003 and for the Three Months Ended March 31, 2003 and 2004 (unaudited)	F-5
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2001, 2002, 2003 and for the Three Months Ended March 31, 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders

Radiation Therapy Services, Inc. and Subsidiaries

       We have audited the accompanying consolidated balance sheets of Radiation Therapy Services, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radiation Therapy Services, Inc. and subsidiaries at December 31, 2002 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with United States’ generally accepted accounting principles.

       As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities; effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets; and during 2003, the Company adopted the provisions of FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51.

/s/ Ernst & Young LLP

Tampa, Florida

April 12, 2004,
except for paragraphs 2 and 3
of Note 15, as to which
the dates are April 15, 2004
and May 28, 2004, respectively

RADIATION THERAPY SERVICES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

				Three Months Ended
	Year Ended December 31			March 31,

	2001	2002	2003	2003	2004

	(Restated)	(Restated)
				(Unaudited)
Net patient service revenue	$73,934,335	$104,437,893	$129,197,497	$31,985,905	$40,462,287
Other revenue	4,363,595	6,682,128	9,482,837	2,522,742	2,486,377

Total revenues	78,297,930	111,120,021	138,680,334	34,508,647	42,948,664
Salaries and benefits	41,679,719	57,248,353	72,145,654	16,494,876	21,097,766
Medical supplies	1,273,428	2,311,782	2,226,288	513,076	883,227
Facility rent expenses	1,951,214	3,515,606	4,478,720	1,043,565	1,296,003
Other operating expenses	4,413,465	7,194,748	8,689,514	2,347,819	1,640,563
General and administrative expenses	6,854,454	10,475,313	16,400,267	2,982,199	4,297,251
Depreciation and amortization	4,064,430	4,163,183	5,074,478	1,198,539	1,507,939
Provision for doubtful accounts	2,017,885	3,364,538	3,374,587	826,697	1,361,357
Interest expense, net	3,980,131	2,614,869	2,052,712	546,073	595,078
Impairment loss	—	—	284,491	—	—

Total expenses	66,234,726	90,888,392	114,726,711	25,952,844	32,679,184

Income before minority interests	12,063,204	20,231,629	23,953,623	8,555,803	10,269,480
Minority interests in net losses (earnings) of consolidated entities	1,412	23,373	(7,266)	21,879	8,904

Income before cumulative effect of change in accounting principle	12,064,616	20,255,002	23,946,357	8,577,682	10,278,384
Cumulative effect of change in accounting principle	(407,923)	(963,293)	—	—	—

Net income	$11,656,693	$19,291,709	$23,946,357	$8,577,682	$10,278,384
Other comprehensive income:
Unrealized loss on derivative interest rate swap agreements	—	—	(37,058)	—	(10,273)

Comprehensive income	$11,656,693	$19,291,709	$23,909,299	$8,577,682	$10,268,111

Net income per common share outstanding-basic	$0.71	$1.16	$1.41	$0.51	$0.59

Net income per common share outstanding-diluted	$0.66	$1.06	$1.30	$0.47	$0.55

Unaudited pro forma earnings per share:
Net income	11,656,693	19,291,709	23,946,357	8,577,682	10,278,384
Pro forma provision for income taxes	4,797,000	8,105,000	9,645,000	3,400,000	4,080,000

Pro forma net income	6,859,693	11,186,709	14,301,357	5,177,682	6,198,384

Pro forma net income per common shares outstanding:
Basic			$0.72		$0.31

Diluted			$0.67		$0.29

The accompanying notes are an integral part of the Consolidated Financial Statements.

RADIATION THERAPY SERVICES, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,			Proforma
			March 31,	March 31,
	2002	2003	2004	2004

	(Restated)
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,294,410	$2,606,278	$44,416,856	$4,416,856
Accounts receivable, less allowances for uncollectible accounts of $6,864,807, $6,983,290 and $7,282,666 at December 31, 2002, 2003 and March 31, 2004, respectively	17,702,598	22,815,688	25,069,558	25,069,558
Prepaid expenses	1,374,410	2,920,342	1,963,899	1,963,899
Current portion of notes receivable from related parties	—	122,107	120,886	120,886
Current portion of lease receivable	536,413	597,112	610,655	610,655
Inventories	796,458	802,027	978,821	978,821
Other	553,132	1,136,118	780,189	780,189

Total current assets	25,257,421	30,999,672	73,940,864	33,940,864
Notes receivable from related parties, less current portion	—	540,061	511,210	511,210
Lease receivable, less current portion	2,398,590	1,883,244	1,725,406	1,725,406
Equity investments in joint ventures	1,219,943	1,228,886	1,294,593	1,294,593
Property and equipment, net	53,799,326	65,569,152	69,104,401	69,104,401
Goodwill, net	16,956,232	24,915,162	24,915,162	24,915,162
Intangible assets, net	632,173	717,958	675,894	675,894
Other assets	2,639,298	2,430,531	4,883,466	4,883,466

Total assets	$102,902,983	$128,284,666	$177,050,996	$137,050,996

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,919,483	$3,464,249	$3,124,299	$3,124,299
Accrued expenses	9,255,335	11,865,700	12,316,854	12,316,854
Current portion of long-term debt	6,184,029	8,065,406	10,367,211	10,367,211

Total current liabilities	17,358,847	23,395,355	25,808,364	25,808,364
Long-term debt, less current portion	45,157,651	51,745,781	89,182,520	89,182,520
Other long-term liabilities	710,000	610,000	610,000	610,000
Deferred taxes	—	—	—	7,377,000
Minority interest in consolidated entities	1,379,700	1,561,045	1,552,140	1,552,140

Total liabilities	64,606,198	77,312,181	117,153,024	124,530,024
Shareholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, none issued or outstanding	—	—	—	—
Common stock, $0.0001 par value, 75,000,000 shares authorized, 16,896,514, 17,281,920 and 18,022,124 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004, respectively	1,689	1,728	1,802	1,802
Additional paid-in capital	15,970,215	16,615,798	18,371,941	15,128,849
Retained earnings	25,742,041	37,037,178	44,133,908	—
Notes receivable from shareholders	(3,417,160)	(2,645,161)	(2,562,348)	(2,562,348)
Accumulated other comprehensive loss	—	(37,058)	(47,331)	(47,331)

Total shareholders’ equity	38,296,785	50,972,485	59,897,972	12,520,972

Total liabilities and shareholders’ equity	$102,902,983	$128,284,666	$177,050,996	$137,050,996

The accompanying notes are an integral part of the Consolidated Financial Statements.

RADIATION THERAPY SERVICES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(Restated)	(Restated)
				(Unaudited)
Cash flows from operating activities
Net income	$11,656,693	$19,291,709	$23,946,357	$8,577,682	$10,278,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,375,145	4,030,916	4,920,263	1,163,241	1,465,875
Amortization	689,285	132,267	154,215	35,298	42,064
Loss on investment	—	100,000	—	—	—
Impairment loss on goodwill	—	—	284,491	—	—
Cumulative effect of change in accounting principle	407,923	963,293	—	—	—
Provision for bad debts	2,017,885	3,364,538	3,374,587	826,697	1,361,357
(Gain) loss on the sale of property and equipment	(394,732)	216,108	16,178	—
Unrealized (gain) loss on interest rate swap agreements	391,979	(799,902)	—	—
Minority interest in net (losses) earnings of consolidated entities	(1,412)	(23,373)	7,266	(21,879)	(8,904)
Write off of Loan Costs	—	—	—	—	335,734
Equity interest in net loss (income) of joint ventures	27,197	(25,140)	(8,943)	(34,074)	(65,707)
Changes in operating assets and liabilities:
Accounts receivable	(2,357,375)	(9,049,495)	(8,043,956)	(3,830,486)	(3,615,228)
Inventories	(60,634)	(322)	14,631	(156,117)	(176,795)
Prepaid expenses	(108,946)	(618,789)	(1,396,381)	783,188	956,443
Accounts payable	850,640	357,402	1,467,268	548,959	(339,950)
Accrued expenses	1,091,578	4,218,504	2,550,623	566,611	440,881

Net cash provided by operating activities	17,585,226	22,157,716	27,286,599	8,459,120	10,674,154
Cash flows from investing activities
Purchases of property and equipment	(7,786,737)	(10,697,521)	(9,790,934)	(3,111,495)	(4,346,738)
Acquisition of radiation centers	(1,370,000)	(7,642,488)	(12,078,122)	(1,000,000)	—
Proceeds from sale of property and equipment	135,125	253,012	1,458,807	—	—
Issuance of notes receivable from shareholders	—	—	(662,168)	—	30,073
Contribution of capital to joint venture entities	(75,000)	—	—		—
Change in lease receivable	(908,631)	490,241	454,647	131,098	144,295
Change in other assets	1,638,530	402,447	(123,903)	44,279	386,508

Net cash used in investing activities	(8,366,713)	(17,194,309)	(20,741,673)	(3,936,118)	(3,785,862)
Cash flows from financing activities
Proceeds from issuance of debt	1,400,000	14,151,363	13,700,000	—	41,000,000
Principal repayments of debt	(5,641,864)	(6,225,525)	(10,857,033)	(1,322,644)	(3,158,989)
Proceeds from issuance on common stock	17,999	54,418	50,202	—	—
Proceeds from investment by minority interest holder in consolidated entities	15,000	135,000	—	—	—
Purchase of treasury stock	(101,400)	(671,000)	—	—	—
Proceeds from exercise of stock options	105,000	580,961	1,008,715	45,500	1,756,217
Payments of notes receivable from shareholders	216,306	159,619	358,769	35,066	82,813
Distributions to shareholders	(7,052,000)	(10,000,000)	(12,130,000)	(1,500,000)	(3,181,654)
Payments of loan costs	(130,094)	(551,704)	(363,711)	—	(1,576,101)

Net cash (used in) provided by financing activities	(11,171,053)	(2,366,868)	(8,233,058)	(2,742,078)	34,922,286

Net (decrease) increase in cash and cash equivalents	(1,952,540)	2,596,539	(1,688,132)	1,780,924	41,810,578
Cash and cash equivalents, beginning of year	3,650,411	1,697,871	4,294,410	4,294,410	2,606,278

Cash and cash equivalents, end of year	$1,697,871	$4,294,410	$2,606,278	$6,075,334	44,416,856

Supplemental disclosure of cash flow information
Interest paid	$3,673,902	$2,176,287	$2,473,162	$654,318	$575,229

Supplemental disclosure of non-cash transactions
Recorded capital lease obligations related to the acquisition of equipment	$—	$—	$5,014,097	$—	$1,897,533

Issuance of common stock for acquisition of radiation center assets	$—	$300,000	$—	$—	$—

Recorded lease receivable related to assets under capital lease	$1,289,082	$—	$85,000	$—	$—

Issuance of a promissory note plus accrued interest for purchase of shares	$—	$—	$521,285	$—	$—

Cancellation of notes receivable from shareholder for purchase of treasury stock	$—	$—	$709,800	$—	$—

Issuance of note payable for acquisition of radiation center assets	$—	$3,000,000	$—	$—	$—

The accompanying notes are an integral part of the Consolidated Financial Statements.

RADIATION THERAPY SERVICES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Notes	Accumulated
	Common Stock		Additional		Receivable	Other	Treasury Stock		Total
			Paid-In	Retained	from	Comprehensive			Shareholders’
	Shares	Amount	Capital	Earnings	Shareholders	Income	Shares	Amount	Equity

Balance, January 1, 2001	16,312,265	$1,631	$13,525,395	$12,408,039	$(2,196,585)	—	—	$—	$23,738,480
Net income	—	—	—	11,656,693	—	—	—	—	11,656,693
Distributions to shareholders	—	—	—	(7,052,000)	—	—	—	—	(7,052,000)
Issuance of common stock	48,998	5	194,894	—	(176,900)	—	—	—	17,999
Payment of notes receivable from shareholders	—	—	—	—	216,306	—	—	—	216,306
Purchase of treasury stock, at cost	—	—	—	—	—	—	(10,000)	(101,400)	(101,400)
Exercise of stock options	54,900	5	104,995	—	—	—	—	—	105,000
Retirement of treasury stock	(18,300)	(2)	(34,998)	(66,400)	—	—	10,000	101,400	—

Balance, December 31, 2001	16,397,863	1,639	13,790,286	16,946,332	(2,157,179)	—	—	—	28,581,078
Net income	—	—	—	19,291,709	—	—	—	—	19,291,709
Distributions to shareholders	—	—	—	(10,000,000)	—	—	—	—	(10,000,000)
Issuance of common stock	317,763	32	1,773,986	—	(1,419,600)	—	—	—	354,418
Payment of notes receivable from shareholders	—	—	—	—	159,619	—	—	—	159,619
Purchase of treasury stock, at cost	—	—	—	—	—	—	(50,000)	(671,000)	(671,000)
Exercise of stock options	272,388	27	580,934	—	—	—	—	—	580,961
Retirement of treasury stock	(91,500)	(9)	(174,991)	(496,000)	—	—	50,000	671,000	—

Balance, December 31, 2002	16,896,514	1,689	15,970,215	25,742,041	(3,417,160)	—	—	—	38,296,785
Net income	—	—	—	23,946,357	—	—	—	—	23,946,357
Distributions to shareholders	—	—	—	(12,130,000)	—	—	—	—	(12,130,000)
Issuance of common stock	5,984	1	50,201	—	—	—	—	—	50,202
Payment of notes receivable from shareholders	—	—	—	—	358,769	—	—	—	358,769
Unrealized loss on interest rate swap agreement	—	—	—	—	—	$(37,058)	—	—	(37,058)
Purchase of treasury stock, at cost	—	—	—	—	709,800	—	(70,000)	(1,231,085)	(521,285)
Exercise of stock options	507,522	51	1,305,234	—	(296,570)	—	—		1,008,715
Retirement of treasury stock	(128,100)	(13)	(709,852)	(521,220)	—	—	70,000	1,231,085	—

Balance, December 31, 2003	17,281,920	$1,728	$16,615,798	$37,037,178	$(2,645,161)	$(37,058)	—	$—	$50,972,485
Net income				10,278,384					10,278,384
Distributions to shareholders				(3,181,654)					(3,181,654)
Payment of notes receivable from shareholders					82,813				82,813
Unrealized loss on interest rate swap agreement						$(10,273)			(10,273)
Exercise of stock options	740,204	74	1,756,143						1,756,217

Balance March 31, 2004 (unaudited)	18,022,124	$1,802	$18,371,941	$44,133,908	$(2,562,348)	$(47,331)	0	$0	$59,897,972

The accompanying notes are an integral part of the Consolidated Financial Statements.

RADIATION THERAPY SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Organization

      Radiation Therapy Services, Inc. and its consolidated subsidiaries (the Company) develops and operates radiation therapy centers that provide radiation treatment to cancer patients in Alabama, Delaware, Florida, Kentucky, Maryland, Nevada, New York, and North Carolina.

2. Summary of Significant Accounting Policies

Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company’s direct or indirect ownership of a majority interest and exclusive rights granted to the Company as the general partner of such entities.

       In December 2003, the Financial Accounting Standards Board revised Interpretation No. 46R (FIN No. 46R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which requires that companies consolidate variable interest entities if they are the primary beneficiaries of the activities of those entities. Companies are generally required to apply FIN No. 46R immediately for all variable interest entities created after January 31, 2003 and by the end of the first quarter 2004 for all other entities for which it is the primary beneficiary. The Company provides administrative services for a fee to certain radiation oncology practices in certain states with laws that prohibit business corporations from providing, or holding themselves out as providers of, medical care. Fees are based upon the estimated costs of the services performed plus a profit margin. As of December 31, 2003, the Company operated in these states providing administrative services for a fee to radiation oncology practices pursuant to long-term management agreements ranging from 20 to 25 years. Pursuant to the administrative services agreements, the radiation oncology practices are each solely responsible for all aspects of the practice of medicine and patient care as defined by their respective state. The Company provides administrative and other support services.

       During 2003, the Company determined that these radiation oncology practices are variable interest entities as defined by FIN No. 46R, and that it has a variable interest in each of these practices through its administrative services agreements. The Company also determined that through its variable interests in these practices, it would absorb a majority of the net losses, if they occur.

       Based on these determinations, the Company included the radiation oncology practices in its consolidated financial statements as of and for the year ended December 31, 2003 and restated prior years to conform to the current year presentation. The result of the consolidation is an increase in revenue and a corresponding increase in expenses and minority interest, thereby resulting in no impact on net income, earnings per share or cash flows. All significant intercompany accounts and transactions within the Company have been eliminated.

Unaudited Interim Consolidated Financial Statements

       The accompanying unaudited consolidated balance sheet as of March 31, 2004 and the related unaudited consolidated statements of income and comprehensive income and cash flows for the three months ended March 31, 2003 and March 31, 2004, and the unaudited consolidated statement of shareholders’ equity for the three months ended March 31, 2004 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim results have been included.

       The unaudited interim consolidated financial statements should be read in conjunction with the audited December 31, 2003 consolidated financial statements appearing herein. The results of the three months ended March 31, 2004 may not be indicative of operating results for the full year.

Accounting Changes

       Effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which resulted in a cumulative effect of an accounting change of $407,923 for the year ended December 31, 2001.

       Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which resulted in a cumulative effect of an accounting change of $963,293 for the year ended December 31, 2002.

       During 2003, the Company adopted the provisions of FIN 46R and consolidated certain entities that were previously not consolidated. The result of the consolidation is an increase in revenues and corresponding increases in expenses and minority interests. The consolidation had no impact on net income, earnings per share, or cash flows.

Net Patient Service Revenue and Allowances for Contractual Discounts

       The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. Net patient service revenue is reported at the estimated net realizable amounts due from patients, third-party payors and others for services rendered. Net patient service revenue is recognized as services are provided. Medicare and other governmental programs reimburse physicians based on fee schedules, which are determined by the related government agency. The Company also has agreements with managed care organizations to provide physician services based on negotiated fee schedules. Accordingly, the revenues reported in the Company’s consolidated financial statements are recorded at the amount that is expected to be received.

       The Company derives a significant portion of its revenues from Medicare, Medicaid, and other payors that receive discounts from its standard charges. The Company must estimate the total amount of these discounts to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating regular review and assessment of the estimation process by management. Changes in estimates related to the allowance for contractual discounts affect revenues reported in the Company’s consolidated statement of income and comprehensive income.

       During 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited), approximately 53%, 54%, 55%, 58% and 59% respectively, of net patient service revenue related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, the Company is potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that estimates will change by a material amount in the near term.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in estimated allowances for contractual adjustment resulted in an increase in net patient service revenue of $1,150,000 for the year ended December 31, 2001. No material changes in estimates occurred for the years ended December 31, 2002 and 2003 or the three months ended March 31, 2003 and 2004.

Cost of Revenues

      The cost of revenues for each of the years ended December 31, 2001, 2002 and 2003, are approximately $44,143,000, $63,819,000, $79,816,000, $18,673,000 and $22,455,000, and for the three months ended March 31, 2003, and 2004 (unaudited) respectively.

Accounts Receivable and Allowances for Uncollectible Accounts

       Accounts receivable in the accompanying consolidated balance sheets are reported net of estimated allowances for uncollectible accounts and contractual adjustments. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payors and patients. To provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for uncollectible accounts to reduce the carrying value of such receivables to their estimated net realizable value. Approximately $8,100,000 and $9,100,000 of accounts receivable were due from the Medicare and Medicaid programs at December 31, 2002 and 2003, respectively. The credit risk for other concentrations of receivables is limited due to the large number of insurance companies and other payors that provide payments for services. Management does not believe that there are any other significant concentrations of revenues from any particular payor that would subject the Company to any significant credit risk in the collection of its accounts receivable.

      The amount of the provision for doubtful accounts is based upon management’s assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental healthcare coverage and other collection indicators. The primary tool used in management’s assessment is an annual, detailed review of historical collections and write-offs of accounts receivable. The results of the detailed review of historical collections and write-offs experience, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period. Accounts receivable are written off after collection efforts have been followed in accordance with the Company’s policies.

      A summary of the activity in the allowance for uncollectible accounts is as follows:

				Three Months
	Year Ended December 31,			Ended
				March 31,
	2001	2002	2003	2004

				(unaudited)
Balance, beginning of year	$6,027,860	$6,283,949	$6,864,807	$6,983,290
Additions charged to provision for bad debts	2,017,885	3,364,538	3,374,587	1,361,357
Accounts receivable written off (net of recoveries)	(1,761,796)	(2,783,680)	(3,256,104)	(1,061,981)

Balance, end of year	$6,283,949	$6,864,807	$6,983,290	7,282,666

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangible Assets

       Goodwill represents the excess purchase price over the estimated fair market value of net assets acquired by the Company in business combinations. On June 29, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, which changed the accounting for goodwill and intangible assets. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Prior to the adoption of SFAS No. 142, goodwill had been amortized on a straight-line basis over 25 years through December 31, 2001. The Company adopted SFAS No. 142 effective January 1, 2002.

       The Company completed its transitional impairment test under SFAS No. 142 as of January 1, 2002, based on projected cash flows of the business. Due to an increase in competition and the presence of capitation arrangements with third party payors, operating profits and cash flows were lower than expected for certain locations. Based on the earnings forecast for these markets, a goodwill impairment loss of $963,293 was recognized. The impairment loss resulting from the transitional impairment test was recorded as a cumulative effect of a change in accounting principle for the year ended December 31, 2002. Subsequent impairment losses, if any, will be reflected in income before minority interests. For the year ended December 31, 2003, the Company recorded an impairment loss of $284,491 due to increased competition in a specific practice within a regional market.

       Intangible assets consist of noncompete agreements and are amortized over the life of the agreement (which typically ranges from five to ten years) using the straight-line method.

Interest Rate Swap Agreements

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through operating results. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through operating results or recognized in other comprehensive income until the hedged item is recognized in operating results. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of $407,923 being recognized as a decrease in net income in the consolidated statements of income and comprehensive income.

       The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate Senior Credit Facility (see Note 8). The interest rate swap agreements are contracts to exchange floating rates interest payments for fixed interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amount of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized in interest expense in the consolidated statements of income. The related accrued receivable or payable is included in other assets or accrued expenses.

       On March 31, 2003, the Company entered into an interest rate swap agreement to hedge the effect of changes in interest rates on a portion of its floating rate Senior Credit Facility (Note 8). The Company has designated this derivative financial instrument as a cash flow hedge (i.e., the interest rate swap agreement hedges the exposure to variability in expected future cash flows that is attributable to a particular risk). The notional amount of the swap agreement is $6.6 million. The effect of this agreement is to fix the interest rate exposure to 2.03% plus a margin on $6.6 million of the Company’s Senior Credit Facility. The

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest rate swap agreement expires in March 2005. The fair value of the interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counter parties. The fair value of the Company’s interest rate swap agreements at December 31, 2003 is a liability of $37,058 and is included in accrued expenses in the accompanying consolidated balance sheets.

Professional and General Liability Claims

       The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment, employment practices and personal injuries. To cover these types of claims, the Company maintains general liability and professional liability insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that the Company believes to be sufficient for its operations, although, potentially, some claims may exceed the scope of coverage in effect. The Company expenses an estimate of the costs it expects to incur under the self-insured retention exposure for general and professional liability claims. Prior to October 2003, the Company maintained insurance for individual malpractice claims up to $3 million and aggregated claims up to $5 million on a claims made basis. Effective October 2003, the Company maintained insurance for the majority of its physicians up to $1 million on individual malpractice claims and $3 million on aggregated claims on a claims made basis. Effective October 2003, the Company purchased medical malpractice insurance from an insurance company owned by certain of the Company’s shareholders. The Company’s reserves for professional and general liability claims are based upon independent actuarial calculations, which consider historical claims data, demographic considerations, severity factors, industry trends and other actuarial assumptions in determination of reserve estimates.

       Actuarial calculations include a large number of variables that may significantly impact the estimate of ultimate losses that are recorded during a reporting period. Professional judgment is used by the actuary in determining the loss estimate, by selecting factors that are considered appropriate by the actuary for the Company’s specific circumstances. Changes in assumptions used by the Company’s actuary with respect to demographics, industry trends and judgmental selection of factors may impact the Company’s recorded reserve levels.

       The reserve for professional and general liability claims as of the balance sheet date reflects the current estimate of all outstanding losses, including incurred but not reported losses, based upon actuarial calculations. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances. The reserve for professional liability claims was $571,000, $1,215,000, $571,000 and $1,215,000 at December 31, 2002, 2003 and March 31, 2003 and 2004 (unaudited) respectively.

Minority Interest in Consolidated Entities

       The Company currently maintains a 90% equity interest in two treatment center facilities in Northwest Baltimore, Maryland and Louisville, Kentucky. Since the Company controls more than 50% of the voting interest in these facilities, the Company consolidates the treatment centers. The 10% minority interest represents the equity interests of outside investors in the equity and results of operations of the consolidated entities.

       In addition, in accordance with FIN No. 46R, the Company consolidates certain radiation oncology practices where the Company provides administrative services pursuant to long-term management agreements. The minority interests in these entities represent the interests of the physician owners of the oncology practices in the equity and results of operations of the consolidated entities.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

       The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

       Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Inventories

       Inventories consist of parts and supplies used for repairs and maintenance of equipment owned or leased by the Company. Inventories are valued at the lower of cost or market. The cost of parts and supplies is determined using the first-in, first-out method.

Property and Equipment

       Property and equipment are recorded at historical cost less accumulated depreciation and are depreciated over their estimated useful lives utilizing the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the life of the lease. Amortization of leased assets is included in depreciation and amortization in the accompanying consolidated statements of income and comprehensive income. Expenditures for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments are capitalized.

       Major asset classifications and useful lives are as follows:

Buildings and leasehold improvements	39 years
Office, computer and telephone equipment	5-10 years
Medical and medical testing equipment	5-10 years
Automobiles and vans	5 years

       The weighted average useful life of medical and medical testing equipment is 8.7 years.

       The Company evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows, in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Fair value estimates are derived from independent appraisals, established market values of comparable assets, or internal calculations of estimated future net cash flows. The Company’s estimates of future cash flows are based on assumptions and projections it believes to be reasonable and supportable. The Company’s assumptions take into account revenue and expense growth rates, patient volumes, changes in payor mix, changes in legislation and other payor payment patterns. These assumptions vary by type of facility.

New Pronouncements

       In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative instruments and hedging activities. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003. The implementation of SFAS No. 149 had no impact on the Company’s consolidated financial statements for 2003 and the Company does not expect SFAS No. 149 to have a material impact on its future results of operations or financial position.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The implementation of SFAS No. 150 had no impact on the Company’s consolidated financial statements for 2003 and the Company does not expect SFAS No. 150 to have a material impact on its future results of operations or financial position.

Comprehensive Income

       Comprehensive income consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under accounting principles generally accepted in the United Sates are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive loss is composed of unrealized losses on an interest rate swap agreement accounted for as a cash flow hedge. This loss reduced shareholders’ equity on a cumulative basis by $37,058 and $10,273 as of December 31, 2003 and March 31, 2004 (unaudited), respectively.

Income Taxes

       The Company is a Subchapter S corporation under the provisions of the Internal Revenue Code, whereby income, losses and tax credits pass directly to the shareholders. Accordingly, the consolidated financial statements do not include a provision for income taxes. The Company intends to make an initial public offering (the “Offering”) of shares of its authorized but unissued common stock, par value $.0001 per share, and upon completion thereof, the Company’s S corporation status will terminate and the Company will become responsible for federal and state income taxes. The Company also will change its method of accounting for income taxes from the cash basis to the accrual method, and the corresponding adjustment will be included in taxable income over a period not to exceed four years.

Stock-Based Compensation

       The Company maintains a Stock Option Plan (the Plan), which is described more fully in Note 12.

       SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair value based method of accounting for an employee stock option or similar equity instrument. SFAS No. 123 gives entities a choice of recognizing related compensation expense by adopting the fair value method or continuing to measure compensation using the intrinsic value approach established under Accounting Principles Board Opinion No. 25. The Company accounts for stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, no compensation cost has been recognized for the Incentive Stock Options issued under the Plan or the Nonqualified Stock Options, since options were issued with an exercise price equal to the fair value of the stock on the date of grant. Had compensation cost for these options been determined based

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on the fair value at the grant date according to the provisions of SFAS No. 123, the Company’s pro forma net income and net income per common share would have been the following:

				For the Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net income, as reported	$11,656,693	$19,291,709	$23,946,357	$8,577,682	$10,278,384
Deduct: total stock-based employee compensation expense determined under fair value based methods for all awards	(378,939)	(353,253)	(255,994)	(63,999)	(30,075)

Pro forma net income	$11,277,754	$18,938,456	$23,690,363	$8,513,683	$10,248,309

Net income per common share:
Basic — as reported	$0.71	$1.16	$1.41	$0.51	$0.59

Basic — pro forma	$0.69	$1.14	$1.40	$0.50	$0.59

Diluted — as reported	$0.66	$1.06	$1.30	$0.47	$0.55

Diluted — pro forma	$0.64	$1.04	$1.29	$0.46	$0.55

Pro forma weighted average common shares outstanding — basic	16,364,574	16,653,542	16,974,471	16,965,648	17,444,098

Pro forma weighted average common and common equivalent shares outstanding — diluted	17,629,920	18,166,181	18,394,409	18,334,874	18,519,596

Weighted average fair value of option grants	$2.83	$2.41	$—	$—	$—

       The fair value of each option grant was estimated on the date of grant using the Minimum Value option pricing model with the following assumptions: risk free interest rate of 4.9%, and 3.14% for December 31, 2001 and 2002, respectively; no dividend yield; expected life of 6.8, and 6.4 years, for December 31, 2001 and 2002 respectively; and volatility of 0% for December 31, 2001 and 2002, respectively. No options were granted in 2003 or in the three month period ended March 31, 2004.

Fair Value of Financial Instruments

       The carrying values of the Company’s financial instruments, which include cash, accounts receivable and accounts payable, approximate their fair values due to the short-term maturity of these instruments.

       The majority of the Company’s long-term debt has a floating interest rate and, therefore, the carrying amount approximates fair value at December 31, 2002 and 2003.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

       Certain amounts from the prior years have been reclassified to conform with the current year presentation. Such reclassifications had no impact on net income as previously reported.

Segments

       The Company’s business of providing healthcare services to patients comprises a single reportable operating segment under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

3. Net Income Per Common Share

       Diluted earnings per common and common equivalent share have been computed by dividing net income by the weighted average common and common equivalent shares outstanding during the periods. The weighted average common and common equivalent shares outstanding have been adjusted to include the number of shares that would have been outstanding if vested “in the money” stock options had been exercised, at the average market price for the period, with the proceeds being used to buy back shares (i.e., the treasury stock method). Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. The following is a reconciliation of the denominator of basic and diluted earnings per share (EPS) computations shown on the face of the accompanying consolidated financial statements:

	December 31,			March 31

	2001	2002	2003	2003	2004

				(unaudited)
Weighted average common shares outstanding — basic	16,364,574	16,653,542	16,974,471	16,965,648	17,444,098
Effect of dilutive options	1,379,064	1,611,640	1,496,409	1,380,636	1,081,418

Weighted average common and common equivalent shares outstanding — diluted	17,743,638	18,265,182	18,470,880	18,346,284	18,525,516

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Property and Equipment

       Property and equipment consist of the following:

	December 31,

	2002	2003

Land	$4,658,618	$4,518,618
Buildings and leasehold improvements	25,754,688	27,718,589
Office, computer and telephone equipment	6,108,084	7,792,178
Medical and medical testing equipment	40,723,901	51,569,967
Automobiles and vans	1,273,080	1,488,551

	78,518,371	93,087,903
Less accumulated depreciation	(26,282,539)	(28,852,215)

	52,235,832	64,235,688
Construction in progress	1,563,494	1,333,464

	$53,799,326	$65,569,152

5. Capital Lease Arrangements

       The Company is the lessor of medical equipment under various capital lease arrangements. The lease terms are for seven years, at which time the lessee can purchase the equipment at an agreed upon amount.

       The components of the investment in sales-type leases are as follows:

	December 31,

	2002	2003

Minimum lease receivable	$3,608,138	$2,931,036
Less unearned interest income	(673,135)	(450,680)

Net investment in sales-type leases	2,935,003	2,480,356
Less current portion	(536,413)	(597,112)

	$2,398,590	$1,883,244

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The aggregate amount of scheduled payments on lease receivables consist of the following at December 31, 2003:

2004	$793,206
2005	793,206
2006	727,640
2007	456,894
2008	134,850
Thereafter	25,240

$2,931,036

       The Company leases certain equipment and leasehold improvements under agreements, which are classified as capital leases. These leases have bargain purchase options at the end of the original lease terms. Capital leased assets included in property and equipment are as follows:

	December 31,

	2002	2003

Leasehold improvements	$1,170,764	$—
Equipment	4,116,840	5,795,747

	5,287,604	5,795,747
Less accumulated depreciation	(2,306,487)	(402,633)

	$2,981,117	$5,393,114

6. Goodwill and Intangible Assets

       Intangible assets consist of the following:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Noncompete agreements	$1,427,927	$1,667,926	$1,042,550
Less accumulated amortization	(795,754)	(949,968)	(366,656)

	$632,173	$717,958	$675,894

       Amortization expense relating to intangible assets was approximately $94,000, $132,000, and $154,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

       Estimated future amortization expense is as follows at December 31, 2003:

For year ended December 31, 2004	$168,256
For year ended December 31, 2005	168,256
For year ended December 31, 2006	150,756
For year ended December 31, 2007	138,256
For year ended December 31, 2008	64,681

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The changes in the carrying amount of goodwill are as follows:

				Three Months
	Year Ended December 31,			Ended
				March 31,
	2001	2002	2003	2004

				(unaudited)
Balance, beginning of year	$10,645,114	$10,496,399	$16,956,232	$24,915,162
Goodwill recorded during the year	446,530	7,423,126	8,243,421	—
Impairment losses	—	(963,293)	(284,491)	—
Amortization expense	(595,245)	—	—	—

Balance, end of year	$10,496,399	$16,956,232	$24,915,162	$24,915,162

       The following table represents the impact of the adoption of SFAS No. 142:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net income, as reported	$11,656,693	$19,291,709	$23,946,357	$8,577,682	$10,278,384
Goodwill amortization	595,245	—	—	—	—

Adjusted net income	$12,251,938	$19,291,709	$23,946,357	$8,577,682	$10,278,384

Basic earnings per share:
Reported net income	$0.71	$1.16	$1.41	$0.51	$0.59
Goodwill amortization	0.04	—	—	—	—

Adjusted net income	$0.75	$1.16	$1.41	$0.51	$0.59

Diluted earnings per share:
Reported net income	$0.66	$1.06	$1.30	$0.47	$0.55
Goodwill amortization	0.03	—	—	—	—

Adjusted net income	$0.69	$1.06	$1.30	$0.47	$0.55

7. Acquisitions

       Effective May 2001, the Company acquired the operations and medical and office equipment of a radiation center in Fort Walton Beach, Florida. The Company determined that the purchase provided an entry into the North Florida area with the potential to add value in providing advanced treatment services to the community. The acquisition was accounted for as a purchase. The purchase price was approximately $1,400,000 and was paid in cash. The purchase price was allocated to tangible assets of $803,500, $150,000 as a noncompete agreement amortized over five years and goodwill of $446,500.

       Effective January 2002, the Company acquired the operations and assets of six radiation therapy centers in western North Carolina. The Company determined that the North Carolina region is a favorable marketplace due to the existing laws in the state, which require a Certificate of Need (CON) in order to provide healthcare services. The CON provides a level of protection from new competitors entering the

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

marketplace. The acquisition was accounted for as a purchase. The fair value of the assets acquired, including intangible assets, was approximately $10,900,000. The purchase price was allocated to tangible assets of $3,102,000; $375,000 as a noncompete amortized over seven years and goodwill of $7,423,000. The consideration given for the acquisition included $7,450,000 cash, 54,142 shares of the Company’s stock valued at $300,000, $150,000 of direct acquisition costs, and $3,000,000 in notes payable to the seller ($2,000,000 due in 2003 and $1,000,000 due in 2004). In addition to the $10,900,000, the purchase arrangement included a $1,000,000 deferred purchase price contingent on maintaining a level of patient treatments, payable one year from the date of closing. In January 2003, the Company paid the deferred purchase price, as the patient levels were maintained, resulting in an increase to goodwill of $1,000,000.

       Effective July 2003, the Company acquired the assets of a radiation therapy center in western North Carolina. The purchase price was approximately $1,200,000 and was paid in cash. The purchase price was allocated to tangible assets of $225,000, and goodwill of $975,000.

       Effective August 2003, the Company acquired the operations and assets of a radiation therapy center in Key West, Florida. The purchase price was approximately $285,000 and was paid in cash. The purchase price was allocated to tangible assets of $45,000, and $240,000 as a non-compete amortized over five years.

       Effective September 2003, the Company acquired the operations and assets of two radiation therapy centers and purchased a 90% investment interest in a third radiation therapy center in Kentucky. The Company determined that the purchases of the three radiation therapy centers provided an entry into the Midwest with the potential to add value in providing advanced treatment services to the community. The purchase price was approximately $6,358,000 and was paid in cash. The purchase price was allocated to tangible assets of $2,775,000 and goodwill of $3,583,000.

       Effective December 2003, the Company acquired the operations and assets of a radiation therapy center in Dothan, Alabama. The Company determined that the Alabama region is a favorable marketplace due to the existing laws in the state, which require a CON in order to provide healthcare services. The CON provides a level of protection from new competitors entering the marketplace. The purchase price was approximately $3,236,000 and was paid in cash. The purchase price was allocated to tangible assets of $551,000 and goodwill of $2,685,000.

Allocations of Purchase Price

       The above acquisitions were accounted for using the purchase method of accounting. The purchase prices of these transactions were allocated to the assets acquired and liabilities assumed based upon their respective fair values. The operations of the foregoing acquisitions have been included in the accompanying consolidated statements of income and comprehensive income from the respective dates of acquisition. The following table summarizes the allocations of the aggregate purchase price of the acquisitions, including assumed liabilities and direct transaction costs.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2002	2003

Fair value of assets acquired excluding cash:
Accounts receivable, net	$—	$—	$444,000
Inventories	—	160,000	15,000
Other current assets	—	9,000	35,000
Other non-current assets	—	—	120,000
Property and equipment	803,500	2,933,000	3,256,000
Intangible assets	150,000	375,000	240,000
Goodwill	446,500	8,423,000	7,243,000
Current liabilities	—	—	(100,000)
Minority interest	—	—	(174,000)

	$1,400,000	$11,900,000	$11,079,000

8. Long-Term Debt

       The Company is obligated under long-term debt agreements as follows:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
$135,000,000 Senior Credit Facility with interest rates at LIBOR or prime plus applicable margin, collateralized by substantially all of the Company’s assets. At December 31, 2002 and 2003, interest rates were at LIBOR and prime plus applicable margin, ranging from 3.66% to 5.0% and 3.14% to 4.50%, respectively, due at various maturity dates through April 2007	$47,680,000	$51,927,000	$90,062,000
Note payable to related parties, uncollateralized, with interest payable monthly at prime, due on demand with 60 days notice	569,000	569,000	569,000
Notes payable to shareholders, uncollateralized, with an interest rate at 8%, due at various maturity dates through December 2004	1,465,491	1,465,491	1,465,491
Capital leases payable with various monthly payments plus interest at rates ranging from 4.1% to 8.82%, due at various maturity dates through December 2008 and collateralized by leasehold improvements and medical equipment with a net book value of $2,981,117 and $5,393,114 at December 31, 2002 and 2003, respectively	627,189	5,337,254	6,940,798
Seller financing note payable with quarterly interest payments at Prime (4.25% at December 31, 2002), due January 2004, collateralized by the assets of the radiation centers in western North Carolina	1,000,000	—	—
Note payable to a former shareholder for the purchase of shares, uncollateralized with quarterly interest payments at prime (4.00% at December 31, 2003), due August 2006	—	512,442	512,442

	51,341,680	59,811,187	99,549,731

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Less current portion	(6,184,029)	(8,065,406)	(10,367,211)

	$45,157,651	$51,745,781	$89,182,520

       Maturities under the obligations described above are as follows at December 31, 2003:

2004	$8,065,406
2005	6,085,120
2006	6,654,826
2007	38,092,100
2008	913,735
Thereafter	—

$59,811,187

       At December 31, 2002 and 2003, the prime interest rate was 4.25% and 4.00%, respectively.

       In December 2003, the Company refinanced the Senior Credit Facility, extended the maturity to April 15, 2007, increased the availability of the commitment and modified certain covenant and other provisions. The restated Senior Credit Facility provides for $95 million in availability consisting of a $70 million revolving line of credit of which $41,523,000 was unused as of December 31, 2003 and a $25 million term loan with quarterly repayment obligations of $1.25 million.

       This restated Senior Credit Facility matures on April 15, 2007 and borrowings under this facility bear interest at either the LIBOR or Prime plus various applicable margins ranging from 25 basis points to 250 basis points, which are based upon financial covenant ratio tests. The Senior Credit Facility includes various restrictive covenants, including restrictions on certain types of additional indebtedness, investments, asset sales, capital expenditures, dividends, contingent obligations, transactions with affiliates, changes in corporate structure, and fundamental changes. The covenants also require maintenance of various ratios regarding leverage levels and debt service coverage.

9. Joint Ventures

       In June 1998, the Company entered into a joint venture with a hospital for the ownership of assets used for the delivery of radiation oncology services. The Company currently owns 37% of the joint venture entity and provides certain administrative and technical services to the hospital which operates the radiation therapy program. The hospital owns 55.5% of the joint venture entity.

       In June 2001, the Company entered into a joint venture with a freestanding center. The Company owns 50% of the joint venture entity and provides certain administrative and technical services to the center.

       The Company utilizes the equity method to account for its investments in the joint ventures. At December 31, 2002 and 2003, the Company’s investments in the joint ventures were approximately $1.2 million.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The condensed financial position and results of operations of the joint venture entities are as follows:

	December 31,

	2002	2003

Total assets	$7,234,688	$6,763,516

Liabilities	$3,988,802	$3,499,744
Shareholders’ equity	3,245,886	3,263,772

Total liabilities and shareholders’ equity	$7,234,688	$6,763,516

	Year Ended December 31,

	2001	2002	2003

Revenues	$1,382,224	$3,077,206	$3,081,333
Expenses	1,436,618	3,026,926	3,063,447

Net income (loss)	$(54,394)	$50,280	$17,886

       A summary of the changes in the equity investment in the joint ventures is as follows:

Balance at January 1, 2001	$1,147,000
Investment contribution in joint ventures	75,000
Equity interest in net loss of joint ventures	(27,197)

Balance at December 31, 2001	1,194,803
Equity interest in net income of joint ventures	25,140

Balance at December 31, 2002	1,219,943
Equity interest in net income of joint ventures	8,943

Balance at December 31, 2003	1,228,886

Equity interest in net income of joint ventures	65,707

Balance at March 31, 2004 (unaudited)	$1,294,593

10. Commitments and Contingencies

Letter of Credit

       The Company issued to the lessor of one of its treatment centers an unconditional and irrevocable letter of credit in the amount of $300,000 to serve as security for the performance of the assignees’ obligations under the lease.

Lease Commitments

       The Company is obligated under various operating leases for office space and medical equipment. Total lease expense incurred under these leases was approximately $2,433,000, $4,870,000, and $6,355,000 for the years ended December 31, 2001, 2002 and 2003, respectively (see Note 13).

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Future fixed minimum annual lease commitments are as follows at December 31, 2003:

		Less
		Sublease	Net Rental
	Commitments	Rentals	Commitments

2004	$6,863,360	$548,041	$6,315,319
2005	6,375,156	564,483	5,810,673
2006	6,380,100	581,417	5,798,683
2007	5,332,931	598,860	4,734,071
2008	4,773,835	616,825	4,157,010
Thereafter	19,780,488	3,443,445	16,337,043

	$49,505,870	$6,353,071	$43,152,799

Concentrations of Credit Risk

       Financial instruments, which subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank accounts with highly rated financial institutions. These accounts may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company grants credit, without collateral, to its patients, most of whom are local residents. Concentrations of credit risk with respect to accounts receivable relate principally to third-party payors, including managed care contracts, whose ability to pay for services rendered is dependent on their financial condition.

Legal Proceedings

       The Company is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management, based on advice of legal counsel, that such litigation and claims will be resolved without material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Acquisitions

       The Company has acquired and plans to continue acquiring businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company institutes policies designed to conform practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Employment Agreements

       The Company is party to employment agreements with several of its employees that provide for annual base salaries, targeted bonus levels, severance pay under certain conditions and certain other benefits.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shareholder Purchase Agreements

       The Company is obligated to obtain and maintain insurance policies on the lives of certain shareholders. Upon the death of the shareholders, the insurance proceeds received by the Company would be used to purchase the outstanding shares of the deceased shareholder. The purchase price of the stock is based on a predetermined multiple of earnings before interest, income taxes, depreciation and amortization of the Company. The Company believes it currently has adequate insurance coverage to meet the purchase price requirement of the shareholders’ interests.

Common Stock and Stock Option Purchase Commitment

       The Company is obligated to pay an employee the fair market value of the shares owned by him or his heirs and his vested options, if the individual’s employment is terminated for other than defined limited events. At December 31, 2003, the amount that would be payable to the employee was approximately $2.9 million, payable with interest in 12 quarterly installments.

Asset Purchase Commitment

       In September 2003, the Company entered into an agreement with the sellers of the Kentucky radiation centers (See Note 7) to purchase certain real property in connection with the acquisition of the radiation center assets. The sellers have 180 days from the time of the resolution of certain defined limited events to offer the sale of the real property to the Company. The value of the real property is approximately $825,000.

11. Retirement Plan

       The Company has a defined contribution retirement plan under Section 401(a) of the Internal Revenue Code (the Retirement Plan). The Retirement Plan allows all full-time employees after one year of service to defer a portion of their compensation on a pre-tax basis through contributions to the Retirement Plan. The Company matches a portion of these contributions based upon the employee’s length of service. The Company’s matching contribution for the years ended December 31, 2001, 2002 and 2003 was $275,000, $288,000, and $400,000, respectively.

12. Stock Purchase and Option Plans

Stock Purchase Agreements

       The Company periodically enters into stock purchase agreements with certain employees. In August 1997, the Company entered into stock purchase agreements with two key employees and an officer. The Company issued a total of 986,044 shares of common stock and received noninterest-bearing notes in the amount of $1,885,877 due at various dates through August 31, 2009. During 1999, the Company issued 475,800 shares of common stock and received notes in the amount of $1,392,500 due at various dates through May 31, 2004. During 2001, the Company issued 45,750 shares of common stock and received notes in the amount of $176,900 due at various dates through January 5, 2007. During 2002, the Company issued 256,200 shares of common stock and received notes in the amount of $1,419,600 due at various dates through April 15, 2010. During 2003, the Company issued 86,010 shares of common stock for the exercise of an employee’s stock options and received a note in the amount of $296,750 due January 5, 2007. The notes are presented in the shareholders’ equity section of the consolidated balance sheets as a reduction in shareholders’ equity.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Plan

       In August 1997, the Board of Directors approved and adopted the 1997 Stock Option Plan (the Plan). The Plan, as amended in July 1998, authorizes the issuance of options to purchase up to 3,660,000 shares of the Company’s common stock. Under the Plan, options to purchase common stock may be granted until August 2007. Options generally are granted at fair market value of the common stock at the date of grant, are exercisable in installments beginning one year from the date of grant, vest on average over five years and expire ten years after the date of grant. The Plan provides for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the Company. The Plan permits the issuance of either Incentive Stock Options or Nonqualified Stock Options.

       Incentive Stock Options may be granted to key employees, including officers, directors and other selected employees. The exercise price of each option must be 100% of the fair market value of the common stock on the date of grant (110% in the case of shareholders that own 10% or more of the outstanding common stock). Nonqualified Stock Options may be granted under the Plan or otherwise to officers, directors, consultants, advisors and key employees. The exercise price of each option must be at least 85% of the fair market value of the common stock on the date of grant.

       At December 31, 2003, the number of options outstanding were 185,320 for Nonqualified Stock Options and 1,525,399 for Incentive Stock Options. Under the Plan, there were 1,107,862 shares of common stock reserved for future grants as of December 31, 2003.

       Transactions are summarized as follows:

		Weighted
	Number of	Average
	Stock	Exercise
	Options	Price

Outstanding at January 1, 2001	2,580,294	$2.54
Granted	27,450	5.54
Exercised	(54,900)	1.91
Forfeited	(28,156)	1.91

Outstanding at December 31, 2001	2,524,688	2.58
Granted	32,940	7.33
Exercised	(272,388)	2.13

Outstanding at December 31, 2002	2,285,240	2.71
Exercised	(514,131)	2.57
Forfeited	(60,390)	3.45

Outstanding at December 31, 2003	1,710,719	$2.72

Shares exercisable at December 31, 2001	1,352,165	$2.40

Shares exercisable at December 31, 2002	1,557,508	$2.50

Shares exercisable at December 31, 2003	1,318,303	$2.58

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Exercise prices for options outstanding as of December 31, 2003 ranged from $1.91 to $7.33. The following table provides certain information with respect to stock options outstanding at December 31, 2003:

			Weighted
		Weighted	Average
	Stock	Average	Remaining
	Options	Exercise	Contractual
Range of Exercise Prices	Outstanding	Price	Life

$1.91 – $2.80	1,330,079	$2.49	5.3
$3.01	320,250	3.01	5.9
$5.54 – $7.33	60,390	6.52	8.1

	1,710,719	$2.72	5.5

       The following table provides certain information with respect to stock options exercisable at December 31, 2003:

		Weighted
	Stock	Average
	Options	Exercise
Range of Exercise Prices	Exercisable	Price

$1.91 – $2.80	1,064,839	$2.40
$3.01	233,334	3.01
$5.54 – $7.33	20,130	7.33

	1,318,303	$2.58

       In April 2004, the Board of Directors adopted the 2004 stock incentive plan which provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and restricted stock units, stock appreciation rights and performance shares. The Company has reserved 2,000,000 shares of common stock for issuance under the 2004 stock incentive plan. The shares reserved for issuance under the 2004 stock incentive plan include shares returned to the 1997 stock option plan as a result of termination of options or the repurchase of shares issued under the 1997 stock option plan and annual increases in the number of shares available for issuance on the first day of each fiscal year beginning with fiscal year 2005 and ending after fiscal year beginning in 2009, equal to the lesser of 5% of the outstanding shares of common stock on the first day of the fiscal year, 1,000,000 shares or an amount determined by the Board of Directors.

13. Related Party Transactions

       The Company purchases nuclear medical and pharmacological supplies from a company which is majority-owned by certain of the Company’s shareholders. Purchases by the Company from this company were approximately $174,000, $859,000, and $671,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $150,000 and $249,000 as of March 31, 2003 and 2004 (unaudited).

       The Company leases certain of its treatment centers and other properties from partnerships which are majority-owned by certain of the Company’s shareholders. These related party leases have expiration dates through May 31, 2016 and they provide for annual lease payments ranging from approximately

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$30,000 to $392,000. The aggregate lease payments the Company made to the entities owned by these related parties were approximately $1,200,000, $1,853,000, $2,325,000, $380,000, and $476,000 in 2001, 2002, 2003 for the three months ended March 31, 2003 and 2004 (unaudited), respectively.

       In October 1999, the Company entered into a sublease arrangement with a partnership which is owned by certain of the Company’s shareholders to lease space to the partnership for an MRI center in Mount Kisco, New York. Sublease rentals paid by the partnership to the landlord were approximately $265,000, $497,000, $569,000 and $141,000, and $133,000 during 2001, 2002, 2003 for the three months ended March 31, 2003 and 2004 (unaudited), respectively.

       The Company provided funds to an MRI entity, which is owned by certain of the Company’s shareholders. The funds were for start-up costs and monthly charges for the allocated costs of certain staff who perform services on behalf of the MRI entity. The balance due from the MRI entity was approximately $41,000 and $87,000 at December 31, 2002 and 2003, respectively and $116,000 at March 31, 2004 (unaudited).

       At December 31, 2003, the Company has uncollateralized notes receivable totaling $662,168 from related parties, with quarterly payments plus interest at prime due November 15, 2008.

       The Company provides medical equipment sales to radiation treatment centers in Argentina, Costa Rica and Guatemala, which are owned by a family member of one of the Company’s shareholders. Sales of medical equipment to this radiation center were approximately $156,000, $181,000, and $267,000 in 2001, 2002 and 2003, respectively and $16,000 and $11,000 for the three months ended March 31, 2003 and 2004 (unaudited). Gain on the sale of the medical equipment was approximately $14,000, $16,000, and $24,000 in 2001, 2002 and 2003, respectively and $1,000 and $1,000 for the three months ended March 31, 2003 and 2004 (unaudited). Balances in accounts receivable were approximately $149,000 and $211,000 at December 31, 2002 and 2003, respectively and $212,000 for the three months ended March 31, 2004 (unaudited). In August 2000, the Company financed the purchase of a Nucletron high dose remote after loader by the Costa Rican operation. A $288,000 note, including an effective interest rate of 16.075% was taken in exchange for the equipment. The principal and accrued interest outstanding under the note were approximately $188,000 and $149,000 at December 31, 2002 and 2003, respectively and $149,000 for the three months ended March 31, 2004 (unaudited).

       The Company contracts with a radiology group, which was partly owned by a shareholder, to provide PET scans to our patients. The Company reimburses for services, supplies, equipment and personnel to provide these services. Purchases by the Company were approximately $291,000, $270,000, $530,000, $111,000 and $87,000 for the years ended December 31, 2001, 2002, 2003 and for the three months ended March 31, 2003 and 2004 (unaudited) respectively.

       The Company provides funds to certain land partnerships and a general contractor, which are owned by certain of the Company’s shareholders. The funds are for start-up costs and monthly charges for the allocated costs. The balances due from these entities were approximately $5,000, $6,000 and $500 at December 31, 2002, 2003 and for the three months ended March 31, 2004 (unaudited) respectively. The Company receives services from a general contractor, which is owned by certain of the Company’s shareholders for remodeling and real property improvements at its facilities. Payments made by the Company to the general contractor were approximately $129,000, $336,000, $771,000 and $1,000 and $156,000 for the years ended December 31, 2001, 2002, 2003 and for the three months ended March 31, 2003 and 2004 (unaudited) respectively.

       In October 2003, the Company purchased medical malpractice insurance from an insurance company owned by certain of the Company’s shareholders. The period of coverage runs from October 2003 to

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 2004. The premium payments made by the Company in 2003 were approximately $1,721,000, and $687,000 for the three months ended March 31, 2004 (unaudited).

       In Maryland, Nevada, New York, and North Carolina, the Company maintains administrative services agreements with professional corporations owned by certain of the Company’s shareholders, who are licensed to practice medicine in such states. The Company entered into these administrative services agreements in order to comply with the laws of such states which prohibit the Company from employing physicians. The administrative services agreements generally obligate the Company to provide treatment center facilities, staff, equipment, accounting services, billing and collection services, management and administrative personnel, assistance in managed care contracting and assistance in marketing services. Fees paid to the Company by such professional corporations under the administrative services agreements were approximately $8,764,000, $15,671,000, $21,795,000, $4,774,000 and $6,375,000 in 2001, 2002, 2003 and for the three months ended March 31, 2003 and 2004 (unaudited) respectively. These amounts have been eliminated in consolidation.

14. Pro Forma Disclosure (Unaudited)

       The following pro forma disclosures are included as the Company intends to file a registration statement with the Securities and Exchange Commission for an offering of shares of its common stock (the Offering):

       Pro forma taxes: The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. In connection with the closing of the Offering, the S corporation election will terminate and, accordingly, the Company will become subject to U.S. federal and state income taxes. Upon termination of the S corporation election, current and deferred income taxes reflecting the tax effects of temporary differences between the Company’s consolidated financial statement and tax basis of certain assets and liabilities will become liabilities of the Company. These liabilities will be reflected on the consolidated balance sheets with a corresponding expense in the consolidated statements of income and comprehensive income at the completion of the Offering.

       The Company will account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

       Deferred income taxes relate primarily to accounts receivable, fixed assets, and deferred income. The amount of the deferred income tax liability computed using the asset and liability method of accounting for income taxes approximated $1.0 million, $4.5 million, and $6.5 million at December 31, 2001, 2002, and 2003, respectively and $7.4 million at March 31, 2004.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The following unaudited pro forma information reflects the reconciliation between the total statutory provision for income taxes and the total actual provision relating to the income tax expense that would have been incurred if the S corporation were subject to U.S. federal and state income taxes:

				Three months ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Pro forma statutory tax provision	$4,225,000	$7,090,000	$8,380,000	$3,000,000	$3,600,000
State income taxes, net	472,000	800,000	855,000	310,000	380,000
Nondeductible expenses	100,000	215,000	410,000	90,000	100,000

Pro forma total provision for income taxes	$4,797,000	$8,105,000	$9,645,000	$3,400,000	$4,080,000

       Prior to the consummation of the Offering, it is anticipated that the Company will enter into S Corporation Tax Allocation and Indemnification Agreements (the Tax Agreements) with its current shareholders relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the consummation of the Offering, the reallocation of income and deductions between the periods during which the Company was treated as an S corporation and the periods during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreements are intended to include provisions such that taxes are borne by the Company, on the one hand, and the shareholder, on the other, only to the extent that such parties were required to report the related shareholder income for tax purposes.

       Pro Forma Shareholders’ Equity: The Company’s presentation of unaudited pro forma shareholders’ equity at March 31, 2004 reflects the effects on historical retained earnings of the recording of a deferred tax liability of approximately $7.4 million referred to above as if the S corporation election had terminated immediately prior to that date. Additionally, the retained earnings of the Company, after recording the deferred income taxes referred to above, will be reclassified to additional paid-in capital in connection with the termination of the Company’s S corporation election. Unaudited pro forma shareholders’ equity also reflects the payment of a $40 million distribution to the Company’s shareholders made on April 9, 2004. The unaudited pro forma shareholders’ equity at March 31, 2004 gives effect to these items.

       Pro forma net income per common share outstanding: Shares used to calculate unaudited pro forma basic and diluted net income per common share outstanding were adjusted to add 2,857,143 shares of common stock as required under Staff Accounting Bulletin (SAB) Topic 1.B.3 to reflect the number of shares which would have to be issued to replace the $40 million distribution paid to our shareholders. The number of shares included under SAB Topic 1.B.3 is equal to $40 million distribution paid on April 9, 2004 divided by an assumed offering price of $14 per share of our common stock, the mid-point of the range on the cover of the prospectus.

RADIATION THERAPY SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of the calculation follow:

	Year Ended December 31, 2003

	Historical	Adjustments	Pro Forma

Weighted average common shares outstanding — basic	16,974,471	2,857,143	19,831,614
Effect of dilutive options	1,496,409	—	1,496,409

Weighted average common and common equivalent shares outstanding — diluted	18,470,880	2,857,143	21,328,023

	Three Months Ended March 31, 2004

	Historical	Adjustments	Pro Forma

Weighted average common shares outstanding — basic	17,444,098	2,857,143	20,301,241
Effect of dilutive options	1,081,418	—	1,081,418

Weighted average common and common equivalent shares outstanding — diluted	18,525,516	2,857,143	21,382,659

15. Subsequent Events

       In March 2004, the Company refinanced its Senior Credit Facility to add a Term B loan in the amount of $40 million. The Term B loan of $40 million is planned for a one time special distribution to the Company’s shareholders. In addition to the increased borrowing of $40 million, the Senior Credit Facility was revised to incorporate the prior amendments to the agreement. The Senior Credit facility was also updated to revise certain financial covenants and adjust the interest rate spread on the Company’s base or LIBOR borrowings. With respect to the Term B borrowing, the interest rate spread applicable to base rate loans and LIBOR loans are 2.25% and 3.75%, respectively. With respect to the Senior Credit facility, the interest rate spread on either base or LIBOR ranges from 0.25% to 3.25%, based upon certain financial covenant tests. The Term B portion of the Senior Credit Facility matures on March 31, 2009 and includes quarterly principal payments of $500,000 beginning June 30, 2004 through March 31, 2007, $4 million through March 31, 2008 and $4.5 million through December 31, 2008.

      Effective April 15, 2004, the Company entered into an agreement to acquire Devoto Construction, Inc., a related party general contractor, simultaneous with the closing of the Offering. Pursuant to a binding agreement between the parties, the Company will acquire 100% of the outstanding shares of Devoto Construction, Inc. or all of the assets of Devoto Construction, Inc., at the Company’s option, for an aggregate purchase price of $3,528,000, which shall be paid in the form of restricted common stock based on the price of the Offering.

      On May 28, 2004 the Board of Directors declared a 1.83 for 1 forward common stock split for shareholders of record on that date. In addition, the Board of Directors approved an increase in the Company’s common stock to 75,000,000 shares, $.0001 par value, and 10,000,000 shares of preferred stock, .0001 par value. All stock related data in the consolidated financial statements reflect the stock split for all periods presented.

[INSIDE BACK COVER PAGE]

5,500,000 Shares

Radiation Therapy Services, Inc.

Common Stock

PROSPECTUS

                    , 2004

Wachovia Securities

Banc of America Securities LLC

SG Cowen & Co.

SunTrust Robinson Humphrey

       Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

       The following is a list of anticipated expenses in connection with the issuance and distribution of the securities being registered. All amounts other than the SEC and NASD fees are estimated.

SEC registration fee	$11,220
NASD fee	10,500
Nasdaq listing fee	100,000
Printing costs	150,000
Legal fees	495,000
Accounting fees	575,000
Transfer Agent fees	15,000
Blue Sky fees and expenses	50,000
Miscellaneous	93,280

Total	$1,500,000

Item 14.	Indemnification of Directors and Officers.

       Section 607.0831 of the Florida Business Corporation Act (“FBCA”) limits the liability of directors of Florida corporations. Section 607.0831 provides that a director is not personally liable for monetary damages to the corporation or any other person unless the director breached or failed to perform his or her duties as a director and the director’s breach of, or failure to perform, those duties constituted:

•	a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful, or had no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit, either directly or indirectly;

•	a circumstance under which the liability provisions of Florida law for unlawful distributions are applicable;

•	in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or

•	in a proceeding by or in the right of someone other than the corporation or by or in the right of a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

       Section 607.0850 of the FBCA empowers a Florida corporation, subject to certain limitations, to indemnify its directors, officers and employees against expenses (including attorneys’ fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful.

       Our Articles of Incorporation and Bylaws provide that the we shall indemnify any person who is or was a director, officer or employee of us to the full extent permitted by Florida law. In addition, subsequent to the Offering we will maintain director and officer liability insurance.

Item 15.	Recent Sales of Unregistered Securities.

       The following information relates to all securities issued or sold by us in the last three years that were not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemptions from registration provided under Rule 701 promulgated under Section 3(b) of the Securities Act, and Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Each of the stock certificates we issued in such transactions contain a restrictive legend permitting transfer of the securities only upon registration under the Securities Act or pursuant to an exemption from registration.

       On various dates during the period between January 1, 2001 and March 31, 2004 (the “Applicable Period”), 1,581,623 shares of our common stock were issued in connection with the exercise of stock options by employees and consultants under our 1997 Stock Option Plan at exercise prices ranging from $1.91 to $3.45 per share.

       In January 2001, we issued 36,600 shares of our common stock to an employee in consideration of a promissory note in the amount of $126,200.

       In September 2001, we issued 9,150 shares of our common stock to an employee in consideration of a promissory note in the amount of $50,700. In October 2001, we issued 3,248 shares of our common stock to an employee as part of his annual bonus.

       In January 2002, we issued 54,142 shares of our common stock, valued at $300,000, in connection with our acquisition of assets in North Carolina.

       In April 2002, we issued 128,100 shares each to two of our employees in consideration of promissory notes from the employees in the amount of $709,800 each. Each of the promissory notes is secured by the shares.

       In October 2002, we issued 7,421 shares of our common stock to an employee as part of his annual bonus valued at $54,418.

       In April 2003, we sold 2,745 shares of our common stock to an employee as part of a bonus, valued at $20,130.

       In September 2003, we issued 3,239 shares of our common stock to an employee as part of his annual bonus, valued at $30,072.

Item 16.	Exhibits and Financial Statement Schedules.

       (a) Exhibits.

Exhibit No.		Description

1		Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Articles of Incorporation of Radiation Therapy Services, Inc.
3	.2*	Form of Amended and Restated Bylaws of Radiation Therapy Services, Inc.
3.3		Amended and Restated Articles of Incorporation of Radiation Therapy Services, Inc.
3.4		Restated Bylaws of Radiation Therapy Services, Inc.
4	.1*	Form of Radiation Therapy Services, Inc. common stock certificate
4	.2**	Third Amended and Restated Credit Agreement among the Company, the financial institutions parties thereto, Bank of America, N.A., as Administrative Agent, and Wachovia Bank, National Association, as Documentation Agent dated as of March, 2004; Form of Term Loan A Note; Form of Revolving Note; Form of Swing Line Note; Form of Term Loan B Note.
5.1		Opinion of Shumaker, Loop & Kendrick, LLP
10	.1**	Lease Agreement effective July 1, 1987, between Kyle, Sheridan & Thorn Associates and Katin, Dosoretz Radiation Therapy Associates, P.A. for premises in Ft. Myers, Florida. Effective July 31, 1997, Katin, Dosoretz Radiation Therapy Associates, P.A. changed its name to 21st Century Oncology, Inc.
10	.2**	Lease Agreement dated May 1, 1999 between Colonial Radiation Associates and Radiation Therapy Services, Inc. for premises in Fort Myers, Florida
10	.3**	Lease dated December 3, 1999 between Henderson Radiation Associates and Nevada Radiation Therapy Management Services, Inc. for premises in Henderson, Nevada.
10	.4**	Lease dated December 31, 1999 between Tamarac Radiation Associates and 21st Century Oncology, Inc. for premises in Tamarac, Florida.
10	.5**	Lease dated January 1, 2001 between Bonita Radiation Associates and 21st Century Oncology, Inc. for premises in Bonita Springs, Florida.
10	.6**	Lease dated October 25, 2000 between North Naples Extension and 21st Century Oncology, Inc. for premises in Naples, Florida.
10	.7**	Lease Agreement dated May 21, 2001 between Fort Walton Radiation Associates, LLP and 21st Century Oncology, Inc. for premises in Fort Walton Beach, Florida.
10	.8**	Lease Agreement dated November 13, 2000 between West Palm Radiation Associates, LLC and Palms West Radiation Associates, LLC for premises in Palm Beach County, Florida.
10	.9**	Lease dated May 1, 2002 between Bradenton Radiation Associates and 21st Century Oncology, Inc. for premises in Bradenton, Florida.
10	.10**	Lease Agreement dated October 1, 2002 between 21st Century Oncology, Inc. and Plantation Radiation Associates for premises in Plantation, Florida.
10	.11**	Lease Agreement dated January 21, 2003 between Yonkers Radiation Enterprises, LLC and New York Radiation Therapy Management Services, Incorporated for premises in Yonkers, New York.
10	.12**	Lease dated February 1, 2003 between Lehigh Radiation Associates and 21st Century Oncology, Inc. for premises in Lehigh Acres, Florida.
10	.13**	Lease dated November 19, 2003 between Destin Radiation Enterprises, LLC and 21st Century Oncology, Inc. for premises in Santa Rosa Beach, Florida.
10	.14*	Sublease agreement dated October 21, 1999 between Radiation Therapy Services, Inc. and Westchester MRI Specialists, P.C.
10	.15*	Administrative Services Agreement dated January 1, 1999 between New York Radiation Therapy Management Services, Incorporated and Yonkers Radiation Medical Practice, P.C.; Addendum dated January 1, 2000 for Yonkers; Addendum dated January 1, 2001; Addendum dated January 1, 2002; Addendum dated January 1, 2003; Addendum dated January 1, 2004.

Exhibit No.		Description

10	.16**	Administrative Services Agreement dated January 1, 2002 between North Carolina Radiation Therapy Management Services, Inc. and Radiation Therapy Associates of Western North Carolina, P.A.; Addendum dated January 1, 2002; Addendum dated January 1, 2003; Addendum dated January 1, 2004.
10	.17**	Administrative Services Agreement dated January 9, 1998 between Nevada Radiation Therapy Management Services, Incorporated and Michael J. Katin, M.D., Prof. Corp.; Addendum dated January 1, 1999; Addendum dated January 1, 2000; Addendum dated January 1, 2001; Addendum dated January 1, 2002; Addendum dated January 1, 2003; Addendum dated January 1, 2004.
10	.18**	Administrative Services Agreement dated October 31, 1998 between Maryland Radiation Therapy Management Services, Inc. and Katin Radiation Therapy, P.A.; Addendum dated January 1, 2000; Addendum dated January 1, 2001; Addendum dated January 1, 2002; Addendum dated January 1, 2003, Addendum dated January 1, 2004.
10	.19**	Second Amended and Restated 1997 Stock Option Plan
10	.20***	Radiation Therapy Services, Inc. 2004 Stock Incentive Plan
10	.21*	Performance Based Bonus Plan as of April 2004
10	.22*	Executive Employment Agreement of Daniel E. Dosoretz, M.D.
10	.23*	Physician Employment Agreement between Daniel E. Dosoretz, M.D. and 21st Century Oncology, Inc.
10	.24***	Physician Employment Agreement between Graciela R. Garton, M.D. and 21st Century Oncology, Inc., Physician Employment Agreement between Graciela R. Garton, M.D. and Radiation Therapy Associates of Western North Carolina, Inc. and Executive Employment Agreement of Graciela Garton, M.D.
10	.25***	Physician Employment Agreement between Michael J. Katin, M.D. and 21st Century Oncology, Inc.
10	.26*	Executive Employment Agreement of James H. Rubenstein, M.D.
10	.27*	Physician Employment Agreement between James H. Rubenstein, M.D. and 21st Century Oncology, Inc.
10	.28*	Executive Employment Agreement of David M. Koeninger
10	.29*	Executive Employment Agreement of Joseph Biscardi
10	.30**	Form of Transition Agreement and Stock Pledge.
10	.31**	Third Amended and Restated Credit Agreement among the Company, the financial institutions parties thereto, Bank of America, N.A., as Administrative Agent, and Wachovia Bank, National Association, as Documentation Agent dated as of March, 2004; Form of Term Loan A Note; Form of Revolving Note; Form of Swing Line Note; Form of Term Loan B Note. (Contained in Exhibit 4.2)
10	.32**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to Daniel E. Dosoretz, M.D.
10	.33**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to Michael J. Katin, M.D.
10	.34**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to Howard M. Sheridan, M.D.
10	.35**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to James R. Rubenstein, M.D.
10	.36**	Promissory Note dated November 10, 1993 from 21st Century Oncology, Inc. (Successor in interest to Southwest Florida Equipment, Inc.) to Howard M. Sheridan, as Trustee.

Exhibit No.		Description

10	.37**	Promissory Note dated April 15, 1994 from 21st Century Oncology, Inc. (successor in interest to Katin, Dosoretz Radiation Therapy Associates, P.A.) to Howard M. Sheridan, as Trustee.
10	.38**	Promissory Note dated February 8, 1993 from 21st Century Oncology, Inc. (successor in interest to Katin, Dosoretz Radiation Therapy Associates, P.A.) to Mildred Sheridan.
10	.39**	Promissory Note dated September 16, 1993 from 21st Century Oncology, Inc. (successor in interest to Central Radiation therapy, P.A.) to Natalie J. Driggers.
10	.40**	Promissory Note dated May 4, 1993 from 21st Century Oncology, Inc. (successor in interest to Katin, Dosoretz Radiation Therapy Associates, P.A.) to Natalie J. Driggers.
10	.41**	Promissory Note dated December 28, 1999 from 21st Century Oncology, Inc. to Radiation Centers of America, Inc.
10	.42*	Insurance Policy issued by Batan Insurance Company SPC, LTD to Radiation Therapy Services, Inc.
10	.43**	Letter agreement dated April 15, 2004 for acquisition of Devoto Construction, Inc.
10	.44***	S Corporation Tax Allocation and Indemnification Agreements
10	.45*	Promissory Note from Radiation Therapy Services, Inc. to Daniel E. Dosoretz, M.D.
10	.46*	Promissory Note from Radiation Therapy Services, Inc. to Michael J. Katin, M.D.
10	.47*	Promissory Note from Radiation Therapy Services, Inc. to Howard M. Sheridan, M.D.
10	.48*	Promissory Note from Radiation Therapy Services, Inc. to James R. Rubenstein, M.D.
10	.49*	Employment Agreement of Howard M. Sheridan, M.D.
10	.50*	Form of Indemnification Agreement (Directors and/or Officers)
10	.51***	Loan Repayment Agreement among Radiation Therapy Services, Inc., Daniel E. Dosoretz, M.D., Michael J. Katin, M.D., Howard Sheridan, M.D., Peter H. Blitzer, M.D. and James H. Rubenstein, M.D.
10	.52*	Promissory Note dated September 1, 2002 from Graciela Garton, M.D., to Radiation Therapy Services, Inc.
10	.53***	Management Services Agreement dated May 1, 2001 between Riverhill MRI Specialists, P.C. d/b/a Rivermed Imaging and Financial Services of Southwest Florida, Inc.
10	.54***	Positron Emission Tomography (PET) Services Office, Equipment and Personnel Lease Agreement dated June 1, 2002 between Radiology Regional Center, P.A. and 21st Century Oncology, Inc.; Amendment 1 dated September 2003.
10	.55***	Positron Emission Tomography (PET) Services Office, Equipment and Personnel Lease Agreement dated October 1, 2001 between Radiology Regional Center, P.A. and 21st Century Oncology, Inc.; Amendment 2 dated September 2003
21	**	Subsidiaries of Radiation Therapy Services, Inc.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Shumaker, Loop & Kendrick, LLP (contained in Exhibit 5.1).
24	**	Power of Attorney (contained in Signature Page of original filing on April 19, 2004).
99	.1*	Consent of Herbert Dorsett, Nominee for Director.
99.2		Consent of Ronald E. Inge, Nominee for Director.

     * Previously filed on May 21, 2004.

 ** Previously filed on April 19, 2004.

***	Previously filed on June 2, 2004.

VALUATION AND QUALIFYING ACCOUNTS AND ACCOUNTANTS REPORT

Schedule II — Valuation and Qualifying Accounts

RADIATION THERAPY SERVICES, INC.

AND SUBSIDIARIES

SCHEDULE II —

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003

	Year Ended December 31,

	2001	2002	2003

Allowance for uncollectible accounts	$6,027,860	$6,283,949	$6,864,807
Additions charged to provision for bad debts	2,017,885	3,364,538	3,374,587
Accounts receivable written off (net of recoveries)	(1,761,796)	(2,783,680)	(3,256,104)

Balance, end of year	$6,283,949	$6,864,807	$6,983,290

      All other schedules are omitted because they are not applicable or not required or because the required information is shown in the consolidated financial statements of Radiation Therapy Services, Inc. and subsidiaries or the notes thereto.

Item 17.	Undertakings.

       *(f) We hereby undertake to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

       *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       *(i) We hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Myers, State of Florida, as of the 15th day of June, 2004.

RADIATION THERAPY SERVICES, INC.

By:	/s/ DANIEL E. DOSORETZ, M.D.

Daniel E. Dosoretz, M.D.
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 15, 2004.

Signature	Title

/s/ HOWARD M. SHERIDAN, M.D.* Howard M. Sheridan, M.D.	Chairman of the Board

/s/ DANIEL E. DOSORETZ, M.D. Daniel E. Dosoretz, M.D.	President, Chief Executive Officer and Director (principal executive officer)

/s/ DAVID M. KOENINGER David M. Koeninger	Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ JOSEPH BISCARDI Joseph Biscardi	Corporate Controller and Chief Accounting Officer (principal accounting officer)

/s/ JAMES H. RUBENSTEIN, M.D.* James H. Rubenstein, M.D.	Medical Director, Secretary and Director

/s/ MICHAEL J. KATIN, M.D.* Michael J. Katin, M.D.	Director

* By: /s/ DANIEL E. DOSORETZ

Daniel E. Dosoretz, Attorney-in-fact

Exhibit No.		Description

1		Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Articles of Incorporation of Radiation Therapy Services, Inc.
3	.2*	Form of Amended and Restated Bylaws of Radiation Therapy Services, Inc.
3.3		Amended and Restated Articles of Incorporation of Radiation Therapy Services, Inc.
3.4		Restated Bylaws of Radiation Therapy Services, Inc.
4	.1*	Form of Radiation Therapy Services, Inc. common stock certificate
4	.2**	Third Amended and Restated Credit Agreement among the Company, the financial institutions parties thereto, Bank of America, N.A., as Administrative Agent, and Wachovia Bank, National Association, as Documentation Agent dated as of March, 2004; Form of Term Loan A Note; Form of Revolving Note; Form of Swing Line Note; Form of Term Loan B Note.
5.1		Opinion of Shumaker, Loop & Kendrick, LLP
10	.1**	Lease Agreement effective July 1, 1987, between Kyle, Sheridan & Thorn Associates and Katin, Dosoretz Radiation Therapy Associates, P.A. for premises in Ft. Myers, Florida. Effective July 31, 1997, Katin, Dosoretz Radiation Therapy Associates, P.A. changed its name to 21st Century Oncology, Inc.
10	.2**	Lease Agreement dated May 1, 1999 between Colonial Radiation Associates and Radiation Therapy Services, Inc. for premises in Fort Myers, Florida
10	.3**	Lease dated December 3, 1999 between Henderson Radiation Associates and Nevada Radiation Therapy Management Services, Inc. for premises in Henderson, Nevada.
10	.4**	Lease dated December 31, 1999 between Tamarac Radiation Associates and 21st Century Oncology, Inc. for premises in Tamarac, Florida.
10	.5**	Lease dated January 1, 2001 between Bonita Radiation Associates and 21st Century Oncology, Inc. for premises in Bonita Springs, Florida.
10	.6**	Lease dated October 25, 2000 between North Naples Extension and 21st Century Oncology, Inc. for premises in Naples, Florida.
10	.7**	Lease Agreement dated May 21, 2001 between Fort Walton Radiation Associates, LLP and 21st Century Oncology, Inc. for premises in Fort Walton Beach, Florida.
10	.8**	Lease Agreement dated November 13, 2000 between West Palm Radiation Associates, LLC and Palms West Radiation Associates, LLC for premises in Palm Beach County, Florida.
10	.9**	Lease dated May 1, 2002 between Bradenton Radiation Associates and 21st Century Oncology, Inc. for premises in Bradenton, Florida.
10	.10**	Lease Agreement dated October 1, 2002 between 21st Century Oncology, Inc. and Plantation Radiation Associates for premises in Plantation, Florida.
10	.11**	Lease Agreement dated January 21, 2003 between Yonkers Radiation Enterprises, LLC and New York Radiation Therapy Management Services, Incorporated for premises in Yonkers, New York.
10	.12**	Lease dated February 1, 2003 between Lehigh Radiation Associates and 21st Century Oncology, Inc. for premises in Lehigh Acres, Florida.
10	.13**	Lease dated November 19, 2003 between Destin Radiation Enterprises, LLC and 21st Century Oncology, Inc. for premises in Santa Rosa Beach, Florida.
10	.14*	Sublease agreement dated October 21, 1999 between Radiation Therapy Services, Inc. and Westchester MRI Specialists, P.C.
10	.15*	Administrative Services Agreement dated January 1, 1999 between New York Radiation Therapy Management Services, Incorporated and Yonkers Radiation Medical Practice, P.C.; Addendum dated January 1, 2000 for Yonkers; Addendum dated January 1, 2001; Addendum dated January 1, 2002; Addendum dated January 1, 2003; Addendum dated January 1, 2004.

Exhibit No.		Description

10	.16**	Administrative Services Agreement dated January 1, 2002 between North Carolina Radiation Therapy Management Services, Inc. and Radiation Therapy Associates of Western North Carolina, P.A.; Addendum dated January 1, 2002; Addendum dated January 1, 2003; Addendum dated January 1, 2004.
10	.17**	Administrative Services Agreement dated January 9, 1998 between Nevada Radiation Therapy Management Services, Incorporated and Michael J. Katin, M.D., Prof. Corp.; Addendum dated January 1, 1999; Addendum dated January 1, 2000; Addendum dated January 1, 2001; Addendum dated January 1, 2002; Addendum dated January 1, 2003; Addendum dated January 1, 2004.
10	.18**	Administrative Services Agreement dated October 31, 1998 between Maryland Radiation Therapy Management Services, Inc. and Katin Radiation Therapy, P.A.; Addendum dated January 1, 2000; Addendum dated January 1, 2001; Addendum dated January 1, 2002; Addendum dated January 1, 2003, Addendum dated January 1, 2004.
10	.19**	Second Amended and Restated 1997 Stock Option Plan
10	.20***	Radiation Therapy Services, Inc. 2004 Stock Incentive Plan
10	.21*	Performance Based Bonus Plan as of April 2004
10	.22*	Executive Employment Agreement of Daniel E. Dosoretz, M.D.
10	.23*	Physician Employment Agreement between Daniel E. Dosoretz, M.D. and 21st Century Oncology, Inc.
10	.24***	Physician Employment Agreement between Graciela R. Garton, M.D. and 21st Century Oncology, Inc., Physician Employment Agreement between Graciela R. Garton, M.D. and Radiation Therapy Associates of Western North Carolina, Inc. and Executive Employment Agreement of Graciela Garton, M.D.
10	.25***	Physician Employment Agreement between Michael J. Katin, M.D. and 21st Century Oncology, Inc.
10	.26*	Executive Employment Agreement of James H. Rubenstein, M.D.
10	.27*	Physician Employment Agreement between James H. Rubenstein, M.D. and 21st Century Oncology, Inc.
10	.28*	Executive Employment Agreement of David M. Koeninger
10	.29*	Executive Employment Agreement of Joseph Biscardi
10	.30**	Form of Transition Agreement and Stock Pledge.
10	.31**	Third Amended and Restated Credit Agreement among the Company, the financial institutions parties thereto, Bank of America, N.A., as Administrative Agent, and Wachovia Bank, National Association, as Documentation Agent dated as of March, 2004; Form of Term Loan A Note; Form of Revolving Note; Form of Swing Line Note; Form of Term Loan B Note. (Contained in Exhibit 4.2)
10	.32**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to Daniel E. Dosoretz, M.D.
10	.33**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to Michael J. Katin, M.D.
10	.34**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to Howard M. Sheridan, M.D.
10	.35**	Promissory Note dated September 1, 1997 from Radiation Therapy Services, Inc. to James R. Rubenstein, M.D.
10	.36**	Promissory Note dated November 10, 1993 from 21st Century Oncology, Inc. (Successor in interest to Southwest Florida Equipment, Inc.) to Howard M. Sheridan, as Trustee.

Exhibit No.		Description

10	.37**	Promissory Note dated April 15, 1994 from 21st Century Oncology, Inc. (successor in interest to Katin, Dosoretz Radiation Therapy Associates, P.A.) to Howard M. Sheridan, as Trustee.
10	.38**	Promissory Note dated February 8, 1993 from 21st Century Oncology, Inc. (successor in interest to Katin, Dosoretz Radiation Therapy Associates, P.A.) to Mildred Sheridan.
10	.39**	Promissory Note dated September 16, 1993 from 21st Century Oncology, Inc. (successor in interest to Central Radiation therapy, P.A.) to Natalie J. Driggers.
10	.40**	Promissory Note dated May 4, 1993 from 21st Century Oncology, Inc. (successor in interest to Katin, Dosoretz Radiation Therapy Associates, P.A.) to Natalie J. Driggers.
10	.41**	Promissory Note dated December 28, 1999 from 21st Century Oncology, Inc. to Radiation Centers of America, Inc.
10	.42*	Insurance Policy issued by Batan Insurance Company SPC, LTD to Radiation Therapy Services, Inc.
10	.43**	Letter agreement dated April 15, 2004 for acquisition of Devoto Construction, Inc.
10	.44***	S Corporation Tax Allocation and Indemnification Agreements
10	.45*	Promissory Note from Radiation Therapy Services, Inc. to Daniel E. Dosoretz, M.D.
10	.46*	Promissory Note from Radiation Therapy Services, Inc. to Michael J. Katin, M.D.
10	.47*	Promissory Note from Radiation Therapy Services, Inc. to Howard M. Sheridan, M.D.
10	.48*	Promissory Note from Radiation Therapy Services, Inc. to James R. Rubenstein, M.D.
10	.49*	Employment Agreement of Howard M. Sheridan, M.D.
10	.50*	Form of Indemnification Agreement (Directors and/or Officers)
10	.51***	Loan Repayment Agreement among Radiation Therapy Services, Inc., Daniel E. Dosoretz, M.D., Michael J. Katin, M.D., Howard Sheridan, M.D., Peter H. Blitzer, M.D. and James H. Rubenstein, M.D.
10	.52*	Promissory Note dated September 1, 2002 from Graciela Garton, M.D., to Radiation Therapy Services, Inc.
10	.53***	Management Services Agreement dated May 1, 2001 between Riverhill MRI Specialists, P.C. d/b/a Rivermed Imaging and Financial Services of Southwest Florida, Inc.
10	.54***	Positron Emission Tomography (PET) Services Office, Equipment and Personnel Lease Agreement dated June 1, 2002 between Radiology Regional Center, P.A. and 21st Century Oncology, Inc.; Amendment 1 dated September 2003.
10	.55***	Positron Emission Tomography (PET) Services Office, Equipment and Personnel Lease Agreement dated October 1, 2001 between Radiology Regional Center, P.A. and 21st Century Oncology, Inc.; Amendment 2 dated September 2003
21	**	Subsidiaries of Radiation Therapy Services, Inc.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Shumaker, Loop & Kendrick, LLP (contained in Exhibit 5.1).
24	**	Power of Attorney (contained in Signature Page of original filing on April 19, 2004).
99	.1*	Consent of Herbert Dorsett, Nominee for Director.
99.2		Consent of Ronald E. Inge, Nominee for Director.

     * Previously filed on May 21, 2004.

 ** Previously filed on April 19, 2004.

***	Previously filed on June 2, 2004.

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